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INDEX TO FINANCIAL STATEMENTS

As confidentially submitted with the Securities and Exchange Commission on August 9, 2013

Registration No. 333 —

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

voxeljet AG
(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant's name into English)

Federal Republic of Germany	3555	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
Paul-Lenz Straße 1b 86316 Friedberg, Germany (49) 821 7483 100 (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
Corporation Service Company 1090 Vermont Avenue N.W. Washington, DC 20005 (800) 927-9800 (Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
David S. Rosenthal, Esq. Berthold A. Hummel, Esq. Dechert LLP 1095 Avenue of the Americas New York, NY 10036 (212) 698-3500	William F. Schwitter, Esq. Paul Hastings LLP 75 East 55th Street New York, NY 10022 (212) 318-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, please check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(1)	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee

Ordinary shares, €1.00 nominal value per share	$	$

(1)
American depositary shares, or ADSs, issuable upon deposit of the ordinary shares registered hereby will be registered under a separate Registration Statement on Form F-6. Each ADS will represent                           of an ordinary share.

(2)
Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(3)
Includes ordinary shares represented by ADSs that may be purchased by the underwriters pursuant to an option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated August 9, 2013

American Depositary Shares

Representing                  Ordinary Shares

voxeljet AG

$             per American Depositary Share

•
voxeljet AG, a German stock corporation, is offering             American Depositary Shares, or ADSs, and the selling shareholders identified in this prospectus are offering             ADSs. We will not receive any proceeds from the sale of ADSs by the selling shareholders. Each ADS will represent              of an ordinary share with a nominal value of €1.00 per share.

•
We anticipate that the initial public offering price will be between $             and $             per ADS.

•
This is our initial public offering and no public market currently exists for our shares.

•
Proposed trading symbol: New York Stock Exchange — VJET

This investment involves risk. See "Risk Factors" beginning on page 13.

	Per ADS	Total
Public offering price	$	$
Underwriting discounts	$	$
Proceeds, before expenses, to voxeljet AG	$	$
Proceeds, before expenses, to the selling shareholders	$	$

The underwriters have a 30-day option to purchase up to                           additional ADSs from the selling shareholders to cover over-allotments, if any.

We are an "emerging growth company" as that term is defined in the Jumpstart Our Business Startups Act and, as such, will be subject to reduced public company reporting requirements for future filings. See "Prospectus Summary — Implications of Being an Emerging Growth Company."

Neither the Securities and Exchange Commission nor any state securities commission has approved of anyone's investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the ADSs will be made against payment in New York, New York on or about                           , 2013.

Piper Jaffray	Citigroup

The date of this prospectus is                                        , 2013

You should rely only on the information contained in this prospectus or contained in any free writing prospectus we file with the Securities and Exchange Commission, or the SEC. Neither we nor the underwriters have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus filed with the SEC. We are offering to sell, and seeking offers to buy, our ADSs only in jurisdictions where offers and sales of these securities are legally permitted. The information contained in this prospectus or in any free writing prospectus we file is accurate only as of its date, regardless of the time of delivery of this prospectus or of any sale of our ADSs. Our business, financial condition, results of operation and prospects may have changed since that date.

Until 25 days after the date of this prospectus, federal securities laws may require all dealers that buy, sell, or trade the ADSs, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider in making your investment decision. Before investing in our ADSs, you should read this entire prospectus carefully, including the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Voxeljet Technology GmbH's financial statements and related notes, for a more complete understanding of our business and this offering. Except as otherwise required by the context, references to "voxeljet," "Company," "we," "us" and "our" are to voxeljet AG and its legal predecessor Voxeljet Technology GmbH.

All references to "U.S. dollars" or "$" are to the legal currency of the United States and all references to "€" or "euro" are to the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

Our Company

We are a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. Our 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. We offer our customers the highest volumetric output rate in the industry due to the combination of our large build boxes and print speeds. We provide our 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets.

We offer six different 3D printer platforms with build boxes that range from 300 × 200 × 150 millimeters to 4,000 × 2,000 × 1,000 millimeters, with various print speeds, which produce volumetric output rates ranging from 0.7 liters per hour to 123.0 liters per hour. All of our platforms support our principal material sets, which include sand and plastics, along with their respective proprietary chemical binding agents. We develop our material sets according to the needs of our industrial and commercial customers, and we are currently in varying stages of developing new material sets, including shell molding and chromite sands, PMMA-based plastics, ceramics, silicon carbide, tungsten carbide, wood powder and cement.

We believe that our recent innovations in 3D printers will continue to increase customer adoption of our additive manufacturing technology in industrial and commercial applications. Recent key innovations include:

    •
    The VX4000 system, which offers a build box of 4,000 × 2,000 × 1,000 millimeters, representing a volume that is more than six times the volume of the next largest commercially available 3D printer. The VX4000 prints at a speed of 75 seconds per layer, yielding a volumetric output rate of 123.0 liters per hour, the highest in the industry. This printer enables the user to print cost-effectively either a single, large-scale part or large quantities of customized smaller parts in a single batch.

    •
    The VXC800, which we believe is the only continuous build 3D printer currently on the market, has a build envelope of 850 × 500 millimeters, with the third dimension being theoretically unlimited. Unlike other additive manufacturing systems, the VXC800 utilizes a conveyer platform which permits the manufacturing of products that are not constrained by the length of a build box. We believe this process, enabled by our proprietary design, creates new opportunities in the direct digital manufacturing of parts, as this 3D printer can be integrated into our customers' workflows in a manner that allows for uninterrupted production.

Our business is divided into two principal segments: Systems and Services.

In our Systems segment, we focus on the sale, production and development of 3D printers. We also provide consumables, including particulate materials and proprietary chemical binding agents, maintenance contracts and spare parts to our customers.

In our Services segment, we print on-demand parts for our customers. At our service center, which we believe is one of the largest additive manufacturing service centers in Europe, we create parts, molds, cores and models based on designs produced using 3D computer-aided design, or CAD, software.

Our legal predecessor was founded in 1999 as Generis GmbH. We sold our first 3D printer in 2002 and commenced our on-demand parts services business in 2003. As of June 30, 2013, we had an installed base of 52 printers worldwide, and we operated one service center with approximately 16,000 square feet of production space.

Our revenues have grown to €8.7 million in 2012 from €4.8 million in 2010, representing a 35% compound annual growth rate.

Our Industry

Additive manufacturing, which is often referred to as 3D printing, is a process in which 3D printers produce parts designed with CAD software through the successive addition of thin layers of material until a three-dimensional shape is created. Additive manufacturing has traditionally been used for prototyping and concept modeling, but is now also increasingly being used in tooling, casting and direct part production. Many industrial and commercial customers have realized cost and time savings through the incorporation of additive manufacturing into their existing workflows, either complementing or replacing traditional manufacturing methods. Additive manufacturing processes do not require tooling, an integral part of traditional manufacturing, which allows for quicker turnaround times and minimal setup costs relative to traditional manufacturing. As additive manufacturing technologies continue to improve, particularly with respect to print speed and materials, we believe the addressable market for additive manufacturing solutions will continue to expand.

We believe that additive manufacturing provides several advantages over traditional design and manufacturing processes, including:

    •
    Elimination of Design Constraints.  3D printers provide users with the flexibility to manufacture parts that would not be possible or economically feasible to produce using traditional manufacturing. Traditional manufacturing processes often limit product designs as a result of how parts are created through subtractive manufacturing, which requires the removal of material from a solid object. Additive manufacturing allows for the design of parts without these design-to-manufacture constraints.

    •
    Reduced Cost of Complexity.  Additive manufacturing technology enables users to produce complex parts at little or no incremental cost versus simple parts because 3D printers build three-dimensional shapes via the successive addition of thin layers of material, as opposed to the removal of material by drilling, milling or grinding.

    •
    Mass Customization.  Because 3D printers do not require tooling or significant setup costs, users are able to produce customized parts in a cost-effective manner. Large format, industrial additive manufacturing technology expands the opportunity for higher volume, customized part production.

    •
    Reduced Time to Market.  3D printers reduce the time between part design, development, testing and final part production. Additive manufacturing enables digital designs to be printed, tested and evaluated, and then modified quickly. Once the design is finalized, parts can immediately be produced without additional setup or tooling costs.

    •
    Cost Effective Short Run Production.  The upfront setup costs required in traditional manufacturing are not required when using additive manufacturing technologies. Therefore, additive manufacturing represents an attractive alternative to traditional manufacturing when the production of a limited quantity of parts is needed.

There are a number of available additive manufacturing technologies, including powder binding, inkjet, fused deposition modeling, stereolithography and selective laser sintering. The technologies differ on the basis of accuracy, surface quality, variety and properties of consumables, capacity, speed, color variety, transparency and the ability to print multiple materials, among other factors. Our 3D printers employ a powder binding technology to produce parts using various material sets. Powder binding is a process in which layers of powder are bonded by a liquid agent that is deposited through a printhead. This process has the fastest build speeds and the lowest materials cost relative to other additive manufacturing technologies.

The worldwide market for additive manufacturing products and services has grown from $1.3 billion in 2010 to $2.2 billion in 2012, representing a 29% compound annual growth rate, according to the Wohlers Report 2013. The Wohlers Report 2013 projects the worldwide additive manufacturing products and services market to reach approximately $6.0 billion by 2017 and $10.8 billion by 2021, representing 2012-2017 and 2012-2021 compound annual growth rates of 22% and 19%, respectively. Much of the recent growth has been driven by the demand for production parts.

We believe that our addressable market is larger than the worldwide market for additive manufacturing products detailed in the Wohlers Report 2013. For example, the global market for machine tools totaled $93.2 billion in 2012, according to the 2013 World Machine Tool Output & Consumption Survey. In addition, according to the American Foundry Society, the U.S. market for metal castings was $32.4 billion in 2012. We believe these markets represent significant short and long-term revenue opportunities due to the advantages offered by our technology and the early adoption of additive manufacturing technologies in these markets.

Our Competitive Strengths

We believe that our competitive strengths include:

Build box size.    The size of the build box is important to many industrial and commercial customers, who may want to produce either large-scale industrial parts or large quantities of discrete parts in one batch. We currently offer six 3D printer platforms with varying build box sizes, ranging from 300 × 200 × 150 millimeters to 4,000 × 2,000 × 1,000 millimeters. Among our systems, the VX4000 system offers a build box of 4,000 × 2,000 × 1,000 millimeters, representing a volume that is more than six times the volume of the next largest commercially available 3D printer.

Volumetric output rate.    Due to our build box sizes and print speeds, we believe that our 3D printers provide among the highest output efficiency, as measured by the rate of volume output per hour, relative to competing additive manufacturing technologies. For example, our VX4000 machine features a volumetric output rate of 123.0 liters per hour, which we believe is the highest in the industry. Our industry leading volumetric output rates enable us to produce parts meeting the specifications of our customers at a cost and speed that is attractive relative to traditional manufacturing alternatives, which effectively expands our addressable market.

Material sets.    Our 3D printers currently utilize various material sets, which include the combination of a particulate material, including sand or plastic, and our proprietary chemical binding agents. We believe that our material sets and technology can more readily address industrial and commercial applications than other additive manufacturing technologies because our materials meet or exceed the desired performance characteristics for a wide range of industrial and commercial applications or are already commonly used in traditional manufacturing processes. To meet our customer requirements, we are in varying stages of development of new material sets which include:

    •
    shell molding and chromite sands;

    •
    additional PMMA-based plastics;

    •
    ceramics;

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    silicon carbide;

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    tungsten carbide;

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    wood powder; and

    •
    cement.

Track record of innovation.    Our technology portfolio reflects our continued investments in a range of disciplines, including physics, chemistry, mechanical and electrical engineering and software development. We believe that we have a strong base of technology know-how, backed by our portfolio of intellectual property featuring patents and trade secrets covering processes, materials and equipment. As of June 30, 2013, we owned or co-owned 20 issued U.S. patents and 13 pending U.S. patent applications. In addition, we own or co-own patent rights in Europe, Asia and Canada. In total, our patent portfolio consists of over 170 U.S. and international patents and patent applications. We also exchange information between our Services and our Systems segments to ensure that our development efforts are aligned with our customers' needs. We believe that we have a culture of innovation, and we expect to continue to enhance our solutions both to drive further market adoption of 3D printing and to broaden our market reach.

Deep customer relationships.    We are an early entrant in the market for additive manufacturing industrial part production, and we are one of the few providers of additive manufacturing solutions to commercial and industrial customers within the foundry, automotive, heavy equipment, power fluid handling and aerospace industries. We have a reputation for providing high-quality systems and services in the marketplace and have longstanding relationships with leading multinational customers, including Daimler AG, BMW AG, Ford Motor Company, Hyundai Motor Company, Liebherr Group, Volkswagen AG and Porsche AG, as well as with other key users of additive manufacturing in the film and entertainment industry, such as Propshop Modelmakers Ltd., and technical universities, such as the University of Rostock, the Technical University of Munich and the Vaal University of Technology.

These relationships provide us with significant insights into our customers' needs and help us to direct our research and development efforts.

Extensive global distributor network.    In addition to our direct sales force, we have built an extensive global network of over 25 distributors in Europe, the Americas, the Middle East, Africa, Asia and Australia. We will continue to invest in expanding our distribution footprint to further penetrate our existing markets and to reach attractive new geographies. We currently print parts on demand for our customers from our service center in Europe, and we plan to expand our services footprint to include service centers in North America and Asia that are in closer proximity to our distributors and end customers.

Our Business Strategies

The principal elements of our growth strategy include:

Enable adoption of our additive manufacturing technology.    Our business model facilitates the adoption of our additive manufacturing technology by providing customers the ability to utilize our technology, either through our on-demand parts services or through the purchase of our 3D printers. Our customer relationships typically begin with the customer's purchase of parts, which we print in our on-demand parts service center. As our parts customers embrace additive manufacturing and our technology, they typically either increase the volume of their on-demand parts orders or purchase one of our 3D printers, or both depending on their needs.

Expand capacity via the development of high volume service centers in key geographic locations.    Our on-demand parts services play an integral role in the sale of our 3D printers, as a majority of our 3D printer sales have been generated from customers of our on-demand parts business. We believe that the establishment of large-scale service centers will allow us to take advantage of significant economies of scale and will maximize our return on investment in our on-demand parts business. We are in the process of expanding our existing European service center from approximately 16,000 square feet to over 40,000 square feet of production space and, with a portion of the proceeds from this offering, we plan to establish new service centers in North America and Asia.

Invest in research and development.    We seek to identify ways we can apply our technology and expertise to meet a wider range of customer needs for both 3D printers and services. We have successfully introduced six printer platforms since 2007, including the VXC800 in 2012, which we believe is the only continuous build 3D printer currently on the market, and the VX4000, which offers the largest commercially available 3D printer build box. We continuously work with our customers to develop new material sets that will facilitate the adoption of our technology. In 2012, 2011 and 2010, we spent 18%, 18% and 23% of our revenues, respectively, on research and development investment.

Expand our sales and marketing presence.    We plan to increase our market awareness by adding distributors and increasing marketing efforts in order to increase sales of 3D printers and on-demand parts. We plan to expand our direct sales force and our network of over 25 distributors throughout Europe, the Americas, the Middle East, Africa, Asia and Australia. We currently market our brand and our services at industry conferences, trade shows, and across various forms of digital and traditional media, and we will increasingly expand our marketing efforts in North America and Asia in conjunction with our geographic expansion to those regions.

Further penetrate our targeted industry verticals.    We continue to actively pursue opportunities in our targeted verticals, which utilize larger scale parts that require customization, complexity and short lead times. We believe our planned service center expansions, our continued investment in research and development and expanded sales and marketing capabilities will help us further penetrate these verticals. We serve our targeted industry verticals both directly and indirectly through foundries and service bureaus. Our targeted industry verticals include:

    •
    automotive;

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    aerospace;

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    film and entertainment;

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    art;

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    architecture;

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    engineering;

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    packaging;

    •
    education;

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    medical; and

    •
    consumer products.

Company History / Corporate Information

The legal predecessor of our company was founded as Generis GmbH on May 5, 1999. On January 7, 2004, Generis GmbH changed its name to Voxeljet Technology GmbH.

On July 2, 2013, the shareholders of Voxeljet Technology GmbH incorporated VXLT 2013 AG, which was registered in the commercial register of the local court (Amtsgericht) of Augsburg on July 11, 2013 under number HRB 27999.

Voxeljet Technology GmbH was subsequently merged by way of merger through assumption into VXLT 2013 AG on July 29, 2013 effective as of August              , 2013 upon registration of the merger in the commercial register of the surviving entity, VXLT 2013 AG. As part of the merger, VXLT 2013 AG will change its name to voxeljet AG effective upon the registration of the merger in the commercial register. By way of merger through assumption, upon effectiveness, voxeljet AG, as the surviving entity, will take over all assets and liabilities of Voxeljet Technology GmbH by universal assumption and accession under German mandatory law, and Voxeljet Technology GmbH will cease to exist.

Our website is www.voxeljet.de. This website address is included in this prospectus as an inactive textual reference only. The information and other content appearing on our website are not part of this prospectus. Our agent for service of process in the United States is Corporation Service Company, located at 1090 Vermont Avenue N.W., Washington, DC 20005, telephone number (800) 927-9800.

Office Location

Our principal executive offices are located at Paul-Lenz-Straße 1b, 86316 Friedberg, Germany, and our telephone number is +49 821 7483 100.

Our Risks and Challenges

Our ability to implement our business strategy is subject to numerous risks and uncertainties. You should carefully consider all of the information set forth in this prospectus, and, in particular, the information under the heading "Risk Factors," prior to making an investment in our ADSs. These risks include, among others, the following:

    •
    we may not be able to introduce new 3D printers and related print materials acceptable to the market or to improve the technology and print materials used in our current 3D printers;

    •
    our revenues and operating results may fluctuate;

    •
    the long sales cycle for our products makes the timing of our revenues difficult to predict;

    •
    we may not be able to adequately increase demand for our products;

    •
    we may not be able to significantly increase the number of materials for use in our 3D printers fast enough to meet our business plan;

    •
    we are highly dependent upon sales to certain industries;

    •
    if our relationships with suppliers, especially with limited source suppliers of components of our products, were to terminate or our manufacturing arrangements were to be disrupted, our business could be adversely affected;

    •
    we may not be able to manage the expansion of our operations effectively in order to achieve our projected levels of growth;

    •
    our operations could suffer if we are unable to attract and retain key management or other key employees; and

    •
    if we are unable to obtain patent protection or maintain trade secret protection for our products and/or processes or otherwise protect our intellectual property rights, our business could suffer.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenues for our fiscal year ended December 31, 2012, we qualify as an "emerging growth company" as defined in Section 2(a) of the U.S. Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act, or the JOBS Act, which was enacted in 2012. An emerging growth company may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to:

    •
    not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

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    being permitted to present only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations;

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    reduced disclosure obligations regarding executive compensation; and

    •
    not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements.

We may choose to take advantage of some or all of the available exemptions and have taken advantage of some of these exemptions in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold shares. We do not know if some investors will find our ADSs less attractive as a result of our utilization of these or other exemptions. The result may be a less active trading market for our ADSs and increased volatility in the price of our ADSs.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We currently prepare our financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, which do not have separate provisions for publicly traded and private companies. However, in the event we convert to generally accepted accounting principles in the United States, or U.S. GAAP, while we are still an emerging growth company, we may be able to take advantage of the benefits of this extended transition period.

We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we had total annual gross revenues of at least $1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of ADSs in this offering; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a "large accelerated filer" under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided to emerging growth companies in the JOBS Act.

The Offering

American Depositary Shares offered:
By voxeljet AG	ADSs
By the selling shareholders	ADSs
ADSs to be outstanding immediately after this offering	ADSs
Ordinary shares to be outstanding immediately after this offering	ordinary shares
Offering price	We currently estimate that the initial public offering price per ADS will be between $ and $ .
Over-allotment option	ADSs
The ADSs	Each ADS represents of an ordinary share.

The depositary will hold the ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement. You may cancel your ADSs and withdraw the underlying ordinary shares. The depositary will charge you fees for, among other acts, any cancellation. In certain limited instances described in the deposit agreement, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the terms of the deposit agreement then in effect.

To better understand the terms of the ADSs, you should carefully read "Description of American Depositary Shares" in this prospectus. You should also read the deposit agreement, which is an exhibit to the Registration Statement that includes this prospectus.
Depositary	Citibank, N.A.
Custodian	Citigroup Global Markets Deutschland AG
Use of proceeds
We expect to receive total estimated net proceeds from this offering of approximately $ million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds of this offering for the following purposes: (i) expansion of our on-demand parts service center in Europe; (ii) establishment of new on-demand parts service centers in North America and Asia; (iii) research and development; (iv) sales and marketing initiatives; and (v) general corporate purposes, including, without limitation, potential acquisitions. See "Use of Proceeds" in this prospectus.
We will not receive any proceeds from the sale of ADSs offered by the selling shareholders.

Dividend policy	Neither we nor our predecessor entity, Voxeljet Technology GmbH, have ever declared any cash dividends on our ordinary shares, and we have no present intention of declaring or paying any dividends in the foreseeable future.
Risk factors
You should carefully read the information set forth under "Risk Factors" beginning on page 13 of this prospectus and the other information set forth in this prospectus before deciding to invest in the ADSs.
Proposed New York Stock Exchange Symbol	VJET

Unless otherwise indicated, all information in this prospectus assumes that the underwriters do not exercise their over-allotment option.

Summary Financial and Operating Data

We present below the summary historical financial and operating data of Voxeljet Technology GmbH, our legal predecessor. The financial data as of December 31, 2012, 2011 and 2010 and for the years ended December 31, 2012, 2011 and 2010 have been derived from Voxeljet Technology GmbH's audited financial statements and the related notes, which are included elsewhere in this prospectus and which have been prepared in accordance with IFRS as issued by the IASB and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).

The historical results presented below are not necessarily indicative of the financial results to be expected for any future periods. You should read this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Financial and Operating Data," and Voxeljet Technology GmbH's financial statements and related notes, each included elsewhere in this prospectus.

Statement of Comprehensive Income (Loss) Data:

	Year Ended December 31,
	2012	2012	2011	2010
	($ in thousands, except share and per share data)(1)	(€ in thousands, except share and per share data)
Revenues	$11,486	€8,711	€7,257	€4,764
Cost of sales	6,536	4,957	4,337	2,660

Gross profit	4,950	3,754	2,920	2,104
Selling expenses	1,991	1,510	1,160	1,028
Administrative expenses	999	758	670	606
Research and development expenses	2,074	1,573	1,313	1,073
Other operating expenses	82	62	140	81
Other operating (income)	(1,084)	(822)	(831)	(762)

Operating profit	887	673	468	78
Finance expense	479	363	389	359
Finance (income)	(24)	(18)	(5)	(8)

Financial result	455	345	384	351

Profit (loss) before income taxes	433	328	84	(273)
Income tax expenses (benefit)	153	116	41	(65)

Profit (loss)	$280	€212	€43	€(208)

Earnings per share	$13.98	€10.60	€2.15	€(10.40)
Weighted average number of ordinary shares outstanding	20,000	20,000	20,000	20,000
Unaudited pro forma earnings per share(2)
Unaudited pro forma weighted average number of ordinary shares outstanding

Statement of Financial Position Data:

	As of December 31,
	2012	2012	2011	2010
	($ in thousands)(1)	(€ in thousands)
Cash and cash equivalents	$397	€301	€498	€654
Inventories	3,700	2,806	2,011	864
Total assets	14,159	10,738	9,768	8,864
Total liabilities	12,553	9,520	8,763	7,906
Shareholders' equity	1,606	1,218	1,005	958

Other Data:

	Year Ended December 31,
	2012	2012	2011	2010
	($ in thousands, except 3D printers sold)(1)	(€ in thousands, except 3D printers sold)
EBITDA(3)	$2,658	€2,016	€1,714	€1,188
3D printers sold(4)	6	6	3	1

(1)
Amounts in this column are not audited and have been converted from euros into U.S. dollars solely for the convenience of the reader at an exchange rate of $1.3186 per euro, the exchange rate on December 31, 2012. See "Exchange Rates."
(2)
Unaudited pro forma earnings per share and unaudited pro forma weighted average number of shares outstanding are based upon 2,000,000 ordinary shares of voxeljet AG issued and outstanding immediately prior to this offering assuming that the merger of Voxeljet Technology GmbH into voxeljet AG occurred and the share capital of voxeljet AG consisted of 1,950,000 ordinary shares issued to the shareholders of the contributing entity, Voxeljet Technology GmbH. See "Description of Share Capital."
(3)
We define EBITDA (earnings before interest, taxes, depreciation and amortization) as profit (loss) plus income tax expenses (benefit), financial result and depreciation and amortization. Disclosure in this prospectus of EBITDA, which is a non-IFRS financial measure, is intended as a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. EBITDA should not be considered as an alternative to profit (loss) or any other performance measure derived in accordance with IFRS. Our presentation of EBITDA should not be construed to imply that our future results will be unaffected by unusual or non-recurring items.

The following table reconciles profit (loss) to EBITDA for the periods presented:

	Year Ended December 31,
	2012	2012	2011	2010
	($ in thousands)(A)	(€ in thousands)
Profit (loss)	$280	€212	€43	€(208)
Income tax expenses (benefit)	153	116	41	(65)
Financial result	455	345	384	351
Depreciation and amortization	1,771	1,343	1,246	1,110

EBITDA	$2,658	€2,016	€1,714	€1,188

(A)
Amounts in this column are not audited and have been converted from euros into U.S. dollars solely for the convenience of the reader at an exchange rate of $1.3186 per euro, the exchange rate on December 31, 2012. See "Exchange Rates."
(4)
Does not include test machines or 3D printers involved in sale and leaseback transactions.

RISK FACTORS

Investing in our ADSs involves a high degree of risk. You should carefully consider the risks described below, which we believe are the material risks of our business, our industry, our intellectual property, the ADSs and this offering, before making an investment decision. If any of the following risks actually occurs, our business, financial condition and operating results could be harmed. In that case, the trading price of the ADSs could decline and you might lose all or part of your investment. In assessing these risks, you should also refer to the other information contained in this prospectus, including Voxeljet Technology GmbH's financial statements and the related notes thereto.

Risks Related to Our Business and Industry

We may not be able to introduce new 3D printers and related print materials acceptable to the market or to improve the technology and print materials used in our current 3D printers.

Our revenues are derived from the sale of 3D printers for, and products manufactured using, additive manufacturing. Our market is subject to innovation and technological change. A variety of technologies compete against one another in our market, which is, in part, driven by technological advances and end-user requirements and preferences, as well as the emergence of new standards and practices. Our ability to compete in the industrial additive manufacturing market depends, in large part, on our success in enhancing and developing new 3D printers, enhancing and adding to our technology and developing and qualifying new materials in which we can print. We believe that to remain competitive we must continuously enhance and expand the functionality and features of our products and technologies. However, we may not be able to:

    •
    enhance our existing products and technologies;

    •
    continue to leverage advances in industrial printhead technology;

    •
    develop new products and technologies that address the increasingly sophisticated and varied needs of prospective end-users, particularly with respect to the physical properties of print materials and other consumables;

    •
    respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis;

    •
    develop products that are cost effective or that otherwise gain market acceptance; or

    •
    adequately protect our intellectual property as we develop new products and technologies.

Even if we successfully enhance our existing 3D printers or create new 3D printers, it is likely that new 3D printers and technologies that we develop will eventually supplant our existing 3D printers or that our competitors will create 3D printers that will replace our 3D printers. As a result, any of our products may be rendered obsolete or uneconomical by our or others' technological advances.

Our revenues and operating results may fluctuate.

Our revenues and operating results may fluctuate from quarter-to-quarter and year-to-year and are likely to continue to vary due to a number of factors, many of which are not within our control. A significant portion of our 3D printer orders are typically received during the second and fourth quarters of the fiscal year as a result of the timing of capital expenditures of our customers. Our 3D printers typically are shipped the next quarter after an order is received. Thus, revenues and operating results for any future period are not predictable with any significant degree of certainty. We also typically experience weaker demand for our 3D printers in the first and third quarters. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful. Until our business grows more significantly, the timing of individual printer sales, because of the cost of our largest printers, can have meaningful effects on and result in fluctuations in our quarterly results. You should not rely on our past results as an indication of our future performance.

Fluctuations in our operating results and financial condition may occur due to a number of factors, including, but not limited to, those listed below and those identified throughout this "Risk Factors" section:

    •
    the degree of market acceptance of our products;

    •
    the mix of products that we sell during any period;

    •
    our long sales cycle;

    •
    the entry of new competitors into our market;

    •
    generally weaker demand for 3D printers in the first and third quarters;

    •
    development of new competitive systems or processes by others;

    •
    changes in our pricing policies or those of our competitors, including our responses to price competition;

    •
    delays between our expenditures to develop and market new or enhanced 3D printers and products and the generation of sales from those products;

    •
    changes in the amount we spend in our marketing and other efforts;

    •
    the geographic distribution of our sales;

    •
    delays between our expenditures to develop, acquire or license new technologies and processes, and the generation of sales related thereto;

    •
    changes in the cost of satisfying our warranty obligations and servicing our installed base of products;

    •
    our level of research and development activities and their associated costs and rates of success;

    •
    changes in the size and complexity of our organization, including our operations outside of Europe;

    •
    interruptions to or other problems with our website and interactive user interface, information technology systems, manufacturing processes or other operations;

    •
    general economic and industry conditions that affect end-user demand and end-user levels of product design and manufacturing, including the adverse effects of the current economic crisis affecting Europe;

    •
    changes in accounting rules and tax laws; and

    •
    changes in interest rates that affect returns on our cash balances and short-term investments.

Due to the foregoing factors and the other risks discussed in this prospectus, you should not rely on quarter-to-quarter or year-to-year comparisons of our operating results as an indicator of future performance.

The long sales cycle for our products makes the timing of our revenues difficult to predict.

Generally, our 3D printers have a long sales cycle. Because our 3D printers are complex and our sales typically involve significant capital investments by prospective end-users, we and our distributors generally need to invest a significant amount of time educating prospective end-users about the benefits of our products. As a result, before purchasing our products, potential end-users may spend a substantial amount of time performing internal assessments. This may cause us to devote significant effort in advance of a potential sale without any guarantee of receiving any related revenues. Delays in sales could cause significant variability in our revenues and operating results for any particular period.

Demand for our products may not increase adequately.

The marketplace for industrial manufacturing is dominated by conventional manufacturing methods that do not involve additive manufacturing technology. We may not be able to develop effective strategies to raise awareness among potential customers of the benefits of our additive manufacturing technology. If additive manufacturing technology does not gain market acceptance as an alternative for industrial manufacturing, or if the marketplace adopts additive manufacturing based on a technology other than our technology, we may not be able to increase or sustain the level of sales of our products and machines and our results of operations would be adversely affected as a result.

We may not be able to significantly increase the number of materials for use in our 3D printers fast enough to meet our business plan, and, if we are successful, we may attract more competitors into our markets, some of which may be much larger than we are.

Our business plan is dependent in part upon our ability to steadily increase the number of qualified materials in which our 3D printers can print, since this will increase our addressable market. However, qualifying new materials is a complicated engineering task, and there is no way to predict whether, or when, any given material will be qualified. If we cannot hire a sufficient number of skilled people to work on qualifying new materials for printing or if we lack the resources necessary to create a steady flow of new materials, we will not be able to meet our business goals and a competitor may emerge that is better at qualifying new materials, either of which would have an adverse effect on our business results.

If, however, we succeed in qualifying a growing number of materials for use in our 3D printers, that should increase our addressable market, both as to customers and products for customers. However, as we create a larger addressable market, our market may become more attractive to other 3D printing companies or large companies that are not 3D printing companies but which may see an economic opportunity in the markets we have created. Similarly, if our focus on selling large 3D printers and 3D printed products to industrial companies proves successful, an increase in the number of competitors in that particular market is likely to adversely affect our business and financial results.

We are highly dependent upon sales to certain industries.

For 2012, revenues of machines and products were concentrated in companies in the automotive (28%), foundry (11%) and art and architecture (11%) industries and those industries' respective suppliers. To the extent any of these industries experience a downturn and we are unable to penetrate and expand into other industries, our results of operations may be adversely affected. Additionally, if any of these industries or their respective suppliers or other providers of manufacturing services develop new technologies or alternatives to manufacture the products that are currently manufactured using our 3D printers, it may adversely affect our results of operations.

If our relationships with suppliers, especially with limited source suppliers of components of and consumables for our products, were to terminate or our manufacturing arrangements were to be disrupted, our business could be adversely affected.

We purchase components and certain sub-assemblies for our systems and consumables that are used in our print materials from third-party suppliers. While there are several potential suppliers of most of the components and sub-assemblies for our systems, and for most of the consumables for our print materials, we currently choose to use only a limited number of suppliers for several of these components and materials. Our reliance on a limited number of vendors involves a number of risks, including:

    •
    potential shortages of some key components;

    •
    product performance shortfalls, if traceable to particular product components, since the supplier of the faulty component cannot readily be replaced;

    •
    discontinuation of a product on which we rely;

    •
    potential insolvency of these vendors; and

    •
    reduced control over delivery schedules, manufacturing capabilities, quality and costs.

In addition, we require any new supplier to become "qualified" pursuant to our internal procedures. The qualification process involves evaluations of varying durations, which may cause production delays if we were required to qualify a new supplier unexpectedly. We generally assemble our systems based on our internal forecasts and the availability of consumables, assemblies, components and finished goods that are supplied to us by third parties, which are subject to various lead times. If certain suppliers were to decide to discontinue production of an assembly, component or consumable that we use, the unanticipated change in the availability of supplies, or unanticipated supply limitations, could cause delays in, or loss of, sales, increased production or related costs and consequently reduced margins, and damage to our reputation. If we were unable to find a suitable supplier for a particular component, consumable or compound, we could be required to modify our existing products to accommodate substitute components, consumables or compounds. In addition, because we use a limited number of suppliers, increases in the prices charged by our suppliers may have an adverse effect on our results of operations, as we may be unable to find a supplier who can supply us at a lower price. As a result, the loss of a limited source supplier could adversely affect our relationship with our customers and our results of operations and financial condition.

We may not be able to manage the expansion of our operations effectively in order to achieve our projected levels of growth.

We have expanded our operations significantly in recent periods, and our business plan calls for further expansion over the next several years, including expanding the capacity of our existing facilities. We anticipate that further development of our infrastructure and an increase in the number of our employees will be required to achieve our planned broadening of our product offerings and client base, improvements in our 3D printers and materials used in our 3D printers, and our planned international growth. In particular, we must increase our marketing and services staff to support new marketing and service activities and to meet the needs of both new and existing customers. Our ability to successfully increase our marketing efforts is not guaranteed, and if we are not able to successfully increase our marketing efforts, we may not be able to grow our business as intended. Our future success will depend in part upon the ability of our management to manage our growth effectively. If our management is unsuccessful in meeting these challenges, we may not be able to achieve our anticipated level of growth, which would adversely affect our results of operations.

Our operations could suffer if we are unable to attract and retain key management or other key employees.

Our success depends upon the continued service and performance of our senior management and other key personnel. Our senior management team is critical to the management of our business and operations, as well as to the development of our strategy. The loss of the services of any members of our senior management team could delay or prevent the successful implementation of our growth strategy, or the commercialization of new applications for our 3D printers or other products, or could otherwise adversely affect our ability to manage our company effectively and carry out our business plan. Members of our senior management team may resign at any time. High demand exists for senior management and other key personnel in the additive manufacturing industry, and there can be no assurance that we will be able to retain such personnel. We do not carry key-man insurance on any member of our senior management team.

Our growth and success will also depend on our ability to attract and retain additional highly-qualified scientific, technical, sales, managerial and finance personnel. We have experienced and expect to continue to experience intense competition for qualified personnel. While we intend to continue to provide competitive compensation packages to attract and retain key personnel, some of our competitors for these employees have greater resources and more experience, making it difficult for us to compete successfully for key personnel. If we cannot attract and retain sufficiently qualified technical employees for our research and development and manufacturing operations, we may be unable to develop and commercialize new products or new applications for existing products. Furthermore, possible shortages of key personnel, including engineers, in the regions surrounding our European facilities could require us to pay more to hire and retain key personnel, thereby increasing our costs.

We may need to raise additional capital from time to time if we are going to meet our growth strategy and may be unable to do so on attractive terms, or at all.

We intend to continue to make investments to support the growth of our business and may require additional funds to respond to business challenges, including the need to complement our growth strategy, increase market share in our current markets or expand into other markets, or broaden our technology, intellectual property or service capabilities. Accordingly, we may require additional investments of capital from time to time, and our existing sources of cash and any funds generated from operations may not provide us with sufficient capital. For various reasons, including any noncompliance with existing or future lending arrangements, additional financing, including lease financing for sale and leaseback transactions, may not be available when needed, or may not be available on terms favorable to us. If we fail to obtain adequate capital on a timely basis or if capital cannot be obtained on terms satisfactory to us, we may not be able to achieve our planned rate of growth, which will adversely affect our results of operations.

We face significant competition in many aspects of our business, which could cause our revenues and gross profit margins to decline. Competition could also cause us to reduce sales prices or to incur additional marketing or production costs, which could result in decreased revenue, increased costs and reduced margins.

We compete for customers with a wide variety of producers of equipment for models, prototypes, other 3D objects and end-use parts as well as producers of print materials and services for this equipment. Some of our existing and potential competitors are researching, designing, developing and marketing other types of competitive equipment, print materials and services. Many of these competitors have financial, marketing, manufacturing, distribution and other resources substantially greater than ours.

We also expect that future competition may arise from the development of allied or related techniques for equipment and print materials that are not encompassed by our patents, from the issuance of patents to other companies that may inhibit our ability to develop certain products, from our entry into new geographic markets and industries and from improvements to existing print materials and equipment technologies.

We intend to continue to follow a strategy of continuing product development to enhance our position to the extent practicable. We cannot assure you that we will be able to maintain our current position in the field or continue to compete successfully against current and future sources of competition. If we do not keep pace with technological change and introduce new products, our revenues and demand for our products may decrease.

Our operations outside of Germany subject us to various risks, and our failure to manage these risks could adversely affect our results of operations.

Our business is subject to certain risks associated with doing business globally. Our sales outside of Germany represented 53% and 34% of our total sales in 2012 and 2011, respectively. One of our growth strategies is to pursue opportunities for our business in several areas of the world, both inside and outside of Germany and Europe, any or all of which could be adversely affected by the risks set forth below. Accordingly, we face significant operational risks as a result of doing business internationally, such as:

    •
    fluctuations in foreign currency exchange rates;

    •
    potentially longer sales and payment cycles;

    •
    potentially greater difficulties in collecting accounts receivable;

    •
    potentially adverse tax consequences;

    •
    challenges in providing solutions across a significant distance, in different languages and among different cultures;

    •
    different, complex and changing laws governing intellectual property rights, sometimes affording reduced protection of intellectual property rights in certain countries;

    •
    difficulties in staffing and managing foreign operations, particularly in new geographic locations;

    •
    restrictions imposed by local labor practices and laws on our business and operations;

    •
    rapid changes in government, economic and political policies and conditions, political or civil unrest or instability, terrorism or epidemics and other similar outbreaks or events;

    •
    operating in countries with a higher incidence of corruption and fraudulent business practices;

    •
    seasonal reductions in business activity in certain parts of the world, particularly during the summer months in Europe;

    •
    costs and difficulties of customizing products for foreign countries;

    •
    compliance with a wide variety of complex foreign laws, treaties and regulations;

    •
    transportation delays;

    •
    tariffs, trade barriers and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets; and

    •
    becoming subject to the laws, regulations and court systems of multiple jurisdictions.

Our failure to manage the market and operational risks associated with our international operations effectively could limit the future growth of our business and adversely affect our results of operations.

Our international operations pose currency risks, which may adversely affect our operating results and net income.

Our operating results may be affected by volatility in currency exchange rates and our ability to effectively manage our currency transaction risks. In general, we conduct our business, earn revenues and incur costs in the local currency of the countries in which we operate. In 2012, 85% of our revenues were generated and 97% of our costs were incurred in euros. Although currency exchange rate fluctuations have not had an impact on our operations to date, as we realize upon our strategy to expand internationally, our exposure to currency risks will increase. We do not manage our foreign currency exposure in a manner that would eliminate the effects of changes in foreign exchange rates. Therefore, changes in exchange rates between these foreign currencies and the euro will affect our revenues, cost of goods sold, and operating margins, and could result in exchange losses in any given reporting period.

We incur currency transaction risks whenever we enter into either a purchase or a sale transaction using a different currency from the currency in which we receive revenues. In such cases we may suffer an exchange loss because we do not currently engage in currency swaps or other currency hedging strategies to address this risk.

Given the volatility of exchange rates, we can give no assurance that we will be able to effectively manage our currency transaction risks or that any volatility in currency exchange rates will not have an adverse effect on our results of operations.

We may engage in future acquisitions that could disrupt our business, cause dilution to our shareholders and harm our financial condition and operating results.

While we currently have no specific plans to acquire any other businesses, we may, in the future, make acquisitions of, or investments in, companies that we believe have products or capabilities that are a strategic or commercial fit with our current business or otherwise offer opportunities for our company. In connection with these acquisitions or investments, we may:

    •
    issue ADSs or other forms of equity that would dilute our existing shareholders' percentage of ownership;

    •
    incur debt and assume liabilities; and

    •
    incur amortization expenses related to intangible assets or incur large and immediate write-offs.

We may not be able to complete acquisitions on favorable terms, if at all. If we do complete an acquisition, we cannot assure you that it will ultimately strengthen our competitive position or that it will be viewed positively by customers, financial markets or investors. Furthermore, future acquisitions could pose numerous additional risks to our operations, including:

    •
    problems integrating the purchased business, products or technologies;

    •
    challenges in achieving strategic objectives, cost savings and other anticipated benefits;

    •
    increases to our expenses;

    •
    the assumption of significant liabilities that exceed the limitations of any applicable indemnification provisions or the financial resources of any indemnifying party;

    •
    inability to maintain a relationship with key customers, vendors and other business partners of the acquired businesses;

    •
    diversion of management's attention from their day-to-day responsibilities;

    •
    difficulty in maintaining controls, procedures and policies during the transition and integration;

    •
    entrance into marketplaces where we have no or limited direct prior experience and where competitors have stronger marketplace positions;

    •
    potential loss of key employees, particularly those of the acquired entity; and

    •
    that historical financial information may not be representative or indicative of our results as a combined company.

Global economic, political and social conditions have adversely impacted our sales and may continue to do so.

The uncertain direction and relative strength of the global economy, difficulties in the financial services sector and credit markets, continuing geopolitical uncertainties and other macroeconomic factors all affect spending behavior of potential end-users of our products. The prospects for economic growth in

Europe, the United States and other countries remain uncertain and may cause end-users to further delay or reduce technology purchases. In particular, a substantial portion of our sales are made to customers in countries in Europe, which is experiencing a significant economic crisis. If global economic conditions remain volatile for a prolonged period or if European economies experience further disruptions, our results of operations could be adversely affected. The global financial crisis affecting the banking system and financial markets has resulted in a tightening of credit markets, lower levels of liquidity in many financial markets and extreme volatility in fixed income, credit, currency and equity markets. These conditions may make it more difficult for our end-users to obtain financing.

Failure to comply with the U.S. Foreign Corrupt Practices Act or other applicable anti-corruption legislation could result in fines, criminal penalties and an adverse effect on our business.

We operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws. We are subject, however, to the risk that our officers, directors, employees, agents and collaborators may take action determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act of 2010 and the European Union Anti-Corruption Act, as well as trade sanctions administered by the Office of Foreign Assets Control and the U.S. Department of Commerce. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our results of operations. In addition, actual or alleged violations could damage our reputation and ability to do business.

We rely on our information technology systems to manage numerous aspects of our business and customer and supplier relationships, and a disruption of these systems could adversely affect our results of operations.

We rely on our information technology, or IT, systems to manage numerous aspects of our business and provide analytical information to management. Our IT systems allow us to efficiently purchase products from our suppliers, provide procurement and logistic services, ship products to our customers on a timely basis, maintain cost-effective operations and provide service to our customers. Our IT systems are an essential component of our business and growth strategies, and a disruption to our IT systems could significantly limit our ability to manage and operate our business efficiently. Although we take steps to secure our IT systems, including our computer systems, intranet and internet sites, email and other telecommunications and data networks, the security measures we have implemented may not be effective and our systems may be vulnerable to, among other things, damage and interruption from power loss, including as a result of natural disasters, computer system and network failures, loss of telecommunication services, operator negligence, loss of data, security breaches, computer viruses and other disruptive events. Any such disruption could adversely affect our reputation, brand and financial condition.

Defects in new products or in enhancements to our existing products give rise to product returns or warranty or other claims that could result in material expenses, diversion of management time and attention, and damage to our reputation.

Our 3D printing systems may contain undetected defects or errors when first introduced or as enhancements are released that, despite testing, are not discovered until after a system has been used. This could result in delayed market acceptance of those systems, claims from distributors, end-users or others, which may result in litigation, increased end-user service and support costs and warranty claims, damage to our reputation and business, or significant costs to correct the defect or error. We may from time to time become subject to warranty or product liability claims related to product quality issues that could lead us to incur significant expenses.

We could face liability if our 3D printers are used by our customers to print dangerous objects.

Customers may use our 3D printers to print parts that could be used in a harmful way or could otherwise be dangerous. For example, there have been recent news reports that 3D printers were used to print guns or other weapons. We have little, if any, control over what objects our customers print using our 3D printers, and it may be difficult, if not impossible, for us to monitor and prevent customers from printing weapons with our 3D printers. While we have never printed weapons in our service center, there can be no assurance that we will not be held liable if someone were injured or killed by a weapon printed by a customer using one of our 3D printers.

A loss of, or reduction in revenues from, a significant number of our distributors would impair our ability to sell our products and services and could reduce our revenues and adversely impact our operating results.

We expect most of our sales of our products to be made through our network of distributors. We rely heavily on these distributors to sell our products to end-users in their respective geographic regions. Furthermore, we rely on distributors to service our products. These distributors are generally not precluded from selling our competitors' products in addition to ours. In addition, they may not be effective in selling our products or servicing our end-users. Further, if a significant number of these distributors were to terminate their relationships with us or otherwise fail or refuse to sell our products, we may not be able to find replacements that are as qualified or as successful. If these distributors do not perform as anticipated or if we are unable to find qualified and successful replacements, our sales will suffer, which would have a material adverse effect on our revenues and operating results.

Workplace accidents or environmental damage could result in substantial remedial obligations and damage to our reputation.

Accidents or other incidents that occur at our facilities or involve our personnel or operations could result in claims for damages against us. In addition, in the event we are found to be financially responsible, as a result of environmental or other laws or by court order, for environmental damages alleged to have been caused by us or occurring on our premises, we could be required to pay substantial monetary damages or undertake expensive remedial obligations. The amount of any costs, including fines or damages payments that we might incur under such circumstances could substantially exceed any insurance we have to cover such losses. Any of these events, alone or in combination, could have a material adverse effect on our business, financial condition and results of operations and could adversely affect our reputation.

Our operations are subject to environmental laws and other government regulations which could result in liabilities in the future.

We are subject to domestic and foreign environmental laws and regulations governing our operations, including, but not limited to, emissions into the air and water and the use, handling, disposal and remediation of hazardous substances. A certain risk of environmental liability is inherent in our production activities. Under certain environmental laws, we could be held solely or jointly and severally responsible, regardless of fault, for the remediation of any hazardous substance contamination at our facilities and at facilities where our products are used and the respective consequences arising out of human exposure to such substances or other environmental damage. We may not have been and may not be at all times in complete compliance with environmental laws, regulations and permits, and the nature of our operations exposes us to the risk of liabilities or claims with respect to environmental and worker health and safety matters. If we violate or fail to comply with environmental laws, regulations and permits, we could be subject to penalties, fines, restrictions on operations or other sanctions, and our operations could be interrupted.

The cost of complying with current and future environmental, health and safety laws applicable to our operations, or the liabilities arising from past releases of, or exposure to, hazardous substances, may result in future expenditures. Any of these developments, alone or in combination, could have a material adverse effect on our business, financial condition and results of operations.

We may not have adequate insurance for potential liabilities, including liabilities arising from litigation.

In the ordinary course of business, we have, and in the future may, be subject to various product and non-product related claims, lawsuits and administrative proceedings seeking damages or other remedies arising out of our commercial operations, including litigation related to defects in our products. We maintain insurance to cover our potential exposure for most claims and losses. However, our insurance coverage is subject to various exclusions, self-retentions and deductibles, may be inadequate or unavailable to protect us fully, and may be cancelled or otherwise terminated by the insurer. Furthermore, we face the following additional risks under our insurance coverage:

    •
    we may not be able to continue to obtain insurance coverage on commercially reasonable terms, or at all;

    •
    we may be faced with types of liabilities that are not covered under our insurance policies, such as environmental contamination or terrorist attacks, and that exceed any amounts that we may have reserved for such liabilities;

    •
    the amount of any liabilities that we may face may exceed our policy limits; and

    •
    we may incur losses resulting from interruption of our business that may not be fully covered under our insurance policies.

Even a partially uninsured claim of significant size, if successful, could have a material adverse affect on our business, financial condition, results of operations and liquidity. However, even if we successfully defend ourselves against any such claim, we could be forced to spend a substantial amount of money in litigation expenses, our management could be required to spend valuable time in the defense against these claims and our reputation could suffer, any of which could adversely affect our results of operations.

If our manufacturing facility or on-demand parts service center is disrupted, sales of our products may be disrupted, which could result in loss of revenues and unforeseen costs.

We manufacture our machines at our facility in Europe. Our on-demand parts service center is also located in Europe. While we plan to add additional facilities in the future, all of our operations are currently performed at our facilities in Europe. If the operations of these facilities are materially disrupted, whether by natural disasters, demonstrations, acts of terror, or otherwise, we would be unable to fulfill customer orders for the period of the disruption, we would not be able to recognize revenues on orders, we could suffer damage to our reputation, and we might need to modify our standard sales terms to secure the commitment of new customers during the period of the disruption and perhaps longer. Depending on the cause of the disruption, we could incur significant costs to remedy the disruption and resume product shipments. Such a disruption could have an adverse effect on our results of operations.

New regulations related to conflict-free minerals may cause us to incur additional expenses and may create challenges with our customers.

The Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions to improve transparency and accountability regarding the use of "conflict" minerals mined from the Democratic Republic of Congo and adjoining countries, collectively, the DRC. The SEC has established new annual disclosure and reporting requirements for those companies who use "conflict" minerals sourced from the DRC in their products. As we use tungsten, a "conflict" mineral, in our research and development department, these new requirements could limit the pool of suppliers who can provide conflict-free minerals, and, as a result, we cannot ensure that we will be able to obtain these conflict-free minerals in sufficient quantities or at competitive prices. Compliance with these new requirements may also increase our costs. In addition, we may face challenges with our customers in the future if our customers require that all our products are certified as "conflict" mineral-free and we are unable to sufficiently verify the origins of the minerals used in our material sets.

Risks Related to Our Intellectual Property

If we are unable to obtain patent protection for our products or otherwise protect our intellectual property rights, our business could suffer.

We rely on a combination of patents, trademarks, trade secrets and confidentiality agreements and other contractual arrangements with our employees, end-users and others to maintain our competitive position. Our success depends, in part, on our ability to obtain patent protection for or maintain as trade secrets our proprietary products, technologies and inventions and to maintain the confidentiality of our trade secrets and know-how, operate without infringing upon the proprietary rights of others and prevent others from infringing upon our business proprietary rights.

Despite our efforts to protect our proprietary rights, it is possible that competitors or other unauthorized third parties may obtain, copy, use or disclose our technologies, inventions, processes or improvements. We cannot assure you that any of our existing or future patents or other intellectual property rights will be enforceable, will not be challenged, invalidated or circumvented, or will otherwise provide us with meaningful protection or any competitive advantage. In addition, our pending patent applications may not be granted, and we may not be able to obtain foreign patents or elect to file applications corresponding to our U.S. and E.U. patents. The laws of certain countries outside the United States and European Union may not provide the same level of patent protection as in the United States and the European Union, so even if we assert our patents or obtain additional patents in countries outside of the United States and the European Union, effective enforcement of such patents may not be available. If our patents do not adequately protect our technology, our competitors may be able to offer additive manufacturing systems or other products similar to ours. Our competitors may also be able to develop similar technology independently or design around our patents, and we may not be able to detect the unauthorized use of our proprietary technology or take appropriate steps to prevent such use. Any of the foregoing events would lead to increased competition and lower revenues or gross margins, which could adversely affect our operating results.

We may not be able to protect our trade secrets and intellectual property.

While some of our technology is licensed under patents belonging to others or is covered by process patents which are owned or applied for by us, much of our key technology is not protected by patents. Furthermore, patents are jurisdictional in nature and therefore only protect us in certain markets, rather than globally. In particular, in fast-growing markets such as China and India, our technology is not protected by patents. We have devoted substantial resources to the development of our technology, trade secrets, know-how and other unregistered proprietary rights. While we enter into confidentiality and invention assignment agreements intended to protect such rights, such agreements can be difficult and costly to enforce or may not provide adequate remedies if violated. Such agreements may be breached and confidential information may be willfully or unintentionally disclosed, or our competitors or other parties may learn of the information in some other way. Since we cannot legally prevent one or more other companies from developing similar or identical technology to our unpatented technology, it is likely that, over time, one or more other companies may be able to replicate our technology, thereby reducing our technological advantages. If we do not protect our technology or are unable to develop new technology that can be protected by patents or as trade secrets, we may face increased competition from other companies, which may adversely affect our results of operations.

We enjoy license rights and exclusivity of certain patents and intellectual property and cannot adequately estimate the effects of their expiration upon the entrance or advancement of competitors into the additive manufacturing industrial market.

We have exclusive and non-exclusive license rights to certain patents that we utilize in the industrial market. Some of these patents have already expired, and others will expire within the next three-to-five years. We cannot adequately estimate the effect that the expiration of these patents will have upon the entrance or advancement of other additive manufacturing manufacturers into the industrial market. See "Business — Intellectual Property."

We may be subject to claims alleging patent infringement.

Our products and technology, including the technology that we license from others, may infringe the intellectual property rights of third parties. Patent applications in the United States and most other countries are confidential for a period of time until they are published, and the publication of discoveries in scientific or patent literature typically lags actual discoveries by several months or more. As a result, the nature of claims contained in unpublished patent filings around the world is unknown to us, and we cannot be certain that we were the first to conceive inventions covered by our patents or patent applications or that we were the first to file patent applications covering such inventions. Furthermore, it is not possible to know in which countries patent holders may choose to extend their filings under the Patent Cooperation Treaty or other mechanisms. In addition, we may be subject to intellectual property infringement claims from individuals, vendors and other companies, including those that are in the business of asserting patents, but are not commercializing products in the field of 3D printing. Any claims that our products or processes infringe the intellectual property rights of others, regardless of the merit or resolution of such claims, could cause us to incur significant costs in responding to, defending and resolving such claims, and may prohibit or otherwise impair our ability to commercialize new or existing products. Any infringement by us or our licensors of the intellectual property rights of third parties may have a material adverse effect on our business, financial condition and results of operations.

Third-party claims of intellectual property infringement successfully asserted against us may require us to redesign infringing technology or enter into costly settlement or license agreements on terms that are unfavorable to us, prevent us from manufacturing or licensing certain of our products, subject us to injunctions restricting our sale of products and use of infringing technology, cause severe disruptions to our operations or the markets in which we compete, impose costly damage awards or require indemnification of our distributors and end-users. In addition, as a consequence of such claims, we may incur significant costs in acquiring the necessary third-party intellectual property rights for use in our products or developing non-infringing substitute technology. Any of the foregoing developments could seriously harm our business.

We may incur substantial costs enforcing or acquiring intellectual property rights and defending against third-party claims as a result of litigation or other proceedings.

In connection with the enforcement of our intellectual property rights, opposing third-parties from obtaining patent rights or disputes related to the validity or alleged infringement of our or third-party intellectual property rights, including patent rights, we have been and may in the future be subject or party to claims, negotiations or complex, protracted litigation. Intellectual property disputes and litigation, regardless of merit, can be costly and disruptive to our business operations by diverting attention and energies of management and key technical personnel, and by increasing our costs of doing business. We may not prevail in any such dispute or litigation, and an adverse decision in any legal action involving intellectual property rights, including any such action commenced by us, could limit the scope of our intellectual property rights and the value of the related technology. We have previously been involved in patent litigation with the Massachusetts Institute of Technology, or MIT, and Z Corporation, or Z Corp, which we resolved through a settlement agreement with MIT and Z Corp and by entering into a subsequent license agreement with Z Corp. While we strive to avoid infringing the intellectual property rights of third parties, we cannot provide any assurances that we will be able to avoid any infringement claims.

Obtaining and maintaining our patent protection depends on compliance with various procedural, documentary, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the U.S. Patent and Trademark Office, or USPTO, and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we or our exclusive licensors fail to maintain the patents and patent applications covering our products and processes, our competitive position would be adversely affected.

We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Certain of our past and present employees were previously employed at other additive manufacturing companies, including our competitors or potential competitors. Some of these employees executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee's former employer. We are not aware of any threatened or pending claims related to these matters, but in the future litigation may be necessary to defend against such claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable personnel or intellectual property rights. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management. As we expand our operations into the United States and elsewhere, we may face similar claims with regard to our future employees in these countries.

Certain of our employees and patents are subject to German law.

Almost all of our employees work in Germany and are subject to German employment law. Ideas, developments, discoveries and inventions made by such employees and consultants are subject to the provisions of the German Act on Employees' Inventions (Gesetz über Arbeitnehmererfindungen), which regulates the ownership of, and compensation for, inventions made by employees. We face the risk that disputes can occur between us and our employees or ex-employees pertaining to alleged non-adherence to the provisions of this act that may be costly to defend and take up our management's time and efforts whether we prevail or fail in such dispute. In addition, under the German Act on Employees' Inventions, certain employees retained rights to patents they invented or co-invented prior to 2009. Although most of these employees have subsequently assigned their interest in these patents to us, there is a risk that the compensation we provided to them may be deemed to be insufficient and we may be required under German law to increase the compensation due to such employee for the use of the patent. In those cases where employees have not assigned their interests to us, we may need to pay compensation for the use of those patents. If we are required to pay additional compensation or face other disputes under the German Act on Employees' Inventions, our results of operations could be adversely affected.

If we fail to comply with our obligations under our intellectual property-related agreements, we could lose rights that are important to our business or be subject to restrictions on the conduct of our business.

We have license agreements with both Z Corp and The ExOne Company, or ExOne, with respect to certain intellectual property that is important to our business that impose restrictions on our use of certain intellectual property. We are party to other intellectual property-related agreements that also are important to our business. Disputes may arise between the counterparties to these agreements and us that could result in termination of these agreements or in costly litigation or arbitration that diverts management attention and resources. If we fail to comply with our obligations under our intellectual property-related agreements, or misconstrue the scope of the rights granted to us or restrictions imposed on us under these agreements, the counterparties may have the right to terminate these agreements or sue us for damages or equitable remedies, including injunctive relief. Termination of these agreements, the reduction or elimination of our rights under these agreements, or the imposition of restrictions under these agreements that we have not anticipated may result in our having to negotiate new or reinstated licenses with less favorable terms, or to cease commercialization of licensed technology and products. This could materially adversely affect our business.

Certain technologies and patents have been developed with partners and we may face restrictions on the jointly-developed intellectual property.

We have entered into cooperation agreements with a number of industrial and commercial partners, as well as university partners. We have, in some cases individually and in other cases along with our partners, filed for patent protection for a number of technologies developed under these agreements and may in the future file for further intellectual property protection and/or seek to commercialize such technologies. Under some of these agreements, certain intellectual property developed by us and the relevant partner may be subject to joint ownership by us and the partner and our commercial use of such intellectual property may be restricted, or may require written consent from, or a separate agreement with, the partner. In other cases, we may not have any rights to use intellectual property solely developed and owned by the partner. If we cannot obtain commercial use rights for such jointly-owned intellectual property or partner-owned intellectual property, our future product development and commercialization plans may be adversely affected.

Risks related to the ADSs and this offering

As a new investor, you will experience substantial dilution as a result of this offering.

The public offering price per ADS will be substantially higher than the net tangible book value per ADS prior to this offering. Consequently, if you purchase ADSs in this offering at an assumed public offering price of $             , the midpoint of the price range set forth on the cover page of this prospectus, you will incur immediate dilution of $             per ADS. For further information regarding the dilution resulting from this offering, please see the section entitled "Dilution" in this prospectus. This dilution is due in large part to the fact that our earlier investors paid substantially less than the assumed initial public offering price when they purchased their ordinary shares. In addition, if the underwriters exercise the overallotment option, you will experience additional dilution.

There is no established trading market for the ADSs or our ordinary shares.

This offering constitutes our initial public offering of ADSs, and no public market for the ADSs or our ordinary shares currently exists. We intend to apply to list the ADSs on the New York Stock Exchange subject to completion of customary procedures in the United States. Any delay in the commencement of trading of the ADSs on the New York Stock Exchange would impair the liquidity of the market for the ADSs and make it more difficult for holders to sell the ADSs. We do not intend to list our ordinary shares on a trading market and therefore do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Even if the ADSs are listed on the New York Stock Exchange, there can be no assurance that an active trading market for the ADSs will develop or be sustained after this offering is completed. The initial offering price has been determined by negotiations among the lead underwriters and us. Among the factors considered in determining the initial offering price were our future prospects and the prospects of our industry in general, our revenue, net income and certain other financial and operating information in recent periods, and the financial ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. However, there can be no assurance that following this offering the ADSs will trade at a price equal to or greater than the offering price.

In addition, the stock market generally has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of listed companies. Broad market and industry factors may negatively affect the market price of our ADSs, regardless of our actual operating performance. The market price and liquidity of the market for our ADSs that will prevail in the market after this offering may be higher or lower than the price you pay and may be significantly affected by numerous factors, some of which are beyond our control. These factors include:

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    significant volatility in the market price and trading volume of securities of companies in our sector, which is not necessarily related to the operating performance of these companies;

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    the mix of products that we sell, and related services that we provide, during any period;

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    delays between our expenditures to develop and market new products and the generation of sales from those products;

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    changes in the amount that we spend to develop, acquire or license new products, technologies or businesses;

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    changes in our expenditures to promote our products and services;

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    changes in the cost of satisfying our warranty obligations and servicing our installed base of printers;

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    success or failure of research and development projects of us or our competitors;

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    announcements of acquisitions by us or one of our competitors;

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    the general tendency towards volatility in the market prices of shares of companies that rely on technology and innovation;

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    changes in regulatory policies or tax guidelines;

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    changes or perceived changes in earnings or variations in operating results;

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    any shortfall in revenues or net income from levels expected by investors or securities analysts; and

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    general economic trends and other external factors.

Our principal shareholders and management own a significant percentage of our ordinary shares and will be able to exert significant influence over matters subject to shareholder approval.

Prior to this offering, members of our supervisory and management boards and holders of 5% or more of our ordinary shares beneficially owned 100% of our ordinary shares and, upon consummation of this offering, that same group will hold approximately         % of our outstanding ordinary shares (including ordinary shares represented by ADSs), assuming no exercise of the underwriters' over-allotment option. These shareholders will have significant influence over the outcome of all matters requiring shareholder approval. For example, these shareholders may be able to influence the outcome of elections of members of our supervisory board, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares or ADSs that you may feel are in your best interest as one of our shareholders. The interests of this group of shareholders may not always coincide with your interests or the interests of other shareholders and they may act in a manner that advances their best interests and not necessarily those of other shareholders, including seeking a premium value for their ordinary shares, and might affect the prevailing market price for our ADSs.

Substantial future sales of our ordinary shares or ADSs in the public market, or the perception that these sales could occur, could cause the price of the ADSs to decline.

Additional sales of our ordinary shares or ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of the ADSs to decline. Upon completion of this offering, we will have                                        ordinar y shares outstanding represented by                                        ADSs. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. The ordinary shares and ADSs held by the members of our management board and supervisory board and the selling shareholders will be available for sale upon the expiration of a lock-up period, which we expect will expire 180 days after the date of the underwriting agreement. Any or all of these ordinary shares or ADSs may be released prior to expiration of the lock-up period with the prior written consent of Piper Jaffray & Co. and Citigroup Global Markets Inc. To the extent ordinary shares or ADSs are released before the expiration of the lock-up period and these ordinary shares or ADSs are sold into the market, the market price of the ADSs could decline.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this prospectus and the deposit agreement, holders of the ADSs will not be able to exercise voting rights attaching to the ordinary shares evidenced by the ADSs on an individual basis. Under the terms of the deposit agreement, holders of the ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the ordinary shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

You may not receive distributions on our ordinary shares represented by the ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.

Under the terms of the deposit agreement, the depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. We have no obligation to take any other action to permit the distribution of the ADSs, ordinary shares, rights or anything else to holders of the ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

We have no present intention to pay dividends on our ordinary shares in the foreseeable future and, consequently, your only opportunity to achieve a return on your investment during that time is if the price of our ADSs appreciates.

We have no present intention to pay dividends on our ordinary shares in the foreseeable future. Any recommendation by our management and supervisory boards to pay dividends will depend on many factors, including our financial condition, results of operations, legal requirements and other factors. Accordingly, if the price of our ADSs declines in the foreseeable future, you will incur a loss on your investment, without the likelihood that this loss will be offset in part or at all by potential future cash dividends.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the Securities and Exchange Commission than U.S. companies. This may limit the information available to holders of ADSs.

We are a "foreign private issuer," as defined in the Securities and Exchange Commission's, or SEC, rules and regulations, and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, members of our management board and supervisory board and our principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.

As a foreign private issuer, we will file an annual report on Form 20-F within four months of the close of each year ended December 31 and furnish reports on Form 6-K relating to certain material events promptly after we publicly announce these events. However, although we intend to issue quarterly financial information, because of the above exemptions for foreign private issuers, we are not required to do so, and, therefore, our shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

As a foreign private issuer, we are not subject to certain New York Stock Exchange corporate governance rules applicable to U.S. listed companies.

In connection with this offering, we will be relying on provisions in the New York Stock Exchange Listed Company Manual that permit us to follow our home country corporate governance practices with regard to certain aspects of corporate governance. This allows us to follow German corporate law and the German Corporate Governance Code, which differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the New York Stock Exchange.

In accordance with our New York Stock Exchange listing, our Audit Committee is required to comply with or satisfy an exemption from the provisions of Section 301 of the Sarbanes-Oxley Act and Rule 10A-3 of the Exchange Act, both of which are also applicable to listed U.S. companies. Because we are a foreign private issuer, however, our Audit Committee is not required to comply with additional New York Stock Exchange requirements applicable to listed U.S. companies, namely the independent director standards promulgated by the New York Stock Exchange, the requirement that the members of our Audit Committee satisfy financial literacy standards, the requirement that our Audit Committee adopt a written charter and the requirement that related-party transactions be reviewed by an internal audit committee.

Furthermore, the New York Stock Exchange Listed Company Manual requires listed U.S. companies, among other things, to seek shareholder approval for the implementation of certain equity compensation plans and issuances of common stock. Under applicable German laws, shareholder approval is required for all amendments to our articles of association, capital increases (including the creation of authorizations for the management board to issue shares in the future), capital decreases, the exclusion of preemptive rights in connection with capital increases, the issuance of convertible bonds or bonds with warrants attached, certain corporate measures (including the execution of intercompany agreements (Unternehmensverträge)), the merger with another company or other corporate transformations, authorization to repurchase our own shares (subject to certain statutory exceptions), and other essential actions, such as the transfer of all or virtually all of our assets. We may not, however, be required to seek shareholder approval for issuances of shares in some circumstances in which a listed U.S. company would be required to do so under the New York Stock Exchange Listed Company Manual, such as an acquisition of another company in exchange for shares representing more than 20% of our shareholders' voting power, if we use previously authorized capital for the acquisition.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As a foreign private issuer, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. The determination of foreign private issuer status is made annually on the last business day of an issuer's most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2014. There is a risk that we will lose our foreign private issuer status.

In the future, we would lose our foreign private issuer status if, for example, more than 50% of our assets are located in the United States and we continue to fail to meet additional requirements necessary to maintain our foreign private issuer status. As of June 30, 2013, an immaterial amount of our assets were located in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

We are an "emerging growth company" and we intend to take advantage of reduced disclosure and governance requirements applicable to emerging growth companies, which could result in our ADSs being less attractive to investors.

We are an "emerging growth company," as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting and governance requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and other public filings. We cannot predict if investors will find the ADSs less attractive because we will rely on such exemptions. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the price of the ADSs may be more volatile. We may take advantage of these reporting and governance exemptions until we are no longer an emerging growth company, which in certain circumstances could be as late as the last day of our fiscal year following the fifth anniversary of the date of the first sale of ADSs in this offering. See "Prospectus Summary — Implications of Being an Emerging Growth Company."

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We currently prepare our financial statements in accordance with IFRS as issued by the IASB, which do not have separate provisions for publicly traded and private companies. However, in the event we convert to U.S. GAAP while we are still an emerging growth company, we may be able to take advantage of the benefits of this extended transition period and, as a result, during such time that we delay the adoption of any new or revised accounting standards, our financial statements may not be comparable to other companies that comply with all public company accounting standards.

If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately report our financial condition, results of operations or cash flows, which may adversely affect investor confidence in us.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, in the future, we will be required, under Section 404 of the Sarbanes-Oxley Act, to perform system and process evaluations and testing of our internal controls over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by our management or our independent registered public accounting firm in our internal control over financial reporting. A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting that results in more than a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. Section 404 of the Sarbanes-Oxley Act also generally requires an attestation from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. However, for as long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of the exemption permitting us not to comply with the independent registered public accounting firm attestation requirement. At the time when we are no longer an emerging growth company, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to avoid a material weakness in the future.

Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge, and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of the ADSs could decline, and we could be subject to sanctions or investigations by the New York Stock Exchange, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

We will incur significant increased costs as a result of operating as a company whose ADSs are publicly traded in the United States, and our management will be required to devote substantial time to new compliance initiatives.

As a company whose ADSs will be publicly traded in the United States, we will incur significant legal, accounting, insurance and other expenses that we did not previously incur. In addition, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC and the New York Stock Exchange have imposed various requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls. These costs will increase at the time when we are no longer an emerging growth company eligible to rely on exemptions under the JOBS Act from certain disclosure and governance requirements. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We estimate that our annual compliance expenses following the completion of this offering will be approximately €1 million in each of the next two fiscal years. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These laws and regulations could also make it more difficult and expensive for us to attract and retain qualified persons to serve on our supervisory board or its committees or on our management board. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of the ADSs, fines, sanctions and other regulatory action and potentially civil litigation.

U.S. investors may have difficulty enforcing civil liabilities against our Company or members of our management and supervisory boards and the experts named in this prospectus.

The members of our management and supervisory boards and certain of the experts named in this prospectus are non-residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible, or may be very difficult, to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in Germany. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant. The enforceability of any judgment in Germany will depend on the particular facts of the case as well as the laws and treaties in effect at the time. Litigation in Germany is also subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in Germany would have to be conducted in the German language, and all documents submitted to the court would, in principle, have to be translated into German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a German court predicated upon the civil liability provisions of the U.S. federal securities laws against us, the members of our management and supervisory boards and certain of the experts named in this prospectus. The United States and Germany do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters, though recognition and enforcement of foreign judgments in Germany is possible in accordance with applicable German laws.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks that it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement. As a result, you may be unable to transfer your ADSs when you wish to.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

Your rights as a shareholder in a German corporation may differ from your rights as a shareholder in a U.S. corporation.

We are organized as a stock corporation (Aktiengesellschaft) under the laws of Germany, and by participating in this offering you will become a holder of ADSs with underlying shares in a German stock corporation. You should be aware that the rights of shareholders under German law differ in important respects from those of shareholders in a U.S. corporation. These differences include, in particular:

    •
    Under German law, certain important resolutions, including, for example, capital decreases, measures under the German Transformation Act (Umwandlungsgesetz), such as mergers, conversions and spin-offs, the issuance of convertible bonds or bonds with warrants attached and the dissolution of the German stock corporation apart from insolvency and certain other proceedings, require the vote of a 75% majority of the capital present or represented at the relevant shareholders' meeting. Therefore, the holder or holders of a blocking minority of 25% or, depending on the attendance level at the shareholders' meeting, the holder or holders of a smaller percentage of the shares in a German stock corporation may be able to block any such votes, possibly to our detriment or the detriment of our other shareholders.

    •
    As a general rule under German law, a shareholder has no direct recourse against the members of the management board or supervisory board of a German stock corporation in the event that it is alleged that they have breached their duty of loyalty or duty of care to the German stock corporation. Apart from insolvency or other special circumstances, only the German stock corporation itself has the right to claim damages from members of either board. A German stock corporation may waive or settle these damages only if at least three years have passed and the shareholders approve the waiver or settlement at the shareholders' meeting with a simple majority of the votes cast, provided that a minority holding, in the aggregate, 10% or more of the German stock corporation's share capital does not have its opposition formally noted in the minutes maintained by a German civil law notary.

For more information, we have provided summaries of relevant German corporation law and of our articles of association under "Management" and "Description of Share Capital."

Exchange rate fluctuations may reduce the amount of U.S. dollars you receive in respect of any dividends or other distributions we may pay in the future in connection with your ADSs.

Under German law, the determination of whether we have been sufficiently profitable to pay dividends is made on the basis of our unconsolidated annual financial statements prepared under the German Commercial Code (Handelsgesetzbuch) in accordance with accounting principles generally accepted in Germany. Exchange rate fluctuations may affect the amount in U.S. dollars that our shareholders receive upon the payment of cash dividends or other distributions we declare and pay in euro, if any. Such fluctuations could adversely affect the value of our ADSs and, in turn, the U.S. dollar proceeds that holders receive from the sale of our ADSs.

We have broad discretion to determine how to use the funds raised in this offering and may use them in ways that may not enhance our operating results or the price of the ADSs.

Our management will have broad discretion over the use of proceeds from this offering, and we could spend the proceeds from this offering in ways the holders of our ADSs may not agree with or that do not yield a favorable return, if any. We intend to use the net proceeds of this offering for the following purposes: (i) expansion of our on-demand parts service center in Europe; (ii) establishment of new on-demand parts service centers in North America and Asia; (iii) research and development; (iv) sales and marketing initiatives; and (v) general corporate purposes, including, without limitation, potential acquisitions. However, our use of these proceeds may differ substantially from our current plans. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. If we do not invest or apply the proceeds of this offering in ways that improve our operating results, we may fail to achieve expected financial results, which could cause the price of our ADSs to decline.

In order to satisfy our obligations as a public company, we may need to hire qualified accounting and financial personnel with appropriate public company experience.

As a newly public company, we will need to establish and maintain effective disclosure and financial controls and make changes in our corporate governance practices. We may need to hire additional accounting and financial personnel with appropriate public company experience and technical accounting knowledge, and it may be difficult to recruit and retain such personnel. Even if we are able to hire appropriate personnel, our existing operating expenses and operations will be impacted by the direct costs of their employment and the indirect consequences related to the diversion of management resources from research and development efforts.

In the event we are or become treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, U.S. holders of our ADSs could be subject to adverse U.S. federal income tax consequences.

In the event we were treated as a PFIC, U.S. holders (as defined in "Taxation — U.S. Taxation of ADSs") of our ADSs could be subject to adverse U.S. federal income tax consequences. These consequences include the following: (i) if our ADSs are "marketable stock" for purposes of the PFIC rules and a U.S. holder makes a mark-to-market election with respect to its ADSs, the U.S. holder will be required to include annually in its U.S. federal taxable income an amount reflecting any year end increase in the value of its ADSs, (ii) if a U.S. holder does not make a mark-to-market election, it may incur significant additional U.S. federal income taxes on income resulting from distributions on, or any gain from the disposition of, our ADSs, as such income generally would be allocated over the U.S. holder's holding period for its ADSs and subject to tax at the highest rates of U.S. federal income taxation in effect for such years, with an interest charge then imposed on the resulting taxes in respect of such income, and (iii) dividends paid by us would not be eligible for reduced individual rates of U.S. federal income tax. In addition, U.S. holders that own an interest in a PFIC are required to file additional U.S. federal tax information returns.

A U.S. holder may in certain circumstances mitigate adverse tax consequences of the PFIC rules by filing an election to treat the PFIC as a qualified electing fund, or a QEF. However, in the event that we are or become a PFIC, we do not intend to comply with the reporting requirements necessary to permit U.S. holders to elect to treat us as a QEF. See "Taxation — U.S. Taxation of ADSs — Additional United States Federal Income Tax Consequences — PFIC Rules."

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements concerning our business, operations and financial performance and condition as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as "believes," "estimates," "anticipates," "expects," "plans," "intends," "may," "could," "might," "will," "should," "aims," or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our intellectual property position, results of operations, cash needs, spending of the proceeds from this offering, financial condition, liquidity, prospects, growth and strategies, the industry in which we operate and the trends that may affect the industry or us.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of our forward-looking statements are subject to risks and uncertainties that may cause our actual results to differ materially from our expectations.

Actual results could differ materially from our forward-looking statements due to a number of factors, including, without limitation, risks related to:

    •
    our ability to introduce new 3D printers and related print materials acceptable to the market and to improve the technology and print materials used in our current 3D printers;

    •
    fluctuations in our revenues and operating results;

    •
    the long sales cycle for our products, which makes the timing of our revenues difficult to predict;

    •
    our ability to adequately increase demand for our products;

    •
    our ability to significantly increase the number of materials for use in our 3D printers fast enough to meet our business plan;

    •
    our dependence upon sales to certain industries;

    •
    our relationships with suppliers, especially with limited source suppliers of components of and consumables for our products;

    •
    our ability to manage the expansion of our operations effectively in order to achieve our projected levels of growth;

    •
    our ability to attract and retain key management or other key employees;

    •
    our ability to raise additional capital on attractive terms, or at all, if needed to meet our growth strategy;

    •
    our ability to obtain patent protection for our products or otherwise protect our intellectual property rights;

    •
    our ability to protect our trade secrets and intellectual property; and

    •
    the other factors listed in the "Risk Factors" section of this prospectus and elsewhere in this prospectus.

Any forward-looking statements that we make in this prospectus speak only as of the date of such statement, and we undertake no obligation to update such statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See "Where You Can Find More Information."

You should also read carefully the factors described in the "Risk Factors" section of this prospectus and elsewhere to better understand the risks and uncertainties inherent in our business and underlying any forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all.

This prospectus also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. We obtained the industry and market data in this prospectus from our own research as well as from industry and general publications, surveys and studies conducted by third parties, some of which may not be publicly available. This data involves a number of assumptions and limitations and contains projections and estimates of the future performance of the industries in which we operate that are subject to a high degree of uncertainty. We caution you not to give undue weight to such projections, assumptions and estimates. While we believe that these publications, studies and surveys are reliable, we have not independently verified the data contained in them.

 EXCHANGE RATES

Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar amounts received by owners of our ADSs on conversion of dividends, if any, paid in euro on the ordinary shares and will affect the U.S. dollar price of our ADSs on the New York Stock Exchange. The table below shows the period end, average, high and low exchange rates of U.S. dollars per euro for the periods shown. Average rates are computed by using the noon buying rate of the Federal Reserve Bank of New York for the euro on the last business day of each month during the relevant year indicated or each business day during the relevant month indicated. The rates set forth below are provided solely for your convenience and may differ from the actual rates used in the preparation of the financial statements of Voxeljet Technology GmbH, our legal predecessor, included in this prospectus and other financial data appearing in this prospectus.

Year Ended December 31,	High	Low	Average	Year end
2010	1.4536	1.1959	1.3261	1.3269
2011	1.4875	1.2926	1.3931	1.2973
2012	1.3463	1.2062	1.2859	1.3186

Month Ended	High	Low	Average	Month end
January 2013	1.3584	1.3047	1.3304	1.3584
February 2013	1.3692	1.3054	1.3347	1.3079
March 2013	1.3098	1.2782	1.2953	1.2816
April 2013	1.3168	1.2836	1.3025	1.3168
May 2013	1.3192	1.2818	1.2983	1.2988
June 2013	1.3407	1.3006	1.3197	1.3010
July 2013	1.3282	1.2774	1.3088	1.3282

The noon buying rate of the Federal Reserve Bank of New York for the euro on August 2, 2013 was €1.00 = $1.3268.

 USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $              million, assuming an initial offering price of $             per ADS, the midpoint of the price range set forth on the cover page of this prospectus.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per ADS would increase (decrease) the net proceeds from this offering to us by $              million, assuming no change to the number of ADSs offered as set forth on the cover page of this prospectus. An increase (decrease) of 1.0 million in the number of ADSs offered by us would increase (decrease) the net proceeds to us by $              million.

The selling shareholders will receive $              million in net proceeds from their sale of                                        ADSs in this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by the selling shareholders, which will be approximately $              million, assuming an initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus. If the underwriters' over-allotment option is exercised in full, we estimate the selling shareholders will receive net proceeds of $              million. We will not receive any proceeds from the sale of ADSs by the selling shareholders. See "Principal and Selling Shareholders" and "Underwriting."

We intend to use the net proceeds of this offering for the following purposes:

    •
    expansion of our on-demand parts service center in Europe;

    •
    establishment of new on-demand parts service centers in North America and Asia;

    •
    research and development;

    •
    sales and marketing initiatives; and

    •
    general corporate purposes, including, without limitation, potential acquisitions.

The foregoing represents our current intentions with respect to the use and allocation of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds. The occurrence of unforeseen events or changed market and business conditions could result in the application of the net proceeds of this offering in a manner other than as described above. Pending our use of the net proceeds as described above, we may invest the net proceeds in short-term bank deposits or invest them in interest-bearing, investment grade securities.

 DIVIDEND POLICY

Neither we nor our legal predecessor, Voxeljet Technology GmbH, have ever declared or paid any cash dividends on our ordinary shares, and we have no present intention of declaring or paying any dividends in the foreseeable future. Any recommendation by our management and supervisory boards to pay dividends, subject to compliance with applicable law and any contractual provisions that restrict or limit our ability to pay dividends, including under agreements for indebtedness that we may incur, will depend on many factors, including our financial condition, results of operations, legal requirements, capital requirements, business prospects and other factors that our management and supervisory boards deem relevant.

All of the shares represented by the ADSs offered by this prospectus will have the same dividend rights as all of our other outstanding shares. Any distribution of dividends proposed by our management and supervisory boards requires the approval of our shareholders at a shareholders' meeting. See "Description of Share Capital," which explains in more detail the procedures we must follow and the German law provisions that determine whether we are entitled to declare a dividend.

For information regarding the German withholding tax applicable to dividends and related United States refund procedures, see "Taxation — German Taxation of ADSs."

 CAPITALIZATION

The following table sets forth our cash, cash equivalents and capitalization as of December 31, 2012:

    •
    on an actual basis for our legal predecessor Voxeljet Technology GmbH; and

    •
    on a pro forma basis (i) to reflect the merger of Voxeljet Technology GmbH into voxeljet AG and that the share capital of voxeljet AG consisted of 2,000,000 ordinary shares, including 1,950,000 ordinary shares issued to the shareholders of the contributing entity, Voxeljet Technology GmbH, and (ii) to reflect the sale by us of                           ADSs in this offering at an assumed initial public offering of $             per ADS, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of December 31, 2012
	Actual		Pro Forma
	$(1)	€	$(1)	€
	(in thousands)
			(Unaudited)
Cash and cash equivalents	$397	€301	$	€

Bank overdrafts and lines of credit	$1,932	€1,465	$	€
Long-term debt	2,434	1,846
Finance lease obligations	4,197	3,183
Shareholders' equity:
Subscribed capital	1,319	1,000
Capital reserves	1,664	1,262
Accumulated deficit	(1,377)	(1,044)
Accumulated other comprehensive loss	0	0

Total shareholders' equity	1,606	1,218

Total capitalization	$10,169	€7,712	$	€

(1)
Amounts in this column are not audited and have been converted from euros into U.S. dollars solely for the convenience of the reader at an exchange rate of $1.3186 per euro, the exchange rate on December 31, 2012. See "Exchange Rates."

DILUTION

If you invest in our ADSs in this offering, your interest will be diluted immediately to the extent of the difference between the initial public offering price per ADS and the pro forma net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ADS is substantially in excess of the net tangible book value per ADS attributable to our existing shareholders for our ordinary shares that will be outstanding immediately prior to the closing of this offering. We calculate net tangible book value per ordinary share by dividing the net tangible book value (total assets less intangible assets and total liabilities) by the number of outstanding ordinary shares. For purposes of illustration, the following discussion assumes that all of our outstanding shares both before and after this offering are in the form of ADSs, each representing                           of an ordinary share. Dilution is determined by subtracting net tangible book value per ADS from the assumed initial public offering price per ADS.

Our net tangible book value as of                           was $             , or $             per ADS. After giving effect to the sale by us of our ADSs in this offering at an assumed initial public offering price of $             per ADS, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of                                        would have been approximately $             , or $             per ADS. This amount represents an immediate increase in our pro forma net tangible book value of $             per ADS to our existing shareholders and an immediate dilution of $             per ADS to new investors purchasing our ADSs in this offering at the initial public offering price.

The following table illustrates this dilution per ADS:

Per ADS (in $)
Assumed initial public offering price
Net tangible book value before the change attributable to investors purchasing ADSs in this offering
Increase in net tangible book value attributable to investors purchasing ADSs in this offering
Pro forma net tangible book value after giving effect to this offering
Dilution to new investors

A $1.00 increase (decrease) in the assumed initial public offering price of $             per ADS, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma net tangible book value after this offering by $             per ADS, and the dilution in pro forma net tangible book value to new investors by $             per ADS, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million ADSs in the number of ADSs offered by us would increase (decrease) our pro forma net tangible book value after this offering by $             per ADS and decrease (increase) the dilution to investors participating in this offering by approximately $              per ADS, assuming that the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes on a pro forma basis, as of                                        , the differences between the shareholders as of                                        and the new investors with respect to the

number of ordinary shares purchased from us and the selling shareholders, the total consideration paid and the average price per ordinary share paid by existing shareholders and by investors participating in this offering at an assumed initial public offering price of $             per ADS, the midpoint of the price range set forth on the cover page of the prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Ordinary Shares Purchased		Total Consideration
					Average Price per Ordinary Share	Average Price per ADS
	Number	Percent	Amount	Percent
			(in $)		(in $)	(in $)
Existing shareholders
New investors

Total

A $1.00 increase (decrease) in the assumed initial public offering price of $             per ADS, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors by $              million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Sales of ADSs by the selling shareholders in this offering will reduce the number of ADSs held by existing shareholders to                                        , or approximately         % of the total ADSs outstanding after this offering, and will increase the number of ADSs held by new investors to                                        , or approximately         % of the ADSs outstanding after our initial public offering.

If the underwriters exercised their option to purchase additional ADSs in full, our existing shareholders would own                           ordinary shares or,         %, in the aggregate, and our new investors would own                           ordinary shares or,          %, in the aggregate, of the total number of ADSs outstanding after this offering.

To the extent that we grant options or other equity awards to our employees or members of our management or supervisory boards in the future, and those options or other equity awards are exercised or become vested or other issuances of our ordinary shares are made, there will be further dilution to new investors.

 SELECTED FINANCIAL AND OPERATING DATA

We present below the summary historical financial and operating data of Voxeljet Technology GmbH, our legal predecessor. The financial data as of December 31, 2012, 2011 and 2010 and for the years ended December 31, 2012, 2011 and 2010 have been derived from Voxeljet Technology GmbH's audited financial statements and the related notes, which are included elsewhere in this prospectus and which have been prepared in accordance with IFRS as issued by the IASB and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Our historical results are not necessarily indicative of the financial results to be expected in any future periods. You should read this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Capitalization," and Voxeljet Technology GmbH's financial statements and related notes, each included elsewhere in this prospectus.

	Year Ended December 31,
Statement of Comprehensive Income (Loss) Data:
	2012	2012	2011	2010
	($ in thousands, except share and per share data)(1)	(€ in thousands, except share and per share data)
Revenues	$11,486	€8,711	€7,257	€4,764
Cost of sales	6,536	4,957	4,337	2,660

Gross profit	4,950	3,754	2,920	2,104
Selling expenses	1,991	1,510	1,160	1,028
Administrative expenses	999	758	670	606
Research and development expenses	2,074	1,573	1,313	1,073
Other operating expenses	82	62	140	81
Other operating (income)	(1,084)	(822)	(831)	(762)

Operating profit	887	673	468	78
Finance expense	479	363	389	359
Finance (income)	(24)	(18)	(5)	(8)

Financial result	455	345	384	351

Profit (loss) before income taxes	433	328	84	(273)
Income tax expenses (benefit)	153	116	41	(65)

Profit (loss)	$280	€212	€43	€(208)

Earnings per share	$13.98	€10.60	€2.15	€(10.40)
Weighted average number of ordinary shares outstanding	20,000	20,000	20,000	20,000
Unaudited pro forma earnings per share(2)
Unaudited pro forma weighted average number of ordinary shares outstanding

	As of December 31,
Statement of Financial Position Data:
	2012	2012	2011	2010
	($ in thousands)(1)	(€ in thousands)
Cash and cash equivalents	$397	€301	€498	€654
Inventories	3,700	2,806	2,011	864
Total assets	14,159	10,738	9,768	8,864
Total liabilities	12,553	9,520	8,763	7,906
Shareholders' equity	1,606	1,218	1,005	958

	Year Ended December 31,
Other Data:
	2012	2012	2011	2010
	($ in thousands, except 3D printers sold)(1)	(€ in thousands, except 3D printers sold)
EBITDA(3)	$2,658	€2,016	€1,714	€1,188
3D printers sold(4)	6	6	3	1

(1)
Amounts in this column are not audited and have been converted from euros into U.S. dollars solely for the convenience of the reader at an exchange rate of $1.3186 per euro, the exchange rate on December 31, 2012. See "Exchange Rates."

(2)
Unaudited pro forma earnings per share and unaudited pro forma weighted average number of shares outstanding are based upon 2,000,000 ordinary shares of voxeljet AG issued and outstanding immediately prior to this offering assuming that the merger of Voxeljet Technology GmbH into voxeljet AG occurred and the share capital of voxeljet AG consisted of 1,950,000 ordinary shares issued to the shareholders of the contributing entity, Voxeljet Technology GmbH. See "Description of Share Capital."

(3)
We define EBITDA (earnings before interest, taxes, depreciation and amortization) as profit (loss) plus income tax expenses (benefit), financial result and depreciation and amortization. Disclosure in this prospectus of EBITDA, which is a non-IFRS financial measure, is intended as a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. EBITDA should not be considered as an alternative to profit (loss) or any other performance measure derived in accordance with IFRS. Our presentation of EBITDA should not be construed to imply that our future results will be unaffected by unusual or non-recurring items.

The following table reconciles profit (loss) to EBITDA for the periods presented:

	Year Ended December 31,
	2012	2012	2011	2010
	($ in thousands)(A)	(€ in thousands)
Profit (loss)	$280	€212	€43	€(208)
Income tax expenses (benefit)	153	116	41	(65)
Financial result	455	345	384	351
Depreciation and amortization	1,771	1,343	1,246	1,110

EBITDA	$2,658	€2,016	€1,714	€1,188

(A)
Amounts in this column are not audited and have been converted from euros into U.S. dollars solely for the convenience of the reader at an exchange rate of $1.3186 per euro, the exchange rate on December 31, 2012. See "Exchange Rates."
(4)
Does not include test machines or 3D printers involved in sale and leaseback transactions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled "Selected Financial and Operating Data" and Voxeljet Technology GmbH's financial statements and the related notes thereto included elsewhere in this prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and opinions. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences or cause our actual results or the timing of selected events to differ materially from those anticipated in these forward-looking statements include those set forth under "Risk Factors," "Special Note Regarding Forward-Looking Statements" and elsewhere in this prospectus.

Overview

We are a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. Our 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. We offer our customers the highest volumetric output rate in the industry due to the combination of our large build boxes and print speeds. We provide our 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets.

We offer six different 3D printer platforms with build boxes that range from 300 × 200 × 150 millimeters to 4,000 × 2,000 × 1,000 millimeters, with various print speeds, which produce volumetric output rates ranging from 0.7 liters per hour to 123.0 liters per hour. All of our platforms support our principal material sets, which include sand and plastics, along with their respective proprietary chemical binding agents. We develop our material sets according to the needs of our industrial and commercial customers, and we are currently in varying stages of developing new material sets, including shell molding and chromite sands, PMMA-based plastics, ceramics, silicon carbide, tungsten carbide, wood powder and cement.

We believe that our innovations in 3D printers will continue to increase customer adoption of our additive manufacturing technology in industrial and commercial applications.

Our business is divided into two segments: Systems and Services.

In our Systems segment, we focus on the development, production and sale of 3D printers. In addition, we sell refurbished 3D printers which were produced for and used in our Services segment. We also provide consumables, including particulate materials and proprietary chemical binding agents, maintenance contracts and spare parts to our customers.

Historically, to our project and development partners, we have sold and leased test machines, which are smaller printers with limited functionality designed to provide full flexibility to change parameters for the purpose of testing materials and processes. In 2012, we introduced the VX200, a fully functional 3D printer with similar flexibility for process optimization and materials development. As a result, we do not plan on selling test machines in the future.

In our Services segment, we print on-demand custom parts for our customers. At our service center, which we believe is one of the largest additive manufacturing service centers in Europe, we create parts, molds, cores and models based on designs produced using 3D computer-aided design, or CAD, software.

Our legal predecessor was founded in 1999 as Generis GmbH in Augsburg, Germany. We sold our first 3D printer in 2002 and commenced our on-demand parts services business in 2003. As of June 30, 2013, we had an installed base of 52 printers worldwide, which includes test machines and 3D printers installed at our customers' premises and in our service center in Europe. We currently operate one service center with approximately 16,000 square feet of production space.

Our revenues have grown to €8.7 million in 2012 from €4.8 million in 2010, representing a 35% compound annual growth rate.

Seasonality

Historically, our results of operations have been subject to seasonal factors. Purchases of our 3D printers often follow a seasonal pattern owing to the capital budgeting cycles of our customers. Generally, 3D printer sales are higher in our second and fourth fiscal quarters than in our first and third fiscal quarters. Sales in our Services segment generally are not affected by seasonality. See "Risk Factors — Risks Related to Our Business and Industry — Our revenues and operating results may fluctuate."

Growth Strategy

Our business strategy focuses on (i) growing our Services segment in order to print more parts for our existing customers and gain new customers, and (ii) using our knowledge and market position to increase sales of our 3D printers. Our growth strategy is also dependent in part on continuing our investment in research and development activities, which should enable us to meet the needs of our target customers through the development of new material sets and 3D printers with bigger build boxes and faster print speeds.

We intend to develop our customer base internationally, so that our revenues are not dependent on sales to any one region. We also seek to grow both our Systems and Services segments so that we are not overly reliant on either segment. We believe that this strategy will help to offset some of the variability in the Systems segment, which can be more susceptible to macroeconomic trends.

Outlook

We believe that interest in additive manufacturing is increasing as a result of increased commercialization of 3D printers and subsequent recent media attention worldwide. We occupy a defined space in the additive manufacturing market because of the size of our machines and their ability to print industrial products from qualified industrial materials. While our 3D printers may differ from those of many other additive manufacturing companies, we expect an increase in additive manufacturing to generally have a positive effect on the public's awareness of our industry.

Furthermore, we believe that additive manufacturing provides several advantages over traditional design and manufacturing processes, including:

    •
    Elimination of Design Constraints

    •
    Reduced Cost of Complexity

    •
    Mass Customization

    •
    Reduced Time to Market

    •
    Cost Effective Short Run Production

There are a number of available additive manufacturing technologies, including powder binding, inkjet, fused deposition modeling, stereolithography and selective laser sintering. The technologies differ on the basis of accuracy, surface quality, variety and properties of consumables, capacity, speed, color variety, transparency and the ability to print multiple materials, among other factors. Our 3D printers employ a powder binding technology to produce parts using various material sets. Powder binding is a process in which layers of powder are bonded by a liquid agent that is deposited through a printhead. This process has the fastest build speeds and the lowest material cost relative to other additive manufacturing technologies.

We believe that our planned investments in additional capacity in Europe and new service centers in North America and Asia should position us to generate higher growth in our Services segment in the future.

The worldwide market for additive manufacturing products and services has grown from $1.3 billion in 2010 to $2.2 billion in 2012, representing a 29% compound annual growth rate, according to the Wohlers Report 2013. The Wohlers Report 2013 projects the worldwide additive manufacturing products and services market to reach approximately $6.0 billion by 2017 and $10.8 billion by 2021, representing 2012-2017 and 2012-2021 compound annual growth rates of 22% and 19%, respectively. Much of the recent growth has been driven by the demand for production parts.

We believe that our addressable market is larger than the worldwide market for additive manufacturing products detailed in the Wohlers Report 2013. For example, the global market for machine tools totaled $93.2 billion in 2012, according to the 2013 World Machine Tool Output & Consumption Survey. In addition, according to the American Foundry Society, the U.S. market for metal castings was $32.4 billion in 2012. We believe these markets represent significant short and long-term revenue opportunities due to the advantages offered by our technology and the early adoption of additive manufacturing technologies in these markets.

Key Measures of Our Business

We use several financial and operating metrics to measure our business. We use these metrics to assess the progress of our business, make decisions on where to allocate capital, time and technology investments, and assess the longer-term performance of our marketplace. The key metrics are as follows:

Revenues

Our revenues consist primarily of sales of our 3D printers, consumables and custom 3D printed parts produced at our service center. We operate in two segments: Systems and Services. The Systems segment derives its revenues from the sale of 3D printers and products and services related to our 3D printers, including consumables, which include particulate materials and proprietary chemical binding agents, maintenance contracts and spare parts. Systems revenue also includes revenue associated with the leasing of 3D printers to customers; however, revenue related to the leasing of 3D printers is not material. The Services segment derives its revenues from the on-demand printing of parts at our service center.

Our revenues are influenced by:

    •
    global macroeconomic conditions;

    •
    the adoption rate of our 3D printers and material sets;

    •
    our ability to develop new products and technologies that address the increasingly sophisticated and varied needs of prospective end-users, particularly with respect to the physical properties of print materials and other consumables;

    •
    the capital expenditure budgets of our potential customers;

    •
    the amount of design and manufacturing activity; and

    •
    adoption of additive manufacturing technology in various industries.

Sales of our 3D printers, particularly our higher-priced systems, typically involve long sales cycles, are subject to seasonality and can be difficult to forecast. Because each of our printers can represent a significant amount of revenue, a delay in a purchasing decision, our production schedule or the shipment of a printer can have a material impact on our periodic reporting of revenues.

In addition, the lack of available production capacity at our service center can influence the revenue we generate in our Services segment in a given period.

In the course of our routine activities, we sell to customers 3D printers that we have operated in our service center. Before these 3D printers are sold, they are generally fully refurbished, which includes the installation of a new printhead. On average, these refurbished printers have been operating within the service center for 1.5 to 2.5 years prior to their sale. The proceeds from the sale of such refurbished 3D printers are recognized as Systems revenue.

Gross Profit

Our gross profit (measured as the difference between our revenues and our costs of sales) and gross profit margin for our Systems and Services segments are mainly influenced by materials, labor and energy costs. In particular, the gross profit margins in our Systems segment on sales of our 3D printers also depend on the type and status of the sold products. Our Systems segment sometimes sells refurbished printers manufactured by us and previously set up in our service center. The gross profit is lower on refurbished printers and the number of refurbished printers sold in a period affects the gross profit margin of our Systems segment.

Critical Accounting Policies and Significant Estimates

The following paragraphs discuss the items that we believe are the critical accounting policies most affected by significant management estimates and judgments. Management has discussed and periodically reviews these critical accounting policies, the basis for their underlying assumptions and estimates and the nature of our related disclosures herein.

Revenue Recognition

We sell 3D printers that we make, either in new condition or after using them in our service center. We recognize revenue from these sales upon the transfer of risks and rewards of ownership to the buyer, which is generally upon completion of the installation of the 3D printer at the customer site, as evidenced by the customer's final acceptance. Revenue from the sale of custom-ordered printed products, consumables, spare parts and other machine parts is recognized upon transfer of title, generally upon shipment. Revenue for all deliverables in sales arrangements is recognized to the extent that it is probable that the economic benefit arising from the ordinary activities of the business will flow to us, provided that the amount of revenue and the costs incurred or to be incurred in respect of the sale can be measured reliably. We measure revenue at the fair value of the consideration received or receivable, net of discounts and rebates. In instances where we receive revenues but the revenue recognition criteria are not met yet, amounts are recorded as deferred revenue and included in other liabilities and provisions in the accompanying statement of financial position.

We provide our customers with a standard one-year warranty agreement on all 3D printers we sell. The warranty is not treated as a separate service because the warranty is an integral part of the sale of the 3D printer.

After the initial one-year warranty period, we offer customers optional maintenance contracts. Maintenance contracts have a term of 12 months and automatically renew for another 12 months, if not previously cancelled. Deferred maintenance service revenue is recognized on a straight-line basis as the costs of providing services incurred under the contracts generally do not vary significantly throughout the year.

Shipping and handling costs billed to customers for 3D printer sales and sales of printed products and consumables are included in revenues in the statement of comprehensive income (loss). Costs incurred by us associated with shipping and handling is included in cost of sales in the statement of comprehensive income (loss).

Our terms of sale generally require payment within 30 to 60 days after shipment of a product, although we recognize that longer payment periods are customary in some countries in which we do business. To reduce credit risk in connection with 3D printer sales, we may, depending on the individual circumstances, require significant deposits prior to shipment. In some circumstances, we may require payment in full for our products prior to shipment and we may also require international customers to furnish letters of credit. These deposits are reported as customer deposits included in other liabilities and provisions in the accompanying statement of financial position. Services under maintenance contracts are billed to customers in advance on a monthly, quarterly, or annual basis, depending on the contract.

On two occasions, we have provided loans to customers to cover the purchase price of a 3D printer. These loans have a grace period of six to nine months after which they are to be repaid on a monthly basis. The criteria to recognize revenue from the sale of these 3D printers as stated in IAS 18 are fulfilled, so we can recognize the revenue upon delivery. Generally, revenue from the sale of a 3D printer is recognized when all the following conditions have been satisfied:

(a)
We have transferred to the buyer the significant risks and rewards of ownership of the goods;

(b)
We retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

(c)
The amount of revenue can be measured reliably;

(d)
It is probable that the economic benefits associated with the transaction will flow to us; and

(e)
The costs incurred or to be incurred in respect of the transaction can be measured reliably.

As it relates to situations where we have provided loans to purchasers of our 3D printers, all of these conditions are fulfilled, as the risks and rewards were transferred with the legal title and the passing of possession for revenue recognition to our customers and we have established a process to assess the credit of each customer and confirm the customer's creditworthiness beforehand.

Sale and Leaseback Transactions

Finance leases consist primarily of borrowings associated with sale and leaseback transactions involving 3D printers that we manufactured and use in our Services segment. Additionally, we are a party to finance lease agreements for 3D printers manufactured by others. Our leased assets are recognized at the lower of fair value or the present value of minimum lease payments and depreciated over the asset's estimated useful life. We include assets under finance leases in "Property, plant and equipment" in the statement of financial position. Gain on sale and leaseback transactions is recorded as deferred income in the statement of comprehensive income (loss) and recognized as "Other operating income" over the term of the lease contract.

Allowance for Doubtful Accounts

In evaluating the collectability of our accounts receivable, we assess a number of factors, including a specific client's ability to meet its financial obligations to us, such as whether a customer has declared bankruptcy or not. Other factors assessed include the length of time the receivables are past due and historical collection experience. Based on these assessments, we record a reserve for specific customers based on their current economic situation. If circumstances related to specific customers change, or economic conditions deteriorate such that our past collection experience is no longer relevant, our estimate of the recoverability of our accounts receivable could be further reduced from the levels provided for in the financial statements.

We believe that our allowance for doubtful accounts is a critical accounting estimate because it is susceptible to change and dependent upon events that may or may not occur and because the impact of recognizing additional allowances for doubtful accounts may be material to the assets reported on our statement of financial position and in our statement of comprehensive income (loss).

Inventories

Our inventories are measured at the lower of acquisition cost, as determined by the first-in, first-out (FIFO) method, or manufacturing cost and net realizable value. Manufacturing costs are comprised of all costs that are directly attributable to the manufacturing process, such as direct materials and labor costs, and production-related overhead (based on normal operating capacity and normal consumption of materials, labor and other production costs), including depreciation charges. Net realizable value is the estimated selling price in the ordinary course of business less applicable variable selling expenses.

We evaluate the adequacy of our allowance for inventory on a yearly basis. Our determination of our inventory allowance is subject to change because it is based on management's current estimates of the allowance required and potential adjustments.

We believe that our allowance for inventory is a critical accounting estimate because it is susceptible to change and dependent upon events that may or may not occur and because the impact of recognizing an additional allowance may be material to the assets reported on our statement of financial position and in our statement of comprehensive income (loss).

Other Financial Information

We believe EBITDA (earnings before interest, taxes, depreciation and amortization) is meaningful to our investors to enhance their understanding of our financial performance. Although EBITDA is not necessarily a measure of our ability to fund our cash needs, we understand that it is frequently used by securities analysts, investors and other interested parties as a measure of financial performance and to compare our performance with the performance of other companies that report EBITDA. Our calculation of EBITDA may not be comparable to similarly titled measures reported by other companies.

We define EBITDA as profit (loss) plus income tax expenses (benefit), financial result, depreciation and amortization. Disclosure in this prospectus of EBITDA, which is a non-IFRS financial measure, is intended as a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. EBITDA should not be considered as an alternative to profit (loss) or any other performance measure derived in accordance with IFRS. Our presentation of EBITDA should not be construed to imply that our future results will be unaffected by unusual or non-recurring items.

Reconciliation of EBITDA to Profit (Loss)

	Year Ended December 31,
	2012	2011	2010
	(€ in thousands)
Profit (loss)	€212	€43	€(208)
Income tax expenses (benefit)	116	41	(65)
Financial result	345	384	351
Depreciation and Amortization	1,343	1,246	1,110

EBITDA	€2,016	€1,714	€1,188

Statement of Comprehensive Income (Loss)

Year Ended December 31, 2012 compared to Year Ended December 31, 2011

The following table sets forth certain statements of comprehensive income (loss) data both on an actual basis and as a percentage of revenues for the periods indicated:

	Year Ended
	December 31, 2012		December 31, 2011
	Amount	Percentage of revenues	Amount	Percentage of revenues	Period-over- period change 2012 vs. 2011
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Revenues	€8,711	100.0%	€7,257	100.0%	€1,454
Cost of sales	4,957	56.9	4,337	59.8	620

Gross profit	3,754	43.1	2,920	40.2	834
Selling expenses	1,510	17.3	1,160	16.0	350
Administrative expenses	758	8.7	670	9.2	88
Research and development expenses	1,573	18.1	1,313	18.1	260
Other operating expenses	62	0.7	140	1.9	(78)
Other operating (income)	(822)	9.4	(831)	11.5	(9)

Operating profit	673	7.7	468	6.4	205
Finance expense	363	4.2	389	5.4	(26)
Finance (income)	(18)	0.2	(5)	0.1	13

Financial result	345	4.0	384	5.3	(39)

Profit before income taxes	328	3.8	84	1.2	244
Income tax expenses	116	1.3	41	0.6	75

Profit	€212	2.4%	€43	0.6%	€169

Summary

Our revenues increased by €1.5 million or 20% to €8.7 million in 2012 from €7.3 million in 2011. Revenues for 2012 increased primarily due to an increase in the number of 3D printers sold. Revenues from the printing of on-demand parts for our customers increased slightly, limited by current capacity constraints in our service center.

At December 31, 2012, our backlog, which consists of 3D printers for which a customer has signed a purchase contract, but which we have not shipped yet, was €3.7 million, compared to €1.7 million at December 31, 2011. As production and delivery of our printers is generally not characterized by long lead times, backlog is more dependent on the timing of customers' requested deliveries.

Our gross profit for 2012 increased by €0.8 million or 28.6% to €3.8 million from €2.9 million in 2011. Our higher gross profit for 2012 arose primarily from higher sales of our 3D printers in 2012 and the product mix in the Systems segment. Our gross profit margin increased from 40.2% in 2011 to 43.1% in 2012.

Our operating profit grew to €0.7 million in 2012 from €0.5 million in 2011.

Revenues by Segment

The table below sets forth the change in revenues by segment from 2011 to 2012:

	Year Ended December 31,
			Period-over- period change 2012 vs. 2011
	2012	2011
	(€ in thousands)
Systems	€3,464	€2,206	€1,258
Services	5,247	5,051	196

Total Revenues	€8,711	€7,257	€1,454

Revenues from the Systems segment for 2012 were €3.5 million, up 57% from 2011. The total number of units sold rose 67% to 10 (including four test machines) in 2012 in comparison to six (including three test machines) in 2011.

Overall the 3D printers sold in 2012 were on average larger systems (i.e., VX500 and VX800) than in prior years, which also contributed to higher revenue as the larger systems are generally sold at higher prices.

Revenues from the Services segment for 2012 were €5.2 million, which represents an increase of €0.2 million from €5.0 million in 2011. Our ability to grow Services revenue in 2012 was constrained by the continued high capacity utilization of our service center. The utilization rate in the Services segment is currently at approximately 80%, which represents a high level for an on-demand parts service center. To remain flexible and grow revenues in the future, we are in the process of increasing production capacity both by expanding our current facility and planning the opening of new facilities. Currently, our new fabrication building is being built at our premises in Germany.

Revenues by Geographic Region

The table below sets forth the change in revenues by geographic region from 2011 to 2012:

	Year Ended December 31, 2012		Year Ended December 31, 2011
	Revenues	Percentage	Revenues	Percentage
	(€ in thousands)		(€ in thousands)
EMEA	€7,404	85.0%	€7,112	98.0%
Asia Pacific	958	11.0	73	1.1
Americas	349	4.0	72	0.9

Total	€8,711	100.0%	€7,257	100.0%

We generated most of our revenues in our Europe, Middle East and Africa, or EMEA, region in both 2012 and 2011. Overall, EMEA region revenues were stable, due in part to our limited capacity for growth at our European service center. Our strategy to expand our presence in North America and Asia resulted in increased revenues outside of the EMEA region in 2012. Specifically, revenues in the Asia Pacific region increased due to new Systems customers in South Korea, and revenues in the Americas region increased as a result of the sale of a system to a new customer.

Gross Profit and Gross Profit Margins

Total gross profit for 2012 increased by €0.8 million or 28.6% reflecting higher sales in our Systems segment in 2012 compared to 2011. Our gross profit margin increased by 2.9 percentage points from 2011 to 2012 as a result of increased revenues in our Systems segment providing additional scale over our fixed cost base. The revenues in the Systems segment increased mainly due to the above mentioned sale of larger printing systems, which typically generate a higher contribution to gross profit.

The table below sets forth gross profit and gross profit margin for our Systems and Services segments.

	Year Ended December 31,
	2012		2011
	Amount	Gross margin as percentage of relevant segment revenue	Amount	Gross margin as percentage of relevant segment revenue	Period-over- period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Systems	€1,399	40.4%	€569	25.8%	€830
Services	2,355	44.9	2,351	46.5	4

Total	€3,754	43.1%	€2,920	40.2%	€834

Gross profit for our Systems segment increased to €1.4 million in 2012 from €0.6 million in 2011, while the gross profit margin of our Systems segment increased 14.6 percentage points to 40.4% in 2012 from 25.8% in 2011. This increase in gross profit margin resulted primarily from higher sales of 3D printers, including the sale of a higher-priced, higher-margin VX1000 system. In 2011, Systems revenue included the sale of two refurbished 3D printers, which generate lower gross profit margins, compared to only one refurbished 3D printer in 2012.

Gross profit for our Services segment was essentially flat from 2011 to 2012, with the gross profit margin decreasing 1.6 percentage points from 46.5% in 2011 to 44.9% in 2012. As the total revenue increased, the margin contribution by the Services segment decreased due to the fact that more machines and more personnel were included in the Services segment to satisfy the increasing customer demand. As the increased cost level could not be absorbed by the revenue increase, gross margin declined slightly.

Operating Expenses

As shown in the table below, total operating expenses increased by €0.6 million to €3.1 million in 2012 from €2.5 million in 2011, and increased to 35.4% of revenues compared to 33.6% in 2011. This increase was due primarily to a €0.3 million increase in research and development expenses and a €0.3 million increase in selling expenses.

	Year Ended December 31,
	2012		2011
	Amount	Percentage of revenues	Amount	Percentage of revenues	Period-over- period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Operating expenses
Selling expenses	€1,510	17.3%	€1,160	16.0%	€350
Administrative expenses	758	8.7	670	9.2	88
Research and development expenses	1,573	18.1	1,313	18.1	260
Other operating expenses	62	0.7	140	1.9	(78)
Other operating (income)	(822)	9.4	(831)	11.5	(9)

	€3,081	35.4%	€2,452	33.6%	€629

Selling expenses increased by €0.3 million to €1.5 million in 2012 from €1.2 million in 2011, while administrative expenses increased by €0.1 million to €0.8 million in 2012 from €0.7 million in 2011. As a percentage of revenues, selling expenses were 17.3% and 16.0% in 2012 and 2011, respectively, while administrative expenses were 8.7% and 9.2% in 2012 and 2011, respectively.

The increase in selling expenses in 2012 was primarily related to increased headcount needed to support the growth of our business. Furthermore, we experienced higher costs related to our distributors and attended more global exhibitions, which increased travel expenses significantly. As a result, our selling expenses increased at a faster rate than our revenues.

As our business grew in 2012, we continued to invest in research and development. Our research and development expenses amounted to 18.1% of our revenues in 2012, reflecting a 20.0% increase in our research and development expenses compared to 2011. A key element of our strategy is research and development, which includes the development of new material sets and enhancements to our 3D printers.

Operating Profit

Operating profit and operating profit as a percentage of total revenues in 2012 and 2011 were as follows:

	Year Ended December 31,
	2012		2011
	(€ in thousands)	Percentage of revenues	(€ in thousands)	Percentage of revenues	Period-over- period change
Operating profit	€673	7.7%	€468	6.4%	€205

Operating profit increased by €0.2 million to €0.7 million in 2012 from € 0.5 million in 2011. As a percentage of total revenues, operating profit increased by 1.3 percentage points. We expect our profitability to improve as we continue to achieve economies of scale and can further leverage our fixed expenses.

Financial Result

Financial result was €0.3 million in 2012, a slight decrease from financial result of €0.4 million in 2011. The decrease was caused primarily by lower interest expenses.

Provision for Income Taxes

Income tax expense for 2012 was €0.1 million compared to €0.04 million in 2011, with the increase due to an increase in profit before income taxes.

Taxation of the Company in Germany

German stock corporations are subject to a Corporation Tax of 15%. A 5.5% solidarity surcharge is imposed on the Corporation Tax, resulting in an overall tax rate of 15.825%. In addition, German stock corporations are by virtue of their legal form subject to a municipal profit-related German Trade Tax. The Trade Tax is calculated on the basis of the taxable Corporation Tax income as shown in the annual statutory profit and loss accounts of the stock corporation which, however, is subject to certain particular Trade Tax add-backs and deductions. The effective Trade Tax rate applicable depends on the municipality in which the stock corporation maintains a permanent establishment and ranges between approximately 7% and 17%. German Corporation Tax and Trade Tax combined will result in an overall tax burden for German stock corporations of approximately 28% on average. The deduction for a taxable loss carry-forward for the fiscal year has a limit of €1,000,000; thereafter taxable income can only be offset by up to 60%. The loss carry-forward is reduced by the amount used and has an unlimited life. However, there are limitations on the use of loss carry-forwards upon a transfer of more than 25% of a stock corporation's shares or voting rights to a single purchaser, a related party or a group of purchasers within a specified time period.

Profit

In 2012 and in 2011, we had a profit of €0.2 million and €0.04 million, respectively.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

The following table sets forth certain statement of comprehensive income (loss) data both on an actual basis and as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2011		2010
	Amount	Percentage of revenues	Amount	Percentage of revenues	Period-over- period change 2011 vs. 2010
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Revenues	€7,257	100.0%	€4,764	100.0%	€2,493
Cost of sales	4,337	59.8	2,660	55.8	1,677

Gross profit	2,920	40.2	2,104	44.2	816
Selling expenses	1,160	16.0	1,028	21.5	132
Administrative expenses	670	9.2	606	12.7	64
Research and development expenses	1,313	18.1	1,073	22.5	240
Other operating expenses	140	1.9	81	1.7	59
Other operating (income)	(831)	11.5	(762)	15.9	69

Operating profit (loss)	468	6.4	78	1.6	390
Finance expense	389	5.4	359	7.5	30
Finance (income)	(5)	0.1	(8)	0.2	(3)

Financial result	384	5.3	351	7.4	33

Profit (loss) before income taxes	84	1.2	(273)	5.7	357
Income tax expenses (benefit)	41	0.6	(65)	1.3	106

Profit (loss)	€43	0.6%	€(208)	4.4%	€251

Summary

Our revenues increased by €2.5 million or 52.3% to €7.3 million in 2011 from €4.8 million in 2010. Revenues for 2011 increased primarily as a result of continued growth in our global distributor network and sales resulting from increasing market demand.

Our gross profit for 2011 increased by €0.8 million or 38.7% to €2.9 million from €2.1 million in 2010. Our higher gross profit for 2011 arose primarily from the sale of additional 3D printers. Our gross profit margin decreased 4.0 percentage points from 44.2% in 2010 to 40.2% in 2011, as we sold some test machines in 2011, which generally generate lower profit margins than our 3D printers.

For 2011, our operating profit was €0.5 million, compared to an operating profit of €0.1 million in 2010, an improvement of €0.4 million.

At December 31, 2011, our backlog was €1.7 million, compared to €0.1 million at December 31, 2010. As production and delivery of our printers is generally not characterized by long lead times, backlog is more dependent on the timing of customers' requested deliveries.

Revenues by Segment

The table below sets forth the change in revenue by segment from 2010 to 2011:

	Year Ended December 31, 2011	Year Ended December 31, 2010	Period-over- period change 2011 vs. 2010
		(€ in thousands)
Systems	€2,206	€1,036	€1,170
Services	5,051	3,728	1,323

Total Revenues	€7,257	€4,764	€2,493

Revenues from the Systems segment increased 113.0% in 2011. We sold six units in 2011, consisting of three 3D printers and three test machines, compared to one 3D printer sold in 2010.

Revenues from the Services segment increased by 35.0% in 2011 mainly because of the additional 3D printers we installed in our service center, as they provided us with increased production capacity. We believe that the increase in our Services segment resulted from the strengthening of the European economy.

Revenues by Geographic Region

The table below sets forth revenues by geographic region for 2011 compared to 2010:

	Year Ended December 31, 2011		Year Ended December 31, 2010
	Revenues	Percentage	Revenues	Percentage
	(€ in thousands)		(€ in thousands)
EMEA	€7,112	98.0%	€4,621	96.9%
Asia Pacific	73	1.1	48	1.1
Americas	72	0.9	95	2.0

Total	€7,257	100.0%	€4,764	100.0%

We generated the vast majority of our revenues in the EMEA region in 2011 and 2010. Revenues in the EMEA region were 98.0% and 96.9% of our revenues in 2011 and 2010, respectively.

Gross Profit and Gross Profit Margins

Total gross profit for 2011 increased by €0.8 million, reflecting higher sales in both our Systems and Services segment in 2011 compared to 2010. Our gross profit margin decreased 4.0 percentage points from 2010 and 2011, as a result of more employees and in general higher costs of sales.

The table below sets forth gross profit and gross profit margin for our Systems and Services segments.

	Year Ended December 31,
	2011		2010
	Amount	Gross margin as percentage of relevant segment revenue	Amount	Gross margin as percentage of relevant segment revenue	Period-over- period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Systems	€569	25.8%	€539	52.0%	€30
Services	2,351	46.5	1,565	42.0	786

Total	€2,920	40.2%	€2,104	44.2%	€816

Gross profit for our Systems segment was €0.5 million in 2010 and remained nearly unchanged at €0.6 million in 2011, while gross profit margin decreased to 25.8% in 2011 from 52.0% in 2010. This decrease in gross profit margin resulted primarily from higher purchase prices for parts and external services. In 2011, two refurbished 3D printers were sold. The margin on refurbished 3D printers is generally much lower than on new printers.

Gross profit of our Services segment increased by €0.8 million, with an increase in gross profit margin from 42.0% in 2010 to 46.5% in 2011. This was primarily due to higher volume in our service center.

Operating Expenses

As shown in the table below, total operating expenses increased by €0.4 million to €2.5 million for 2011 from €2.0 million for 2010, and decreased to 33.6% of revenues compared to 42.5% in 2010. This increase in expenses was due primarily to a €0.2 million increase in research and development expenses and a €0.1 million increase in selling expenses, which are discussed below.

	Year Ended December 31,
	2011		2010
	Amount	Percentage of Revenues	Amount	Percentage of Revenues	Period-over- period change
	(€ in thousands)		(€ in thousands)		(€ in thousands)
Operating expenses
Selling expenses	€1,160	16.0%	€1,028	21.5%	€132
Administrative expenses	670	9.2	606	12.7	64
Research and development expenses	1,313	18.1	1,073	22.5	240
Other operating expenses	140	1.9	81	1.7	59
Other operating (income)	(831)	11.5	(762)	15.9	69

Total	€2,452	33.6%	€2,026	42.5%	€426

Selling expenses increased by €0.1 million to €1.2 million in 2011 from €1.0 million in 2010, while administrative expenses increased by €0.1 million to €0.7 million in 2011 from €0.6 million in 2010. As a percentage of revenues, selling expenses were 16.0% and 21.5% in 2011 and 2010, respectively, while administrative expenses were 9.2% and 12.7% in 2011 and 2010, respectively.

The increase in selling expenses in 2011 was primarily due to higher sales and commission costs. The increase in administrative expenses in 2011 resulted primarily from measures taken to support the growth of our business.

As our business grew in 2011, we continued to invest in research and development. Our research and development expenses amounted to 18.1% of our revenues in 2011. In 2010, research and development expenses as a percentage of revenues was higher due to our lower revenues in that year.

Other operating income includes government grants and amortization of gains relating to sale and leaseback transactions.

Operating Profit

Operating profit and operating profit as a percentage of total revenues in 2011 and 2010, as well as the change in operating profit from year to year, were as follows:

	Year Ended December 31, 2011		Year Ended December 31, 2010
	(€ in thousands)	Percentage of revenues	(€ in thousands)	Percentage of revenues	Period-over- period change
Operating profit	€468	6.4%	€78	1.6%	€390

In 2011, we had operating profit of €0.5 million, compared to an operating profit of €0.1 million in 2010, an improvement of €0.4 million. As a percentage of total revenues, operating profit amounted to 6.4% in 2011 and 1.6% in 2010. The improvement in operating profit is mainly due to higher revenues as we leveraged our fixed expenses as we grew.

Financial Result

Financial result was €0.4 million in both 2011 and 2010. Finance expense includes leasing costs and interest expense for lines of credit.

Provision for Income Taxes

We recorded income tax expense of €0.04 million in 2011, compared to an income tax benefit of €0.1 million in 2010. The change from an income tax benefit in 2010 to income tax expense in 2011 was the result of having a profit in 2011, versus a loss in 2010. Furthermore we had an accumulated deferred tax asset of €0.3 million as of December 31, 2010.

Profit (Loss)

In 2011, we had a profit of €0.04 million, compared to a loss of €0.2 million in 2010.

Liquidity and Capital Resources

To date, we have operated our business with limited cash resources. To finance our growth strategy, we have used cash flow from operations, credit lines, research and development grants and sale and leaseback transactions.

In September 2009, we entered in a fixed rate loan agreement with LfA Foerderbank Bayern allowing us to invest up to €1.45 million in the development of a new printing technique and the creation of the VX1000 prototype machine. At December 31, 2012, this loan had a balance of €1.07 million.

To meet the demand for our Services business and to increase capacity, we installed in our service center a VX500 and a VX800 in 2010, as well as two additional VX800s in 2011 and 2012, all of which were financed by sale and leaseback transactions.

To finance the manufacturing of 3D printers, we have used credit lines, which are paid down when the 3D printers are sold to customers. As of December 31, 2012, we had cash and cash equivalents of €0.3 million and had €1.75 million of availability under several bank lines of credit to meet current working capital requirements.

We cannot provide certainty that our cash position and net cash provided by operating activities will be adequate to support the further growth of our business. We plan to utilize the proceeds of this offering to meet our capital needs, including the expansion of our service center capacity, the establishment of new service centers, research and development expenses, and sales and marketing expenses. We anticipate that we will have increased access to external funding sources as a public company, through equity financing or the incurrence of indebtedness; therefore, we believe that we will be able to raise additional capital or debt sufficient to support our operations. If we raise additional funds by issuing equity or convertible debt securities, the ownership percentages of existing shareholders would be reduced. In addition, the equity or debt securities that we may issue may have rights, preferences or privileges senior to those of our common stock.

Cash Flow

Our primary sources of cash were revenues and financing by (i) working capital lines and (ii) finance leases. Our primary uses of cash have traditionally been to finance our assets and our working capital.

A summary of cash flows from operating, investing and financing activities are shown in the following table:

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
		(€ in thousands)
Cash provided by operating activities	€436	€102	€325
Cash used in investing activities	(978)	(310)	(1,930)
Cash provided by financing activities	345	52	2,127

Increase (decrease) in cash and cash equivalents	€(197)	€(156)	€522

The decrease in cash and cash equivalents of €0.2 million, from €0.5 million at December 31, 2011 to €0.3 million at December 31, 2012, reflects investments in property, plant and equipment, partially offset by cash provided by operating and financing activities. These investments related to the move of the production site to the new premises in Friedberg, Germany and costs relating to the VX4000 we installed in our service center.

The period-over-period decrease in cash and cash equivalents of €0.2 million, from €0.7 million at December 31, 2010 to €0.5 million at December 31, 2011, was primarily driven by a €0.2 million investment in property, plant and equipment in 2011.

Operating Activities

Below is a reconciliation of net loss adjusted for non-cash items (including depreciation) and the effect of changes in assets and liabilities to determine net cash used for operating activities.

	Year Ended December 31,			Year Ended December 31,
			Period-over- period change			Period-over- period change
	2012	2011		2011	2010
	(€ in thousands)
Profit (loss) for the period	€212	€43	€169	€43	€(208)	€251
Depreciation	1,343	1,246	97	1,246	1,110	136
Non cash sale to customer in exchange for customer loans	(250)	0	(250)	0	(340)	340
Proceeds from customer loans	39	7	32	7	0	7
Changes in deferred income taxes	(45)	(33)	(12)	(33)	(97)	64
Loss on disposal of assets	0	0	0	0	10	(10)
Deferred income	(274)	(539)	265	(539)	(339)	(200)
Change in working capital
Trade and other receivables and current assets	131	(349)	480	(349)	181	(530)
Inventories	(851)	(864)	13	(864)	(177)	(687)
Trade payables	42	230	(188)	230	44	186
Other liabilities and provisions	128	365	(237)	365	106	259
Income tax payable	(39)	(4)	(35)	(4)	35	(39)
Net cash used for operating activities	€436	€102	€334	€102	€325	€(223)

Net cash provided by operating activities increased by €0.3 million to €0.4 million for the year ended December 31, 2012, compared to €0.1 million for the year ended December 31, 2011. This improvement was primarily due to the lower increase in working capital in 2012.

Net cash provided by operating activities decreased by €0.2 million to €0.1 million for the year ended December 31, 2011, compared to €0.3 million for the year ended December 31, 2010. This was primarily due to an increase in inventory, as production continued for machines ordered by customers for delivery in 2012.

Investing Activities

Investing activities consist primarily of setting up infrastructure, including equipment we install and use in our service center. In addition, we make cash deposits reported as financial assets. In 2010, we invested over €1.9 million for the move to our new production site in Friedberg, Germany, 3D printing equipment and leasehold improvements.

In 2011, only a minor amount was invested for property, plant and equipment during the normal course of business, as most needed investments were made in 2010. In 2012, more than €0.6 million were invested in the VX1000 prototype.

Financing Activities

Financing activities consist principally of borrowings and payments on our outstanding debt and proceeds from sale and leaseback transactions.

Net cash of €0.3 million was provided by financing activities in 2012 compared to €0.1 million in 2011. The increase reflects funds received from sale and leaseback transactions.

Net cash of €0.1 million was provided by financing activities in 2011 compared to €2.1 million in 2010. The majority of the cash received in 2010 came from a governmental loan agreement covering costs for a research and development project resulting in the VX1000 prototype.

Financing Agreements

As of December 31, 2012, we had several lines of credit with four German banks in a total amount of up to €1.75 million. Of this amount, €1.0 million is available as working capital. Interest rates across the four credit lines varied from 3.61% to 6.5% as of December 31, 2012. Additional cash borrowings in excess of the €1.0 million can be used for additional bank transactions (e.g., bank guarantees, leasing and letters of credit). The interest rates for the additional cash borrowings varied from 4.75% to 11.00% as of December 31, 2012 across the four banks. There are commitment fees of 0.25% and 0.30% associated with the unused portion of two of our lines of credit. There were no outstanding borrowings on the agreement as of December 31, 2012.

As of December 31, 2012, loans in the amount of up to €2.65 million were available to us, compared to €1.45 million as of December 31, 2011.

Contractual Commitments

Future contractual payments as of December 31, 2012 consist of long-term debt, operating leases and finance leases, which are discussed in greater detail below.

	December 31, 2012
	(€ in thousands)
	Total	Less than a year	1-3 years	3-5 years	More than 5 years
Bank overdrafts, lines of credit and long-term debt	€3,311	€1,129	€1,398	€625	€159
Leases:
Operating	1,590	356	617	617	0
Finance	3,183	1,237	973	973	0

	€8,084	€2,722	€2,987	€2,215	€159

Leases

  Operating

We lease various manufacturing facilities, office and warehouse spaces, equipment and vehicles under operating leases. We expect leases that expire to be renewed or replaced by leases on other properties. Rental expense amounted to €0.4 million, €0.4 million and €0.3 million in 2012, 2011 and 2010, respectively.

  Finance

Our finance leases are mainly related to production machinery. We entered into sale and leaseback transactions to finance 13 3D printers that we manufactured and installed in our service center.

Off-Balance Sheet Arrangements

We are not a party to any off-balance sheet arrangements other than an interest rate swap agreement. See Note 10 to the financial statements of Voxeljet Technology GmbH included elsewhere in this prospectus.

Impact of Inflation

Our statement of comprehensive income (loss) and statement of financial position are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on our statement of comprehensive income (loss) and statement of financial position have been immaterial.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from fluctuations in interest rates and foreign currency exchange rates which may adversely affect our results of operations and financial condition. We seek to minimize these risks through regular operating and financing activities and, when we consider it to be appropriate, through the use of derivative financial instruments. We do not purchase, hold or sell derivative financial instruments for trading or speculative purposes.

Interest rates

Our exposure to market risk for changes in interest rates relates primarily to loans that have variable interest rates. A hypothetical interest rate change of 1.0%, or 100 basis points, on these loans would result in an increase in our annual finance expense of less than €1,000. We entered into an interest rate swap agreement to hedge the interest rate risk associated with variable rate debt. The interest rate swap is recognized at fair value in "Financial liabilities" in the statement of financial position.

Foreign exchange rates

We transact business globally and are subject to risks associated with fluctuating foreign exchange rates. The geographic areas outside of the EMEA region to which we sell are generally not considered to be highly inflationary. In 2012, 2011 and 2010, 15.0%, 2.0% and 3.1% of our revenues, respectively, were derived from sales outside of the EMEA region. Receivables denominated in a foreign currency are initially recorded at the exchange rate at the transaction date and subsequently remeasured in Euro based on period end exchange rates. Transaction gains and losses that arise from exchange rate fluctuations are charged to income.

BUSINESS

Our Company

We are a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. Our 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. We offer our customers the highest volumetric output rate in the industry due to the combination of our large build boxes and print speeds. We provide our 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets.

We offer six different 3D printer platforms with build boxes that range from 300 × 200 × 150 millimeters to 4,000 × 2,000 × 1,000 millimeters, with various print speeds, which produce volumetric output rates ranging from 0.7 liters per hour to 123.0 liters per hour. All of our platforms support our principal material sets, which include sand and plastics, along with their respective proprietary chemical binding agents. We develop our material sets according to the needs of our industrial and commercial customers, and we are currently in varying stages of developing new material sets, including shell molding and chromite sands, PMMA-based plastics, ceramics, silicon carbide, tungsten carbide, wood powder and cement.

We believe that our recent innovations in 3D printers will continue to increase customer adoption of our additive manufacturing technology in industrial and commercial applications. Recent key innovations include:

    •
    The VX4000 system, which offers a build box of 4,000 × 2,000 × 1,000 millimeters, representing a volume that is more than six times the volume of the next largest commercially available 3D printer. The VX4000 prints at a speed of 75 seconds per layer, yielding a volumetric output rate of 123.0 liters per hour, the highest in the industry. This printer enables the user to print cost-effectively either a single, large-scale part or large quantities of customized smaller parts in a single batch.

    •
    The VXC800, which we believe is the only continuous build 3D printer currently on the market, has a build envelope of 850 × 500 millimeters, with the third dimension being theoretically unlimited. Unlike other additive manufacturing systems, the VXC800 utilizes a conveyer platform which permits the manufacturing of products that are not constrained by the length of a build box. We believe this process, enabled by our proprietary design, creates new opportunities in the direct digital manufacturing of parts, as this 3D printer can be integrated into our customers' workflows in a manner that allows for uninterrupted production.

Our business is divided into two principal segments: Systems and Services.

In our Systems segment, we focus on the sale, production and development of 3D printers. In addition, we sell refurbished 3D printers which were produced for and used in our Services segment. We also provide consumables, including particulate materials and proprietary chemical binding agents, maintenance contracts and spare parts to our customers.

In our Services segment, we print on-demand parts for our customers. At our service center, which we believe is one of the largest additive manufacturing service centers in Europe, we create parts, molds, cores and models based on designs produced using 3D computer-aided design, or CAD, software.

Our legal predecessor was founded in 1999 as Generis GmbH. We sold our first 3D printer in 2002 and commenced our on-demand parts services business in 2003. As of June 30, 2013, we had an installed base of 52 printers worldwide, and we operated one service center with approximately 16,000 square feet of production space.

Our revenues have grown to €8.7 million in 2012 from €4.8 million in 2010, representing a 35% compound annual growth rate.

Our Industry

Additive manufacturing, which is often referred to as 3D printing, is a process in which 3D printers produce parts designed with CAD software through the successive addition of thin layers of material until a three-dimensional shape is created. Additive manufacturing has traditionally been used for prototyping and concept modeling, but is now also increasingly being used in tooling, casting and direct part production. Many industrial and commercial customers have realized cost and time savings through the incorporation of additive manufacturing into their existing workflows, either complementing or replacing traditional manufacturing methods. Additive manufacturing processes do not require tooling, an integral part of traditional manufacturing, which allows for quicker turnaround times and minimal setup costs relative to traditional manufacturing. As additive manufacturing technologies continue to improve, particularly with respect to print speed and materials, we believe the addressable market for 3D printing solutions will continue to expand.

We believe that additive manufacturing provides several advantages over traditional design and manufacturing processes, including:

    •
    Elimination of Design Constraints.  3D printers provide users with the flexibility to manufacture parts that would not be possible or economically feasible to produce using traditional manufacturing. Traditional manufacturing processes often limit product designs as a result of how parts are created through subtractive manufacturing, which requires the removal of material from a solid object. Additive manufacturing allows for the design of parts without these design-to-manufacture constraints.

    •
    Reduced Cost of Complexity.  Additive manufacturing technology enables users to produce complex parts at little or no incremental cost versus simple parts because 3D printers build three-dimensional shapes via the successive addition of thin layers of material, as opposed to the removal of material by drilling, milling or grinding.

    •
    Mass Customization.  Because 3D printers do not require tooling or significant setup costs, users are able to produce customized parts in a cost-effective manner. Large format, industrial additive manufacturing technology expands the opportunity for higher volume, customized part production.

    •
    Reduced Time to Market.  3D printers reduce the time between part design, development, testing and final part production. Additive manufacturing enables digital designs to be printed, tested and evaluated, and then modified quickly. Once the design is finalized, parts can immediately be produced without additional setup or tooling costs.

    •
    Cost Effective Short Run Production.  The upfront setup costs required in traditional manufacturing are not required when using additive manufacturing technologies. Therefore, additive manufacturing represents an attractive alternative to traditional manufacturing when the production of a limited quantity of parts is needed.

There are a number of available additive manufacturing technologies, including powder binding, inkjet, fused deposition modeling, stereolithography and selective laser sintering. The technologies differ on the basis of accuracy, surface quality, variety and properties of consumables, capacity, speed, color variety, transparency and the ability to print multiple materials, among other factors. Our 3D printers employ a powder binding technology to produce parts using various material sets. Powder binding is a process in which layers of powder are bonded by a liquid agent that is deposited through a printhead. This process has the fastest build speeds and the lowest materials cost relative to other additive manufacturing technologies.

The worldwide market for additive manufacturing products and services has grown from $1.3 billion in 2010 to $2.2 billion in 2012, representing a 29% compound annual growth rate, according to the Wohlers Report 2013. The Wohlers Report 2013 projects the worldwide additive manufacturing products and services market to reach approximately $6.0 billion by 2017 and $10.8 billion by 2021, representing 2012-2017 and 2012-2021 compound annual growth rates of 22% and 19%, respectively. Much of the recent growth has been driven by the demand for production parts.

We believe that our addressable market is larger than the worldwide market for additive manufacturing products detailed in the Wohlers Report 2013. For example, the global market for machine tools totaled $93.2 billion in 2012, according to the 2013 World Machine Tool Output & Consumption Survey. In addition, according to the American Foundry Society, the U.S. market for metal castings was $32.4 billion in 2012. We believe these markets represent significant short and long-term revenue opportunities due to the advantages offered by our technology and the early adoption of additive manufacturing technologies in these markets.

Our Competitive Strengths

We believe that our competitive strengths include:

Build box size.    The size of the build box is important to many industrial and commercial customers, who may want to produce either large-scale industrial parts or large quantities of discrete parts in one batch. We currently offer six 3D printer platforms with varying build box sizes, ranging from 300 × 200 × 150 millimeters to 4,000 × 2,000 × 1,000 millimeters. Among our systems, the VX4000 system offers a build box of 4,000 × 2,000 × 1,000 millimeters, representing a volume that is more than six times the volume of the next largest commercially available 3D printer.

Volumetric output rate.    Due to our build box sizes and print speeds, we believe that our 3D printers provide among the highest output efficiency, as measured by the rate of volume output per hour, relative to competing additive manufacturing technologies. For example, our VX4000 machine features a volumetric output rate of 123.0 liters per hour, which we believe is the highest in the industry. Our industry leading volumetric output rates enable us to produce parts meeting the specifications of our customers at a cost and speed that is attractive relative to traditional manufacturing alternatives, which effectively expands our addressable market.

Material sets.    Our 3D printers currently utilize various material sets, which include the combination of a particulate material, including sand or plastic, and our proprietary chemical binding agents. We believe that our material sets and technology can more readily address industrial and commercial applications than other additive manufacturing technologies because our materials meet or exceed the desired performance characteristics for a wide range of industrial and commercial applications or are already commonly used in traditional manufacturing processes. To meet our customer requirements, we are in varying stages of development of new material sets which include:

    •
    shell molding and chromite sands;

    •
    additional PMMA-based plastics;

    •
    ceramics;

    •
    silicon carbide;

    •
    tungsten carbide;

    •
    wood powder; and

    •
    cement.

Track record of innovation.    Our technology portfolio reflects our continued investments in a range of disciplines, including physics, chemistry, mechanical and electrical engineering and software development. We believe that we have a strong base of technology know-how, backed by our portfolio of intellectual property featuring patents and trade secrets covering processes, materials and equipment. As of June 30, 2013, we owned or co-owned 20 issued U.S. patents and 13 pending U.S. patent applications. In addition, we own or co-own patent rights in Europe, Asia and Canada. In total, our patent portfolio consists of over 170 U.S. and international patents and patent applications. We also exchange information between our Services and our Systems segments to ensure that our development efforts are aligned with our customers' needs. We believe that we have a culture of innovation, and we expect to continue to enhance our solutions both to drive further market adoption of 3D printing and to broaden our market reach.

Deep customer relationships.    We are an early entrant in the market for additive manufacturing industrial part production, and we are one of the few providers of additive manufacturing solutions to commercial and industrial customers within the foundry, automotive, heavy equipment, power fluid handling and aerospace industries. We have a reputation for providing high-quality systems and services in the marketplace and have longstanding relationships with leading multinational customers, including Daimler AG, BMW AG, Ford Motor Company, Hyundai Motor Company, Liebherr Group, Volkswagen AG and Porsche AG, as well as with other key users of additive manufacturing in the film and entertainment industry, such as Propshop Modelmakers Ltd., and technical universities, such as the University of Rostock, the Technical University of Munich and the Vaal University of Technology. These relationships provide us with significant insights into our customers' needs and help us to direct our research and development efforts.

Extensive global distributor network.    In addition to our direct sales force, we have built an extensive global network of over 25 distributors in Europe, the Americas, the Middle East, Africa, Asia and Australia. We will continue to invest in expanding our distribution footprint to further penetrate our existing markets and to reach attractive new geographies. We currently print parts on demand for our customers from our service center in Europe, and we plan to expand our services footprint to include service centers in North America and Asia that are in closer proximity to our distributors and end customers.

Our Business Strategies

The principal elements of our growth strategy include:

Enable adoption of our additive manufacturing technology.    Our business model facilitates the adoption of our additive manufacturing technology by providing customers the ability to utilize our technology, either through our on-demand parts services or through the purchase of our 3D printers. Our customer relationships typically begin with the customer's purchase of parts, which we print in our on-demand parts service center. As our parts customers embrace additive manufacturing and our technology, they typically either increase the volume of their on-demand parts orders or purchase one of our 3D printers, or both depending on their needs.

Expand capacity via the development of high volume service centers in key geographic locations.    Our on-demand parts services play an integral role in the sale of our 3D printers, as a majority of our 3D printer sales have been generated from customers of our on-demand parts business. We believe that the establishment of large-scale service centers will allow us to take advantage of significant economies of scale and will maximize our return on investment in our on-demand parts business. We are in the process of expanding our existing European service center from approximately 16,000 square feet to over 40,000 square feet of production space and, with a portion of the proceeds from this offering, we plan to establish new service centers in North America and Asia.

Invest in research and development.    We seek to identify ways we can apply our technology and expertise to meet a wider range of customer needs for both 3D printers and services. We have successfully introduced six printer platforms since 2007, including the VXC800 in 2012, which we believe is the only continuous build 3D printer currently on the market, and the VX4000, which offers the largest commercially available 3D printer build box. We continuously work with our customers to develop new material sets that will facilitate the adoption of our technology. In 2012, 2011 and 2010, we spent 18%, 18% and 23% of our revenues, respectively, on research and development investment.

Expand our sales and marketing presence.    We plan to increase our market awareness by adding distributors and increasing marketing efforts in order to increase sales of 3D printers and on-demand parts. We plan to expand our direct sales force and our network of over 25 distributors throughout Europe, the Americas, the Middle East, Africa, Asia and Australia. We currently market our brand and our services at industry conferences, trade shows, and across various forms of digital and traditional media, and we will increasingly expand our marketing efforts in North America and Asia in conjunction with our geographic expansion to those regions.

Further penetrate our targeted industry verticals.    We continue to actively pursue opportunities in our targeted verticals, which utilize larger scale parts that require customization, complexity and short lead times. We believe our planned service center expansions, our continued investment in research and development and expanded sales and marketing capabilities will help us further penetrate these verticals. We serve our targeted industry verticals both directly and indirectly through foundries and service bureaus. Our targeted industry verticals include:

    •
    automotive;

    •
    aerospace;

    •
    film and entertainment;

    •
    art;

    •
    architecture;

    •
    engineering;

    •
    packaging;

    •
    education;

    •
    medical; and

    •
    consumer products.

Our Additive Manufacturing Technology

Our printers build or print parts from digital designs produced using 3D CAD software by successively depositing thin layers of particulate materials. A printhead passes over each layer and deposits our proprietary chemical binding agent in the selected areas where the finished product will be created.

The following is a graphical depiction illustrating our manufacturing process:

Our 3D Printers

We currently produce six 3D printer platforms that match the needs of our industrial and commercial customers. Our 3D printers consist of a build box that includes a machine platform and a controller. Our 3D printers differ based on build box size and print speeds, but all utilize our technology and can support each of our existing material sets and each of our material sets. As of June 30, 2013, we had an installed base of 52 printers worldwide, which includes (i) printers in our service center in Europe and (ii) printers which are no longer commercially available, but which we believe our customers continue to use.

The following table is a comparison of our six 3D printer platforms:

Platform	VX4000	VX2000	VX1000
Build Box (millimeters)	4,000 × 2,000 × 1,000	2,000 × 1,000 × 1,000	1,060 × 600 × 500
External Dimensions (millimeters)	19,500 × 3,800 × 7,000	4,900 × 2,600 × 2,300	2,400 × 2,800 × 2,000
Print Resolution (dots per inch)	600	600	600
Layer Thickness (micrometers)	120 – 300	100 – 400	100 – 300
Volumetric Output Rate (liters per hour)	123	45	23
List Price*	€1,600,000	€995,000 – €1,100,000	€740,000 – €785,000
Date of Introduction	2011	Q4 2013 est.	2011

Platform	VXC800	VX500	VX200
Build Box/Envelope** (millimeters)	850 × 500 ×	500 × 400 × 300	300 × 200 × 150
External Dimensions (millimeters)	4,000 × 2,800 × 2,200	1,800 × 1,800 × 1,700	1,700 × 900 × 1,500
Print Resolution (dots per inch)	600	600	300
Layer Thickness (micrometers)	300	80 – 150	150
Volumetric Output Rate (liters per hour)	18	3	0.7
List Price*	€600,000	€350,000 – €370,000	€125,000
Date of Introduction	2012	2007	2012

*
Prices depend on system configuration and materials and are subject to change.
**
Build envelope relates to VXC800 only. The third dimension of the VXC800 is theoretically unlimited.

Materials

Our principal material sets are comprised of sand and plastic particulate materials and their respective proprietary chemical binding agents. We believe our current material sets are well suited for our commercial and industrial customers because these materials either (i) are commonly used in their existing manufacturing processes or (ii) match or exceed desired performance characteristics of existing materials being utilized in their manufacturing processes. Our sand material set offerings include four types of sands: (i) silica, (ii) kerphalite, (iii) zirconium oxide and (iv) chromite, with furane (used in our Services segment only), inorganic, croning and phenol resins as the corresponding proprietary chemical binding agents. Our plastics material set offering is based on Poly(methyl methacrylate), or PMMA, and Polypor A, B and C as the proprietary chemical binding agents.

We are currently in varying stages of development of new material sets which include the following particulate materials:

    •
    shell molding and chromite sands;

    •
    additional PMMA-based plastics;

    •
    ceramics;

    •
    silicon carbide;

    •
    tungsten carbide;

    •
    wood powder; and

    •
    cement.

On-demand Parts Services

We print parts on-demand for our customers using our 3D printers, material sets and in-house finishing capabilities. At our service center, which, with approximately 16,000 square feet of production space, we believe is one of the largest additive manufacturing service centers in Europe, we create parts, molds, cores and models for a variety of industrial and commercial customers based on designs produced using 3D CAD software. We receive orders directly from customers and indirectly through our distributors.

We help our customers move from the design stage to the production stage by assisting them in evaluating the optimal design and material sets for their production needs. After printing parts, we employ a thorough cleaning, finishing, quality control review and packaging and shipping process to ensure the customer receives high-quality and immediately-usable parts. Based on our capacity utilization, the lead time required for us to print a part for a customer ranges from three to 21 days and is typically five business days. Due to the size of our printers' build boxes, specifically the VX4000 printer that we currently utilize in our service center, we are able to print more parts simultaneously on one printer than anyone else in the industry, resulting in cost-effective and quick turnaround times for our customers' print jobs and increased revenue and profitability for us.

Our technicians also train customers on operating, maintaining and troubleshooting our 3D printers through hands-on experience at our service center. Additionally, our technicians provide field support to our customers as needed.

We are in the process of expanding our existing service center to approximately 40,000 square feet of production space, which we anticipate will be completed in the fourth quarter of 2013. With a portion of the proceeds from this offering, we plan to establish new on-demand parts service centers in North America and Asia.

Our Customers

We are an early entrant in the market for industrial part production utilizing additive manufacturing and are one of the few providers of additive manufacturing solutions to industrial customers, including the foundry, automotive, heavy equipment, power fluid handling and aerospace industries. We have a reputation for providing high-quality systems and services in the marketplace with longstanding relationships with leading multinational customers, including Daimler AG, BMW AG, Ford Motor Company, Hyundai Motor Company, Liebherr Group, Volkswagen AG and Porsche AG, as well as with other key users of additive manufacturing in the film and entertainment industry, such as Propshop Modelmakers Ltd., and technical universities such as the University of Rostock, the Technical University of Munich and the Vaal University of Technology. Purchasers of our printers also include original equipment manufacturers, government agencies and independent service bureaus that provide rapid prototyping and manufacturing services to their customers. As our customers integrate additive manufacturing into their production processes, they typically continue to utilize our on-demand parts service center for a variety of reasons, including for incremental capacity and for parts printed from different material sets.

We conduct a significant portion of our business with a limited number of customers. Our top five customers represented 27%, 31% and 34% of total revenues for the years ended December 31, 2012, 2011 and 2010, respectively, though no single customer accounted for more than 10% of our revenues in the year ended December 31, 2012. These customers primarily purchased 3D printers. Sales of on-demand parts and consumables tend to be from repeat customers that may utilize the capability of our on-demand parts service center for one month or longer. Sales of 3D printers are low volume and generate significant revenues but the same customers do not necessarily buy printers in each period. Timing of customer purchases is dependent on the customer's capital budgeting cycle, which may vary from period to period. The nature of the revenues from 3D printers does not leave us dependent upon a single or a limited number of customers. Rather, the timing of the sales can have a material effect on our period to period financial results.

Selected Applications of Our Technology

The following examples depict objects that have been created using our 3D printers:

Sand Parts:

Designer chair	Art	Sand mold for production of gear unit in Imperia GP Roadster car

Racing intake manifold	Pump housing	Francis impeller

Plastic Parts:

Aston Martin DB5 car model for the James Bond film "Skyfall"	Designer lamp	Architectural model

Automotive 2-stroke-engine	Art with complex geometry	Formula 1 racing gearbox

Sales and Marketing

We sell our 3D printers and related consumables both through our direct sales force and through our network of more than 25 distributors globally. Our sales organization, including our dedicated sales, service and application engineers, is responsible for worldwide sales of our 3D printers and on-demand parts services, as well as for the management and coordination of our growing distributor network. Our direct sales force focuses primarily on customers in Europe, while our distributors are responsible for sales in other areas of the world where we do not operate directly. We have entered into partnership agreements with each of our distributors, which grant the distributor the right to market our products in a specified territory on either an exclusive or non-exclusive basis, depending on the distributor. Certain of these distributors also provide maintenance services to customers in their specified territories. Our application engineers provide professional services through pre-sales support and assist existing customers so that they can take advantage of our latest consumables and techniques to improve part quality and machine productivity. This group also leverages our customer contacts to help identify new application opportunities that utilize our proprietary processes. As of June 30, 2013, our worldwide sales staff for systems and parts consisted of 18 employees.

Educating our customers and raising awareness in our target markets about the many uses and benefits of our 3D printing technology is an important part of our sales process. We believe that customers who experience the efficiency gains, decreased lead times, increased design flexibility and reduced costs of 3D printing as compared to subtractive manufacturing are more likely to purchase our 3D printers and utilize our on-demand parts services. We encourage potential purchasers of our 3D printers to first utilize our on-demand parts services so that they can experience firsthand the benefits of our 3D printing technology. We currently market our brand and our services at industry conferences, trade shows, and across various forms of digital and traditional media and plan to increasingly expand our marketing efforts in North America and Asia in conjunction with our geographic expansion to those regions.

Services and Warranty

Our fully-trained service technicians perform installations of our 3D printers. For the first year following the purchase of one of our 3D printers, we provide complimentary service and support under a warranty agreement. We also offer service contracts under which our customers can purchase maintenance and services beyond the one-year term of the warranty agreement. These service contracts contain varying degrees of support services and are priced accordingly. Finally, we sell spare parts which we maintain in stock to assist in providing service expeditiously to our customers. Historically, we have not experienced a high level of warranty claims.

Manufacturing and Suppliers

  Manufacturing

We assemble our 3D printers at our facility in Friedberg, Germany using components sourced from distributors of standard electrical or mechanical parts, as well as from manufacturers which design custom parts tailored to the proprietary designs of our machines. We periodically review the quality and performance of our distributors and manufacturers. Upon completion of the assembly of our 3D printers, we perform tests to ensure that the printer is functioning properly before the system is shipped and again after the system is installed at the customer's site.

To provide customers with assurance regarding the quality and consistency of our systems, we obtained ISO 9001: 2008 certification for our facilities in 2010. ISO 9001: 2008 provides a structure for a quality management system that strives for customer satisfaction, consistent quality and efficiency. In addition, there are internal benefits such as improved customer satisfaction, interdepartmental communications, work processes and customer-and-supplier partnerships. The ISO 9000 family of standards relates to quality management systems and is designed to help organizations ensure that they meet the needs of customers and other stakeholders.

  Inventory and Suppliers

We maintain an inventory of certain parts to facilitate the timely assembly of products required by our production plan. While most components are available from multiple suppliers, certain components used in our 3D printers are only available from limited sources. We consider our limited-source suppliers, including the suppliers of our printheads, to be reliable; however, the loss of one of these suppliers could result in a delay in our operations. This type of delay could require us to find and re-qualify components supplied by one or more new vendors. Although we consider our relationships with our suppliers to be good, we continue to develop risk management plans for these critical suppliers.

Research and Development

We have an ongoing research and development program to develop new 3D printers and material sets and to improve and expand the capabilities of our existing 3D printers and related material sets. As of June 30, 2013, we had approximately 50 active research and development projects in various stages of completion. Our development efforts are augmented by development arrangements with research institutions, customers, suppliers of material and hardware and others. As of June 30, 2013, we had 24 employees working in our research and development department.

In addition to our internally-developed technology platforms, we have licensed the rights to intellectual property developed by third parties through licensing agreements that may obligate us to pay a license fee or royalty, typically based upon a dollar amount per unit or a percentage of the revenues generated by such products. The amount of such royalties was not material to our results of operations or financial position for the year ended December 31, 2012.

Our research and development expenses were €1.6 million, €1.3 million and €1.1 million for the years ended December 31, 2012, 2011 and 2010, respectively.

A significant portion of our research and development expenditures have been focused upon developing proprietary systems, processes and material, including:

    •
    the qualification of new print materials, including shell molding and chromite sands, PMMA-based plastics, ceramics, silicon carbide, tungsten carbide, wood powder and cement;

    •
    the development of new or enhanced proprietary chemical binding agents;

    •
    the development of new or enhanced binding mechanisms;

    •
    the mechanics of spreading powders in a build box;

    •
    the transfer of digital data through a series of software links to drive a printhead; and

    •
    synchronizing all of the above to print ever-increasing volumes of material per unit time.

We also regularly apply for research and development grants and subsidies under European and German grant rules for small and medium enterprises. The majority of these grants and subsidies are non-refundable. We have received grants and subsidies from different authorities, including the German Federal Ministry of Economics and Technology (Bundesministerium für Wirtschaft und Technologie), the Bavarian Research Foundation (Bayerische Forschungsstiftung) and the German Federal Foundation Environment (Deutsche Bundesstiftung Umwelt).

We expect to continue to invest significantly in research and development in the future.

Intellectual Property

We consider our proprietary technology to be important to the development, manufacture, and sale of our products and seek to protect such technology through a combination of patents, trademarks, and trade secrets. We also have in place confidentiality agreements and other contractual arrangements with our employees, consultants, customers and others.

Patents.    As of June 30, 2013, we owned or co-owned 20 issued U.S. patents and 13 pending U.S. patent applications. In addition, we own or co-own patent rights in Europe, Asia and Canada. In total, our patent portfolio consists of over 170 U.S. and international patents and patent applications. Our currently issued patents will expire at different times in the future, with the earliest expiring in 2017 and the latest expiring in 2029. Our currently pending applications will generally remain in effect for 20 years from the date of the initial applications.

These patent assets are complemented by our marketing, business development and applications know-how and our ongoing research and development efforts. Nevertheless, there can be no assurance that our patents, licenses or other intellectual property rights will afford us a meaningful competitive advantage in the fast-paced and innovative field in which we operate.

Trade Secrets.    As is true in our industry generally, the development of our products, processes and materials has involved a considerable amount of experience, manufacturing and processing know-how and research and development techniques. We protect our proprietary processes and technologies with a blend of patent protection and trade secret protection. As part of our overall intellectual property strategy, we protect our non-patented proprietary knowledge as trade secrets through confidentiality controls and through the use of nondisclosure and confidentiality agreements.

Licenses.    We are a party to various licenses and other arrangements that allow us to practice and improve our technology under a range of patents, patent applications and other intellectual property, including license agreements with ExOne, Z Corp, and Bego Medical GmbH, or Bego, each described in more detail below.

In 2003, we entered into an agreement with Extrude Hone GmbH (now doing business as ExOne and parent company to Prometal RCT GmbH, the entity currently holding the transferred rights) related to patents and technologies using certain binders and sand-based casting methods. Under the terms of this agreement, we granted to ExOne exclusive rights to make and sell machines exploiting these technologies in return for a purchase by ExOne of a 40% ownership share in the relevant patents and an ongoing obligation to pay royalties to us. We also agreed to a corresponding 60%/40% split in revenues generated from any licenses granted by ExOne. Under this agreement, we are permitted to use machines and provide services relating to these technologies, but not to make or sell machines utilizing these technologies without ExOne's consent, although ExOne has an obligation to consent if the machines do not compete with products engineered, manufactured or sold by ExOne or its affiliates. If we intend to sell any of the intellectual property that is the subject of this agreement, we are required to notify ExOne thereof and ExOne would then have the option to acquire our ownership share of such intellectual property at fair market value within one month of such notice. Similarly, ExOne has a right of first refusal regarding the purchase of any developments and improvements we make to such intellectual property and a set of six patents (including one U.S. patent) related to wax technologies, as well as the right to negotiate to receive a license to such developments and improvements. We later signed an amendment with ExOne specifically allowing us to use the subject patents for our own 3D printers working with plastics. As a part of this agreement, we also agreed to pay a license fee that is based on the net sales price of covered plastic printing machines. The obligation of both parties to pay royalties under this agreement extends until the expiration of the last issued patent included in the list of transferred patent assets.

While our rights are restricted regarding use of certain binders and sand-based casting methods in 3D printers under our agreements with ExOne, we believe these restrictions will not materially impact the growth of our business, as we have developed processes which do not rely upon the subject patent portfolio and associated agreements.

In 2004, we entered into a non-exclusive license and sublicense agreement with Z Corp, which allows us to make, use and sell 3D printing equipment for the fabrication of plastic parts utilizing organic powder binders under certain Z Corp and MIT patents. In return for these rights, we agreed to pay an initial license fee and ongoing tiered royalties at a royalty rate in the mid-single digits. We later amended this agreement, expanding our permitted use of the licensed powder-binder technology to include inorganic powder, ceramics, and concrete printing in a process that does not require post-processing other than oven baking parts or liquid infiltration, but restricting us to monochromatic color configurations. The agreement extends until the expiration of the licensed patents; we can terminate the agreement with six months prior written notice, and Z Corp can terminate the agreement if we fail to make payments or otherwise commit a material breach that we fail to cure. In the event of a change in our control, which includes any transaction that involves the transfer of more than 50% of the voting power of our securities to a person or persons different from the persons who held those securities immediately prior to such transaction, Z Corp has the right to terminate the agreement by written notice to us, but has agreed to consider our interests as well as its own before terminating the agreement.

In 2012, we entered into a cross-licensing agreement with Bego pursuant to which each party granted to the other certain exclusive rights regarding each parties' patents and applications directed to continuous additive manufacturing. We granted to Bego an exclusive license to market patent-covered products in the field of laser-sintering and other related technologies, while Bego granted to us an exclusive license to market patent-covered products in the field of powder-binder technology. We also agreed to pay to Bego a royalty in the low single digits and to pay a participation fee to Bego in the event that we grant any sublicenses to the technology (which, to date, we have not done). This agreement automatically terminates upon the expiration of the last patent subject to the agreement.

Trademarks.    We have secured the Voxeljet trademark in Europe.

Competition

Our principal competitors consist of other developers of 3D printing systems and providers of 3D printing services. These companies use a variety of additive manufacturing technologies, including:

    •
    fused deposition modeling;

    •
    powder binding;

    •
    inkjet;

    •
    selective laser sintering; and

    •
    stereolithography.

Some of the companies that have developed and use one or more additive manufacturing technologies to compete with us include: ExOne, 3D Systems Corporation, Stratasys Ltd. and EOS GmbH.

These technologies, which compete for market share in the additive manufacturing industry, possess various competitive advantages and disadvantages relative to one another within key categories, including resolution, accuracy, surface quality, variety and properties of the materials they use and produce, capacity, speed, color, transparency and the ability to print multiple materials. Due to these multiple categories, we believe end-users usually make technology purchasing decisions based on the characteristics that they value most for a particular application. The competitive environment that has developed is therefore intense and dynamic, as market players often position their technologies to capture multiple vertical markets.

Despite the challenging competitive landscape, we believe that we have several competitive advantages, including the size of our build platforms, our printing speeds, the volumetric output rate of our 3D printers and the variety of qualified material sets that we offer to commercial and industrial customers.

We also compete with established subtractive manufacturers in the industrial products market. However, we believe that we are well positioned to expand our share of the industrial products market as additive manufacturing gains recognition and increases its cost-effectiveness. As our technologies improve and our unit cost of production decreases, we expect to be able to better compete with subtractive manufacturing on a wide range of products, thereby expanding our addressable market.

Seasonality

Historically, our results of operations have been subject to seasonal factors. Purchases of our 3D printers often follow a seasonal pattern owing to the capital budgeting cycles of our customers. Generally, 3D printer sales are higher in our second and fourth fiscal quarters than in our first and third fiscal quarters. Sales in our Services segment generally are not affected by seasonality. See "Risk

Factors — Risks Related to Our Business and Industry — Our revenues and operating results may fluctuate."

Backlog

Our total backlog of 3D printer orders at June 30, 2013 was €3.6 million. Our backlog, which is currently six 3D printers, consists of 3D printers for which a customer has signed a purchase contract, but which we have not shipped yet. We estimate that all of our backlog will ship within the next 12 months.

Employees

As of June 30, 2013, we had a total of 87 employees, including trainees and temporary staff. Almost all of our current employees are located in Germany, paid in euros and subject to German labor law.

None of our employees is a member of a labor union or is a party to a collective bargaining agreement. We consider our employee relations to be good and have never experienced a work stoppage.

Properties

Our corporate headquarters and on-demand parts service center are located in Friedberg, Germany, where we currently lease or sublease production hall spaces of approximately 33,150 square feet, office spaces of approximately 10,950 square feet and storage spaces of approximately 3,800 square feet. In October 2012, we renewed and extended our lease agreement regarding these premises. The renewed lease agreement covers additional spaces consisting of a new production hall and a new office building, both of which are currently being constructed by the landlord. After we move into these additional spaces, our lease will cover production hall spaces of approximately 60,050 square feet, office spaces of approximately 21,635 square feet and storage spaces of approximately 6,380 square feet. Our modified lease agreement expires on September 30, 2028, subject to an option to extend. The aggregate annual lease and sublease payments for our facilities in 2012 were €0.3 million. In addition, we plan to use a portion of the proceeds from this offering to establish new on-demand parts service centers in North America and Asia. We believe that our existing facilities, together with our new facilities under construction, are adequate for our current and foreseeable requirements.

We do not currently own any real property.

Regulatory/Environmental Matters

We are subject to environmental, health and safety regulations in Germany, as well as in the countries where our products and materials are used or sold.

Germany

  Legal Requirements for Manufacturing Sites

Emissions Control Law.    We currently do not require any permits granted under the Federal Emissions Control Act (Bundes-Immissionsschutzgesetz, or BImSchG). However, we currently use resins (Harze) to create models for customers. A building permit that was granted to us in June 2010 by the city of Friedberg permitted us to use the building in a different manner and reconstruct one of our production sites for the usage of several resins. The building permit was granted under the condition (Auflage) that the amount of resins processed by us does not exceed 10 kilograms per hour. If we process more resin in the future, we will need to obtain a permit under BImSchG. Facilities that are subject to BImSchG are required to comply with the current state of the art (Stand der Technik) in emissions reduction and safety technology. It is therefore possible that we will need to periodically upgrade our facilities that are subject to BImSchG requirements in the future in order to comply with evolving technical standards.

Production, Possession and Handling of Waste and Dangerous Goods.    Our business activities result in the generation, possession and handling of waste, including hazardous waste. Under the German Act on Recycling (Kreislaufwirtschaftsgesetz, or KrWG), the generation, possession and handling of waste is subject to several obligations, depending, among other things, on the waste concerned. As the producer (Erzeuger) and owner (Besitzer) of waste, we are generally responsible for the proper handling of this waste.

Section 50 of the KrWG requires producers, owners, collectors and transporters of waste and disposal firms to verify to the competent authority proper disposal of hazardous waste (gefährliche Abfälle). Whether a certain substance qualifies as hazardous waste is determined according to the German Ordinance on the European Waste List (Verordnung über das Europäische Abfallverzeichnis).

We further comply with the International Maritime Dangerous Goods Code, which is accepted as an international guideline for the safe transportation or shipment of dangerous goods or hazardous materials by water.

We have entered into an agreement with a third party in Germany to serve as our external risk prevention officer (Gefahrgutbeauftragter). The risk prevention officer ensures that we comply with specific regulations and provisions when dangerous goods are shipped.

  Legal Requirements Related to Products

Product Safety.    Our products are used in a wide range of industries. As some of our products may be used directly by customers, we are subject to the Product Safety Act (Produktsicherheitsgesetz, or ProdSG), which relates to general product safety. The ProdSG applies whenever products are made available on the market, exhibited or used for the first time in the context of a commercial activity, but only in the absence of other legal provisions that provide for corresponding or more far-reaching provisions.

Under the ProdSG, a product may be made available on the market only if it complies with specific regulations for such product, or, in the absence of such specific regulations, if its intended or foreseeable use does not put the health and safety of persons at risk.

In addition to compliance with this safety requirement, if products are made available to consumers, manufacturers must provide consumers with the necessary information to enable them to assess the risks inherent in such product where such risks are not immediately obvious without adequate warnings and to take precautions against those risks. If manufacturers or distributors of consumer products discover that a product is dangerous, they must notify the competent authorities and, if necessary, cooperate with them. Under certain circumstances, a product may have to be recalled.

Occupational Health and Safety Requirements.    Where the working environment may pose threats to employees, occupational health and safety laws are applicable. German law on occupational safety is heavily influenced by the requirements of EU law. The central rules on occupational safety in Germany are contained in the Act on Occupational Safety (Arbeitsschutzgesetz, or ArbSchG), which requires employers to provide for their employees' safety. This general obligation is put into effect through several ordinances (Rechtsverordnungen) under the ArbSchG, which are defined in technical guidelines. One central element is the Workplaces Ordinance (Arbeitsstättenverordnung), which contains various regulations on workplace conditions relating to, for example, ventilation, temperature and illumination.

  Potential Liability for Products and Environmental Losses

Our business activities are such that product liability and liability for environmental damage are possible. Under general rules of the German Civil Code (Bürgerliches Gesetzbuch, or BGB), fault-based compensation (Schadensersatz) is to be paid for breach of contract or unlawful infringements of legally protected rights. This obligation does not only apply to our own acts but may extend to behavior of individuals that work or undertake tasks for us under Sections 278, 831 BGB.

In addition, we may be strictly liable (i.e., liable regardless of our fault), as a Producer under the Product Liability Act (Produkthaftungsgesetz, or ProdHaftG), for damages caused by a defective product. "Producer" means any participant in the production process, the importer of the defective product, any person putting a name, trademark or other distinguishing feature on the product, and any person supplying a product whose actual producer cannot be identified. "Defectiveness" means the lack of the safety which the general public is entitled to expect when taking into account, among other things, the presentation of the product and the uses to which it can reasonably be put.

Additionally, in case of damage to persons or property caused by our facility, we may additionally be strictly liable under the Act on Liability for Environmental Damage (Umwelthaftungsgesetz) and under the Environmental Damage Act (Umweltschadensgesetz).

Worldwide

Our operations and the activities of our employees, contractors and agents around the world are subject to the laws and regulations of numerous countries, including the United States. These laws and regulations include data privacy requirements, labor relations laws, tax laws, anti-competition regulations, prohibitions on payments to governmental officials, import and trade restrictions and export requirements. Violations of these laws and regulations could result in fines, criminal sanctions against our officers, our employees, or us and may result in prohibitions on the conduct of our business. Any such violations could also result in prohibitions on our ability to offer our products and services in one or more countries and could materially damage our reputation, our ability to attract and retain employees, our business and our operating results.

Our operations (particularly in those countries with developing economies) are also subject to risks of violations of laws prohibiting improper payments and bribery, including the European Union Anti-Corruption Act, U.K. Bribery Act, U.S. Foreign Corrupt Practices Act and similar regulations in other jurisdictions. Although we intend to implement policies and procedures designed to ensure compliance with these laws, our employees, contractors, and agents may take actions in violation of such policies. Any such violations, even if prohibited by our policies, could subject us to civil or criminal penalties or otherwise have an adverse effect on our business and reputation.

Legal Proceedings

From time to time, we may be subject to various claims or legal, arbitral or administrative proceedings that arise in the ordinary course of our business. We are currently not a party to, and we are not aware of any threat of, any legal, arbitral or administrative proceedings which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Insurance

We maintain comprehensive business liability insurance coverage (Betriebshaftpflichtversicherung "Compact-Firmenversicherung") for our business operations. In addition, we have obtained directors and officers liability insurance, which covers expenses, capped at a certain amount, that our management and supervisory board members and our executive managers may incur in connection with their conduct as members of our management and supervisory boards or executive managers. We also maintain insurance policies on our 3D printers, a group insurance policy for our employees covering occupational accidents, car insurance policies and a legal expenses insurance policy. We consider the insurance coverage we have to be adequate in light of the risks we face.

Geographic Information

Our revenues by geographic region for the year ended December 31, 2012 were EMEA 85%, Asia Pacific 11% and Americas 4%, as compared to EMEA 98%, Asia Pacific 1% and Americas 1% for the same period in 2011.

MANAGEMENT

Overview

We are a German stock corporation (Aktiengesellschaft, or AG) with our registered seat in Germany. We are subject to German legislation on stock corporations, most importantly the German Stock Corporation Act (Aktiengesetz, or AktG). In accordance with the German Stock Corporation Act (Aktiengesetz), our corporate bodies are the management board (Vorstand), the supervisory board (Aufsichtsrat) and the shareholders' meeting (Hauptversammlung). Our management board and our supervisory board are entirely separate and, as a rule, no individual may simultaneously be a member of both boards.

Our management board is responsible for the day-to-day management of our business in accordance with applicable laws, our articles of association (Satzung) and the management board's internal rules of procedure (Geschäftsordnung). Our management board represents us in our dealings with third parties.

The principal function of our supervisory board is to supervise our management board. The supervisory board is also responsible for appointing and removing the members of our management board and representing us in connection with transactions between a current or former member of the management board and us.

Under German law, members of both boards owe a duty of loyalty and care to us. In carrying out their duties, they are required to exercise the standard of care of a prudent and diligent businessperson. If they fail to observe the appropriate standard of care, they may become liable to us.

In carrying out their duties, the members of both boards may take into account a broad range of considerations when making decisions, including our interests and the interests of our shareholders, employees, creditors and, to a limited extent, the general public, while respecting the rights of our shareholders to be treated on equal terms. Additionally, the management board is responsible for implementing an internal monitoring system for risk management purposes.

Our supervisory board has comprehensive monitoring responsibilities. To ensure that our supervisory board can carry out these functions properly, our management board must, among other things, regularly report to our supervisory board regarding our current business operations and future business planning (including financial, investment and personnel planning). In addition, our supervisory board is entitled to request special reports from the management board at any time.

Under German law, our shareholders have no direct recourse against the members of our management board or our supervisory board if they have breached their duty of loyalty and care to us. Apart from insolvency or other special circumstances, only the company has the ability to claim damages against the members of our two boards.

We may waive these claims to damages or settle these claims only if at least three years have passed since any violation of a duty occurred and only if our shareholders approve the waiver or settlement at a shareholders' meeting with a simple majority of the votes cast; provided that shareholders who in the aggregate hold one-tenth or more of our share capital do not oppose the waiver or settlement and have their opposition formally recorded in the minutes maintained by a German civil law notary.

The following description, as far as it relates to our articles of association, is based on the articles of association as adopted by our general shareholders' meeting on                            , 2013.

Supervisory Board

Our supervisory board currently consists of three members, which is the minimum number of members allowed under German law. As we grow, our supervisory board may be required to include employee representatives subject to the provisions of the German One-Third Employee Representation Act (Drittelbeteiligungsgesetz) and the German Codetermination Act (Mitbestimmungsgesetz).

Currently, all of the members of our supervisory board are elected by the shareholders' meeting in accordance with the provisions of the German Stock Corporation Act (Aktiengesetz). German law does not require the majority of our supervisory board members to be independent. The rules of procedure for our supervisory board, however, require that the supervisory board shall be composed of a majority of independent members, as determined by the supervisory board. Under the supervisory board's rules of procedure, a board member is deemed to be independent if such member has no business or personal relationships with us or the management board that could constitute a conflict of interest.

Under German law, the members of a supervisory board may be elected for a term of up to approximately five years, depending on the dates of the annual general meeting at which the members of the supervisory board are elected, which is a standard term of office. Reelection, including repeated reelection, is permissible. The shareholders' meeting may specify a term of office for individual members or all of the members of our supervisory board which is shorter than the standard term of office and, subject to statutory limits, may set different start and end dates for the terms of members of our supervisory board. Since voxeljet AG was incorporated (as VXLT 2013 AG) on July 2, 2013, the original members of the supervisory board were elected to serve only until the end of the shareholders' meeting which resolves the discharge of the first business year. In other words, an election of members to our supervisory board will occur at the shareholders' meeting that takes place in 2014.

The shareholders' meeting may, at the same time as it elects the members of the supervisory board, elect one or more substitute members. The substitute members replace members who cease to be members of our supervisory board and take their place for the remainder of their respective terms of office. We have not elected any substitute members.

Members of our supervisory board may be dismissed at any time during their term of office by a resolution of the shareholders' meeting adopted by a simple majority of the votes cast. In addition, any member of our supervisory board may resign at any time by giving one month written notice of his or her resignation to the chairperson of our supervisory board (in case the chairperson resigns, such notice is to be given to the vice chairperson). Our supervisory board may agree upon a shorter notice period.

Our supervisory board elects a chairperson and a vice chairperson from its members. The vice chairperson exercises the chairperson's rights and obligations whenever the chairperson is unable to do so. On July 2, 2013, Peter Nietzer, Dr. Stefan Söhn and Prof. Dr. Joachim Heinzl were appointed as members of our supervisory board. The members of our supervisory board have elected Peter Nietzer as chairperson and Dr. Stefan Söhn as vice chairperson, each for the term of their respective membership on our supervisory board.

The supervisory board meets at least twice during the first half and twice during the second half of each fiscal year. Our articles of association and the supervisory board's rules of procedure provide that a quorum of the supervisory board members is present if at least half of its members, but in any case no less than three members, participate in the vote. Members of our supervisory board are deemed present if they participate via telephone or video conference, subject to the chairperson not raising any objection to this type of participation at the beginning of the meeting. Any absent member may also participate in the voting by submitting his or her written vote through another member.

Resolutions of our supervisory board are passed by the vote of a simple majority unless otherwise required by law, our articles of association or the rules of procedure of our supervisory board. In the event of a tie, the chairperson, or in the event he or she is unavailable, the vice chairperson, casts the tie-breaking vote.

Our supervisory board is not permitted to make management decisions, but, in accordance with German law and in addition to its statutory responsibilities, it has determined that the following matters, among others, require its prior consent:

    •
    any material changes to our business strategy;

    •
    the purchase or sale of real estate or legal entities or the purchase, sale, creation, extension, reduction or termination of business activities, including tangible or intangible assets, if the relevant price or value, in each case, exceeds €50,000;

    •
    the purchase, sale or creation of joint ventures;

    •
    the termination of, or amendment to, consulting, advisory or other service agreements, if our costs or obligations associated with such agreement exceed €50,000 per year or €250,000 in the aggregate;

    •
    the termination of, or amendment to, operating leases, land leases or rental agreements in relation to real estate, buildings or similar objects, if our obligations associated with such agreement exceed €50,000 per year or €250,000 in the aggregate;

    •
    expenditures or capital investments exceeding €50,000 in each case;

    •
    any hiring, dismissal or modification of an employment agreement of any executive manager, provided that their aggregate cash remuneration (including cash bonuses) exceeds €75,000;

    •
    any material change or amendment to our code of conduct; and

    •
    the approval of our budget.

Our supervisory board may designate further types of actions requiring its approval.

Section 2(2) of the rules of procedure of our supervisory board provides that a supervisory board member may not continue to serve on our supervisory board past their 75th birthday.

The following table sets forth the names and functions of the current members of our supervisory board, their ages, their terms (which expire on the date of the relevant year's general shareholders' meeting) and their principal occupations outside of our company as of July 2, 2013:

Name	Age	Term Expires	Principal occupation
Peter Nietzer (Chairman)	52	2014*	Managing director of asset management firm
Dr. Stefan Söhn (Vice Chairman)	59	2014*	Consultant and lawyer
Prof. Dr. Joachim Heinzl	72	2014*	University professor (retired)

*
Date of the general shareholders' meeting of that year.

The business address of the members of our supervisory board is the same as our business address: voxeljet AG, Paul-Lenz-Straße 1b, 86316 Friedberg, Germany. Our supervisory board has determined that all members of our supervisory board are independent under German law and the New York Stock Exchange Listed Company Manual.

The following is a brief summary of the business experience of the members of our supervisory board:

Peter Nietzer, born in 1960 in Heilbronn, Germany, has been the chairman of our supervisory board since July 2, 2013. Mr. Nietzer has served as owner and managing director of KITES Industriebeteiligungen GmbH, a private investment holding company, and of M59 Advisory Services, since January 2013 and as Partner and Chief Financial Officer of GermanCapital GmbH, a private equity company he co-founded and that had specialized in mid-market buy-outs, since July 2005. Since April 2000, Mr. Nietzer has been an executive board Member and Managing Partner of Felicitas GmbH (which was previously known as GI Ventures AG), a fund management company he helped found. Mr. Nietzer served as a Managing Director in the private equity unit of PartnersGroup AG from January to October 2011. Mr. Nietzer holds a M.B.A. from Friedrich-Alexander University Erlangen-Nürnberg, Germany. We believe that Mr. Nietzer's over 12 years of experience in private equity and his previous roles as a supervisory board member provide him with valuable insight into our business, particularly in the areas of financing and acquisition opportunities, while his focus on technology companies gives him insight into our operations and industry. In addition, Mr. Nietzer's work as a chief financial officer provides the supervisory board with expertise in financial matters.

Dr. Stefan Söhn, born in 1954 in Düsseldorf, Germany, has been the vice chairman of our supervisory board since July 2, 2013. Since January 2010, Dr. Söhn has served as a Partner and Managing Director of MBL China Consulting GmbH, as owner and manager of Söhn Industrial Consulting and as Of Counsel Lawyer and Head of China Desk of Sonntag & Partner Wirtschaftsprüfer, Steuerberater, Rechtsanwälte in Augsburg and Munich, Germany. Dr. Söhn held executive positions at KUKA Systems GmbH, an equipment supplier to the automotive industry, from July 2000 to December 2009, serving as its Chief Financial Officer from July 2000 to December 2006 and as its Chief Executive Officer from January 2007 to December 2009. Dr. Söhn also served on KUKA Systems GmbH's management board from January 2009 to December 2009. During his time at KUKA Systems GmbH, Dr. Söhn led the successful expansion of its business in Asia. Dr. Söhn also serves as the chairman of the supervisory boards of Fast Casualwear AG and PW Automation AG, as the deputy chairman of the supervisory board of Scheuffele Holding and as a member of the supervisory board of Stadtsparkasse Augsburg. Dr. Söhn holds a law degree from the University of Augsburg, Germany and a Master of Science in Management for the London School of Business. We believe that Dr. Söhn's business experience in the automotive industry and in expanding corporate operations into Asia will assist us as we seek to grow our business. In addition, we believe that Dr. Söhn's various experiences throughout his career, including his work as an attorney, chief financial officer and member of the supervisory boards of several companies, including public companies, provides our supervisory board with a broad range of knowledge and insight.

Prof. Dr. Joachim Heinzl, born in 1940 in Aussig, Czech Republic, has been a member of our supervisory board since July 2, 2013. Prof. Dr. Heinzl has served as Professor Emeritus at the Technical University of Munich, Germany since 2005. Prior to becoming Professor Emeritus, Prof. Dr. Heinzl had been the Chair for Precision Engineering and Micro Technology at the Technical University of Munich since 1978 and served the Technical University of Munich as Vice-Dean and Dean of the Faculty of Mechanical Engineering from 1988 to 1992 and as First Vice President from 1995 to 2002. Prof. Dr. Heinzl focused a large portion of his research on technology relating to 3D printing while on the faculty of the Technical University of Munich. From 2006 to 2012, Prof. Dr. Heinzl was the President of the Bavarian Research Foundation. Prof. Dr. Heinzl also co-founded our company as Generis GmbH in 1999. Prof. Dr. Heinzl holds a diploma in mechanical engineering and a doctorate in electroacoustics from the Technical University of Munich. We believe that Prof. Dr. Heinzl's vast knowledge of technical and engineering matters, including 3D printing technology, provides our supervisory board with additional insight into the technical details of our operations and industry.

Supervisory Board Practices

Decisions are generally made by our supervisory board as a whole; however, decisions on certain matters may be delegated to committees of our supervisory board to the extent permitted by law. The chairperson, or if he or she is prevented from doing so, the vice chairperson, chairs the meetings of the supervisory board and determines the order in which the agenda items are discussed, the method and order of the voting, any adjournment of the discussion and passing of resolutions on individual agenda items after a due assessment of the circumstances.

Pursuant to Section 107(3) AktG, the supervisory board may form committees from among its members and charge them with the performance of specific tasks. The committees' tasks, authorizations and processes are determined by the supervisory board. Where permissible by law, important powers of the supervisory board may also be transferred to committees.

Under Article 7 of its internal rules of procedure, the supervisory board has set up and appointed a Compensation and Nomination Committee and an Audit Committee.

Compensation and Nomination Committee

Pursuant to our articles of association and the rules of procedure of our supervisory board, the Compensation and Nomination Committee prepares hiring and personnel decisions for approval by the supervisory board and performs the following functions:

    •
    preparation of the resolutions of the supervisory board regarding the conclusion, alteration and termination of service contracts of members of the management board within the framework of the compensation system adopted by the supervisory board;

    •
    preparation of the resolutions of the supervisory board to increase or reduce the compensation paid to the management board under Section 87 para. 2 AktG;

    •
    preparation of the resolutions of the supervisory board regarding the framework of the compensation scheme of the management board, including its essential contractual elements, and providing the supervisory board with information necessary for it to review this compensation scheme on a regular basis;

    •
    representation of the company vis-à-vis former members of the management board under Section 112 AktG;

    •
    granting consent for secondary occupations (including the acceptance of seats on supervisory boards of other companies) and for other activities of management board members under Section 88 AktG;

    •
    approval of agreements with supervisory board members under Section 114 AktG; and

    •
    proposing suitable candidates as supervisory board members to the shareholders' meeting in case of elections of supervisory board members.

The Compensation and Nomination Committee monitors the management board's adherence to the rules of procedure of the management board. The rules of procedure of the management board contain, among other things, obligations for the management board to provide certain information to the Compensation and Nomination Committee.

All current members of the supervisory board are members of the Compensation and Nomination Committee. Our supervisory board will make a determination as to whether each member of the Compensation and Nomination Committee satisfies the independence requirements of the New York Stock Exchange.

Audit Committee

Our Audit Committee assists the supervisory board in overseeing the accuracy and integrity of our accounting and financial reporting processes and audits of our financial statements, the effectiveness of the internal control system and our compliance with legal and regulatory requirements, the independent auditors' qualifications and independence and the performance of the independent auditors.

The Audit Committee's duties and responsibilities to carry out its purposes include, among others:

    •
    the review of our accounting processes;

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    the review of the effectiveness of our internal systems of control, risk management and compliance;

    •
    the review and the handling of matters and processes related to auditor independence;

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    the recommendation of the auditors for approval by the shareholders' meeting, the commissioning of the auditors to conduct the audit, agreeing on additional services to be provided by the auditors under the auditor's assignment, the establishment of the scope and the main review points of the audit as well as agreeing upon a fee with the auditors and oversight of the auditors' work (including resolution of disagreements with the auditors);

    •
    the preparation of the supervisory board's resolution on our financial statements;

    •
    reviewing our interim financial statements that are made public or otherwise filed with any securities regulatory authority;

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    discussing any flaws relating to our internal control systems, as reported by the supervisory board to the Audit Committee;

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    monitoring our bookkeeping and records; and

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    the establishment of procedures for (i) the receipt, retention and treatment of complaints we receive regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.

In addition, under German law, each member of the supervisory board is obliged to carry out his or her duties and responsibilities personally, and such duties and responsibilities cannot be generally and permanently delegated to third parties. However, the supervisory board and its committees, including the Audit Committee, have the right to appoint third party experts for the review and analysis of specific circumstances in accordance with its control and supervision duties under German law. For example, the supervisory board could retain an audit firm and /or legal counsel if it wants to investigate potentially illegal activities occurring in a foreign subsidiary. We will bear the costs for any such independent experts that are retained by the supervisory board or any of its committees, including the Audit Committee.

The Audit Committee consists of three members. The chairman of the Audit Committee shall be independent and shall, in particular, not be a former member of our management board whose appointment ended less than two years prior to his or her appointment as chairman of the Audit Committee.

Furthermore, the chairman of the Audit Committee shall have special knowledge and experience in the application of accounting principles and internal control procedures and shall therefore qualify as an "audit committee financial expert" as defined under the Exchange Act.

Management Board

Overview

Under German law and the company's articles of association, the management board must consist of one or more persons and the supervisory board determines the exact number of members of the management board. The supervisory board also appoints the chairman and the deputy chairman of the management board, if any. Currently, the management board consists of two members, with Dr. Ingo Ederer appointed as Chief Executive Officer and Rudolf Franz appointed as Chief Financial Officer.

Members of our management board conduct the daily business of our company in accordance with applicable laws, our articles of association and the rules of procedure for the management board. The management board is in general responsible for the management of our company and for handling our daily business relations with third parties, the internal organization of our business and communications with our shareholders. In addition, the management board has the responsibility for:

    •
    the preparation of our annual financial statements;

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    the making of a proposal to our shareholders' meeting on how our profits (if any) should be allocated (such proposal to be submitted simultaneously to the supervisory board); and

    •
    regular reporting to the supervisory board on our current operating and financial performance, our budgeting and planning processes and our performance under them and on future business planning (including strategic, financial, investment and personnel planning).

The supervisory board appoints the members of the management board for a maximum term of five years. Reappointment or extension of the term for up to five years is permissible. The supervisory board may revoke the appointment of a management board member prior to the expiration of his or her term for good cause only, such as for gross breach of fiduciary duties or if the shareholders' meeting passes a vote of no-confidence with respect to such member, unless the supervisory board deems the no-confidence vote to be clearly unreasonable. The supervisory board is also responsible for entering into, amending and terminating service agreements with the management board members and, in general, for representing us in disputes with the management board, both in and out of court. The supervisory board may assign these duties to a committee of the supervisory board, except in certain cases where the approval of the entire supervisory board is required, such as the approval of the compensation of members of our management board and the reduction of the compensation of members of our management board upon a deterioration of our status, which includes, among other things, a bankruptcy or the layoff of a significant number of employees.

According to our articles of association, either (i) two management board members or (ii) one management board member acting jointly with an authorized representative (Prokurist) have the authority to act on our behalf. The supervisory board may grant any management board member the right to represent us alone and may release any member of the management board from the restrictions on multiple representations under Section 181, 2nd Case of the German Civil Code (Bürgerliches Gesetzbuch).

Under the board member service agreements and by a special resolution of the supervisory board, all members of the management board have been granted authority to represent us alone and were released from the restrictions imposed by Section 181, 2nd Case of the German Civil Code.

The management board has the authority to determine our business areas and operating segments and resolve upon the internal allocation of responsibility for certain business areas and operating segments among the various members of the management board by setting up a business responsibility plan (Geschäftsverteilungsplan). Since we currently have only two members of the management board, we do not have a business responsibility plan in place at this time.

Section 3(7) of the rules of procedure of our supervisory board provides that a management board member may not continue to serve on our management board past their 65th birthday.

Members of the Management Board

The following table sets forth the names and function of the current members of our management board, their ages and their terms as of July 26, 2013:

Name	Age	Term ends	Position
Dr. Ingo Ederer	46	June 30, 2017	Chief Executive Officer
Rudolf Franz	46	June 30, 2017	Chief Financial Officer

The business address of the members of our management board is the same as our business address: voxeljet AG, Paul-Lenz-Straße 1b, 86316 Friedberg, Germany.

The following is a brief summary of the business experience of the members of our management board:

Dr. Ingo Ederer, born in 1967 in Weilheim, Germany, is one of our founders and is the key inventor of our technology. He has served as our Chief Executive Officer since 2013. Dr. Ederer co-founded our company as Generis GmbH in 1999 and served as our Managing Director from our incorporation in 1999 to 2013, building up the company from the start-up phase to become a leading provider of 3D printers for industrial and commercial customers. After graduating with a degree in mechanical engineering from the Technical University of Munich in 1993, Dr. Ederer started his career as researcher at the department of precision engineering at the Technical University of Munich where he received his Ph.D. in 2000 with a thesis on piezo-based micro-jetting devices. He contributes more than 20 years of experience in the 3D printing equipment market and is a holder of more than 50 patents in the field of 3D printing.

Rudolf Franz, born in 1967 in Friedberg, Germany, has served as our Chief Financial Officer since 2013. Mr. Franz, through his venture fund, Franz Industriebeteiligungen AG, has been one of our shareholders since 2003 and served as our Chief Operating Officer from 2003 to 2013, focusing on building our global sales and finance, accounting and administration structures. Mr. Franz has been the chairman of the supervisory board of Rettenmeier Holding AG since 2011. From 2007 to 2009, Mr. Franz served as the Managing Director of Hama Holding GmbH and was the chairman of the supervisory board of Wavelight AG from 2005 to 2009. In 1995, Mr. Franz was appointed as investment manager of Technologieholding VC GmbH, an international venture capital fund that invested in European technologies, and became partner in 1997, where he was responsible for managing the Munich investment team. After he sold his shares in Technologieholding VC GmbH to 3i Group plc in 2000, Mr. Franz was Managing Director of 3i Group plc and responsible for technology investments in the German-speaking market from 2000 to 2002. Mr. Franz studied political economics and industrial engineering at the University of Augsburg and the University of Munich and earned a master's degree from the University of Applied Science Munich in 1991.

Service Agreements

  Dr. Ingo Ederer

On                           , 2013, we entered into a service agreement with Dr. Ingo Ederer to serve as our Chief Executive Officer and a member of our management board. This service agreement has a fixed term that expires on June 30, 2017. Dr. Ederer's service agreement can be terminated prior to June 30, 2017 only if he is terminated for cause by us or if he terminates the agreement for cause. Under German law, a contract can be terminated for cause only in exceptional circumstances (i.e., if the continuation of the contractual relationship is unacceptable for the terminating party). Termination for cause generally requires that a party repeatedly and severely breach its contractual duties. To the extent Dr. Ederer's employment with us terminates during a business year, he is entitled to a pro rata portion of his bonus that reflects the percentage of the year that he worked for us.

Dr. Ederer's service agreement contains a covenant pursuant to which Dr. Ederer has agreed not to compete with us for a period of two years following the termination of his service agreement. Under German law, a non-compete covenant is only valid if the employee is compensated during the term of the non-compete obligation. As compensation for his non-compete covenant, Dr. Ederer will receive 100% of his fixed salary under his service agreement for the entire two-year term of the non-compete covenant. If Dr. Ederer is terminated for cause, we are not obligated to pay the compensation for the non-compete covenant, so long as we provide Dr. Ederer with a written statement disclaiming our obligation to pay this compensation. Furthermore, if Dr. Ederer's service agreement is terminated other than for cause, we can waive Dr. Ederer's obligation to not compete, in which case we would not be required to pay the non-compete compensation to Dr. Ederer.

  Rudolf Franz

On                           , 2013, we entered into a service agreement with Rudolf Franz to serve as our Chief Financial Officer and a member of our management board. This service agreement has a fixed term that expires on June 30, 2017. Mr. Franz's service agreement can be terminated prior to June 30, 2017 only if he is terminated for cause by us or if he terminates the agreement for cause. To the extent Mr. Franz's employment with us terminates during a business year, he is entitled to a pro rata portion of his bonus that reflects the percentage of the year that he worked for us.

Mr. Franz's service agreement contains a covenant pursuant to which Mr. Franz has agreed not to compete with us for a period of 18 months following the termination of his service agreement. As compensation for his non-compete covenant, Mr. Franz will receive 100% of his fixed salary under his service agreement for the entire 18-month term of the non-compete covenant. If Mr. Franz is terminated for cause, we are not obligated to pay the compensation for the non-compete covenant, so long as we provide Mr. Franz with a written statement disclaiming our obligation to pay this compensation. Furthermore, if Mr. Franz's service agreement is terminated other than for cause, we can waive Mr. Franz's obligation to not compete, in which case we would not be required to pay the non-compete compensation to Mr. Franz.

German Corporate Governance Code

The German Corporate Governance Code, or Corporate Governance Code, was originally published by the German Ministry of Justice (Bundesministerium der Justiz) in 2002 and was most recently amended on May 13, 2013 and published in the German Federal Gazette (Bundesanzeiger) on June 10, 2013. The Corporate Governance Code contains recommendations (Empfehlungen) and suggestions (Anregungen) relating to the management and supervision of German companies that are listed on a stock exchange. It follows internationally and nationally recognized standards for good and responsible corporate governance. The purpose of the Corporate Governance Code is to make the German system of corporate governance transparent for investors. The Corporate Governance Code includes corporate governance recommendations and suggestions with respect to shareholders and shareholders' meetings, the management and supervisory boards, transparency, accounting policies, and auditing.

There is no obligation to comply with the recommendations or suggestions of the Corporate Governance Code. The German Stock Corporation Act (Aktiengesetz) requires only that the management board and supervisory board of a German listed company issue an annual declaration that either (i) states that the company has complied with the recommendations of the Corporate Governance Code or (ii) lists the recommendations that the company has not complied with and explains its reasons for deviating from the recommendations of the Corporate Governance Code (so called Entsprechenserklärung). In addition, a listed company is also required to state in this annual declaration whether it intends to comply with the recommendations or list the recommendations it does not plan to comply with in the future. These declarations have to be published permanently on the company's website. If the company changes its policy on certain recommendations between such annual declarations, it must disclose this fact and explain its reasons for deviating from the recommendations. Non-compliance with suggestions contained in the Corporate Governance Code need not be disclosed.

Following our listing on the New York Stock Exchange, the Corporate Governance Code will apply to us and we will be required to issue the annual declarations described above.

According to their respective rules of procedure, our management board and the supervisory board are obliged to comply with the Corporate Governance Code except for such provisions which they have explicitly listed in their annual declaration and for which they have stated that they do not comply with.

In particular, we adhere to the following significant recommendations of the Corporate Governance Code: (i) the supervisory board will establish a compensation and nomination committee (Vergütungs-und Nominierungsausschuss) as well as an audit committee (Prüfungsausschuss); (i) the management board must keep the supervisory board closely informed, in particular with respect to measures which can fundamentally affect our financial situation; and (ii) significant management measures are subject to supervisory board approval.

However, particularly in the initial phase after our listing on the New York Stock Exchange, we expect to deviate from the recommendations and suggestions of the Corporate Governance Code in various respects. All deviations from the Corporate Governance Code recommendations will be published in the official annual declarations.

Code of Business Conduct and Ethics

In connection with the consummation of this offering, we intend to adopt a written code of business conduct and ethics, or code of conduct, which will outline the principles of legal and ethical business conduct under which we do business. The code of conduct will apply to all of our supervisory board members, management board members and employees. Upon the effectiveness of the registration statement of which this prospectus forms a part, the full text of the code of conduct will be available on our website at www.voxeljet.de. This website address is included in this prospectus as an inactive textual reference only. The information and other content appearing on our website are not part of this prospectus. Any amendments or waivers from the provisions of the code of conduct for members of our supervisory or management boards will be made only after approval by our supervisory board and will be disclosed on our website promptly following the date of such amendment or waiver.

Differences between Our Corporate Governance Practices and Those Set Forth in the New York Stock Exchange Listed Company Manual

In general, under Section 303A.11 of the New York Stock Exchange Listed Company Manual, foreign private issuers such as us are permitted to follow home country corporate governance practices instead of certain provisions of the New York Stock Exchange Listed Company Manual without having to seek individual exemptions from the New York Stock Exchange. A foreign private issuer making its initial U.S. listing on the New York Stock Exchange and following home country corporate governance practices in lieu of the corresponding corporate governance provisions of the New York Stock Exchange Listed Company Manual must disclose in its registration statement or on its website any significant ways in which its corporate governance practices differ from those followed by U.S. companies under the New York Stock Exchange Listed Company Manual. In addition, we also may qualify for certain exemptions under the New York Stock Exchange Listed Company Manual as a foreign private issuer that may affect our corporate governance practices.

The significant differences between the corporate governance practices that we follow and those set forth in the New York Stock Exchange Listed Company Manual are described below:

    •
    Section 303A.04(b) of the New York Stock Exchange Listed Company Manual requires all companies listed on the New York Stock Exchange to have a written nominating committee charter. German law does not require a separate charter for a nominating committee. Instead, the responsibilities and authority of our Compensation and Nominating Committee are set forth in the rules of procedure of our supervisory board and in the applicable German laws.

    •
    Section 303A.05(b) of the New York Stock Exchange Listed Company Manual requires all companies listed on the New York Stock Exchange to have a written compensation committee charter. German law does not require a separate charter for a compensation committee. Instead, the responsibilities and authority of our Compensation and Nominating Committee are set forth in the rules of procedure of our supervisory board and in the applicable German laws.

    •
    Section 303A.07(b) of the New York Stock Exchange Listed Company Manual requires all companies listed on the New York Stock Exchange to have a written audit committee charter. German law does not require a separate charter for an audit committee. Instead, the responsibilities and authority of our Audit Committee are set forth in the rules of procedure of our supervisory board and in the applicable German laws.

    •
    Section 303A.09 of the New York Stock Exchange Listed Company Manual requires all listed companies to adopt and disclose corporate governance guidelines. German law does not require a company to adopt separate corporate governance guidelines. Instead, we follow the German Corporate Governance Code as described above. In addition, certain of the subjects to be addressed in the corporate governance guidelines pursuant to Section 303A.09 are contained in the rules of procedure of our supervisory board.

Compensation of Management Board and Supervisory Board Members

Compensation of Management Board Members

We have entered into service agreements with the current members of our management board. These agreements generally provide for an annual fixed compensation (base salary), an annual performance award (annual bonus) with a target of up to 40% of the yearly base salary, as well as a long-term performance award for a three-business-year period (long-term bonus) with a target of up to 60% of the yearly base salary. The performance targets of the annual and long-term bonuses are a mixture of certain financial and non-financial targets, such as revenue and profitability goals, as well as a certain increase of the price of the ADSs being offered hereby. In addition to the fixed and variable remuneration components, under the terms of their service agreements, the members of our management board are entitled to additional benefits (including company car arrangements, mobile phone, accident and director and officer liability insurance) and reimbursement of necessary and reasonable expenses.

We believe that the service agreements between us and the members of our management board provide for payments and benefits (including upon termination of employment) that are in line with customary market practice for similar companies who are operating in our industry.

In 2013, the two members of our management board are entitled to receive total compensation of up to €700,000, which includes base salary, bonus payments and other compensation as a result of other benefits as described above. In 2012, Dr. Ederer received total compensation of €250,996, which included base salary, bonus payments, company car allowance and other benefits including our contribution to a direct insurance plan for Dr. Ederer. In 2012, Mr. Franz was not one of our employees, but received €150,574 from us pursuant to an advisory agreement between us and Franz Industriebeteiligungen AG, a company owned by Mr. Franz and members of his family.

Compensation of Supervisory Board Members

Under mandatory German law, the compensation of the first supervisory board of a German stock corporation can only be determined by the shareholders' meeting that resolves on the discharge of the first members of the supervisory board. Because the supervisory board appointed at the time of our incorporation on July 2, 2013 is our first supervisory board, the final consideration payable to supervisory board members will be decided at our annual general shareholders' meeting that will take place in 2014.

However, we believe that the following remuneration system will be proposed to our shareholders at our 2014 annual general shareholders' meeting:

    •
    Ordinary members of the supervisory board shall receive a fixed remuneration in the amount of €20,000 per annum. The chairman and vice chairman of the supervisory board shall receive higher fixed remuneration in the amount of €40,000 per annum and €30,000 per annum, respectively.

    •
    We will not pay fees for attendance at supervisory board meetings.

    •
    The members of the supervisory board will be entitled to reimbursement of their reasonable, documented expenses (including, but not limited to, travel, board and lodging and telecommunication expenses).

After its approval by our general shareholders' meeting in 2014, this proposed remuneration system will remain in force until it has been amended or terminated by our general shareholders' meeting.

Remuneration and Benefits in the Business Year 2012

Our supervisory board was established for the first time upon the incorporation of voxeljet AG (as VXLT 2013 AG), which was resolved upon on July 2, 2013 and became effective by registration with the commercial register on July 11, 2013. Our legal predecessor, Voxeljet Technology GmbH, did not have a supervisory board. Therefore, for the business years 2012 and earlier, no remuneration or benefits in kind were granted to supervisory board members, and no amounts were set aside or accrued by us for these purposes.

Share Ownership by Members of Supervisory Board and Management Board

Supervisory Board

Supervisory board member Prof. Dr. Joachim Heinzl holds 94,000 of our ordinary shares, which represented 4.7% of our ordinary shares as of August     , 2013 (the date of the effectiveness of the merger between voxeljet AG and Voxeljet Technology GmbH) (or         % after giving effect to this offering). None of the other members of the supervisory board held any of our ordinary shares as of July 29, 2013.

Management Board

Our CEO and founder, Dr. Ingo Ederer, holds 754,000 of our ordinary shares, which represented 37.7% of our ordinary shares as of August     , 2013 (the date of the effectiveness of the merger between voxeljet AG and Voxeljet Technology GmbH) (or         % after giving effect to this offering).

Our CFO, Rudolf Franz, holds 338,000 of our ordinary shares through Franz Industriebeteiligungen AG, which is wholly owned by Mr. Franz and members of his family, which represented 16.9% of our ordinary shares as of August     , 2013 (the date of the effectiveness of the merger between voxeljet AG and Voxeljet Technology GmbH) (or         % after giving effect to this offering).

CERTAIN TRANSACTIONS

Since January 1, 2010, there has not been, nor is there currently proposed, any material transaction or series of similar material transactions to which we were or are a party in which any of our members of the supervisory board and management board, executive officers, holders of more than 10% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than the compensation and shareholding arrangements we describe where required in "Management" and "Principal and Selling Shareholders," and the transactions we describe below.

Shareholders' Agreement

On July 2, 2013, we entered into a shareholders' agreement with all of our shareholders prior to this offering. The shareholders' agreement defines the rights and obligations of the parties thereto as our shareholders and includes, inter alia, voting and approval requirements, rights of first refusal, tag-along and drag-along rights and potential redemption procedures. The shareholders' agreement automatically terminates upon closing and settlement of an initial public offering of our company.

Advisory Agreement with Franz Industriebeteiligungen AG

We entered into an advisory agreement with our shareholder Franz Industriebeteiligungen AG, or Franz AG, on November 18, 2003, as amended on June 30, 2009. Franz AG is wholly owned by Rudolf Franz, a member of our management board, and members of his family. The agreement provides for Franz AG to provide advisory services to us regarding business strategy, marketing, finance and international business development. Payments made to Franz AG under the advisory agreement were €150,574, €101,000 and €72,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

We intend that the advisory agreement will be mutually terminated by the parties on August 31, 2013.

Dr. Ederer's Personal Guarantee of a Loan from Bayerische Hypo-und Vereinsbank AG, München to the Company

The documents relating to a loan from Bayerische Hypo-und Vereinsbank AG, München to us provide for a separate personal guarantee of €75,000 of the loan by Dr. Ederer; however Dr. Ederer has not entered into a separate document guaranteeing the loan.

Service Agreements

We have entered into service agreements with the members of our management board. See "Management — Management Board — Service Agreements."

Long Term Cash Incentive Plan

Effective January 1, 2013, we implemented a long-term cash incentive plan, or the Cash Incentive Plan, which we fund and which has a term of five years. The purpose of the Cash Incentive Plan is to motivate, attract and retain highly-qualified and valued senior management and other key personnel who are not members of our management board by linking their personal interests with the success of our business and the interests of our shareholders. Our supervisory board, which has adopted the Cash Incentive Plan, will oversee its operation. Our management board will implement and administer the plan. Participants in the Cash Incentive Plan are carefully selected by our management board in consultation with our supervisory board. The Cash Incentive Plan is an additional component of compensation to the respective employee beneficiary's salary and other employee benefits.

Under the Cash Incentive Plan, we issue Award Units to the selected employee beneficiaries. Each Award Unit entitles the beneficiary to participate in a fixed amount of any cash award that is declared by our management board. Each cash payment is subject to our achievement of certain long-term goals over assessment periods that are at least one year in length. The first cash payment, if any, is based on two performance targets: (1) top-line revenue growth for the annual business year and (2) the successful completion of our initial public offering of ADSs on the New York Stock Exchange on or before March 31, 2014. The ensuing assessment periods are each two years in duration and payments are based on two performance targets: (1) top-line revenue growth and (2) an increase in the average closing price of our listed ADSs during any 120-day period over the initial public offering price. Award Units bear certain forfeiture risks for the beneficiary, and payments under each Award Unit are due only if we continue to employ the beneficiary at the time of the close of the relevant assessment period.

The Cash Incentive Plan has a maximum distributable amount over the five-year period of up to 10% of the net proceeds that we receive from the closing of our initial public offering of ADSs on the New York Stock Exchange (i.e., gross proceeds less underwriting discounts and commissions and offering expenses). After the first assessment, up to 20% of the total distributable amount may be distributed based on actual performance in relation to the relevant performance targets. After the second assessment, 40% of the total distributable amount may be awarded, and after the third and final assessment, an additional 40% of the total distributable amount may be awarded. The relevant weighting of the performance targets after each assessment period to arrive at the cash award, if any, will be made in our management board's sole discretion based on our actual performance with respect to each target. Our management board, in consultation with our supervisory board, may change the performance targets applicable to any assessment period to reflect actual performance based on other acceptable performance metrics that are set forth in the Cash Incentive Plan and/or may extend the timeline for the accomplishment of the performance targets into the next assessment period in light of the circumstances arising at such time. The performance targets are not designed to be minimum thresholds that must be met before an award may be declared for the assessment period. Our management board may declare a cash award under the Cash Incentive Plan for such period if the management board, in consultation with our supervisory board, believes that our actual performance, while not attaining one or more of the specified targets, is nevertheless material and merits an award. Additionally, our supervisory board may amend or terminate the Cash Incentive Plan in its sole discretion at any time in its exercise of good faith judgment.

 PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information, as of August              , 2013 (the date of the effectiveness of the merger between voxeljet AG and Voxeljet Technology GmbH), regarding the beneficial ownership of our ordinary shares: (i) immediately prior to the consummation of this offering and (ii) as adjusted to reflect the sale of our ADSs in this offering, for:

    •
    members of our supervisory board;

    •
    members of our management board;

    •
    members of our supervisory and management boards as a group;

    •
    each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares as of July 2, 2013; and

    •
    each selling shareholder.

The column entitled "Ordinary Shares Beneficially Owned Prior to the Offering — Percent" is based on 2,000,000 ordinary shares outstanding as of August              , 2013 (the date of the effectiveness of the merger between voxeljet AG and Voxeljet Technology GmbH). The columns entitled "Ordinary Shares Beneficially Owned After the Offering — Percent" is based on (i)                            ordinary shares to be issued and outstanding immediately after the closing of this offering, assuming no exercise of the underwriters' over-allotment option, and (ii)                                          ordin ary shares to be issued and outstanding immediately after closing of this offering, assuming exercise of the underwriters' over-allotment option and the sale of all of the selling shareholders' eligible shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of August              , 2013 (the date of the effectiveness of the merger between voxeljet AG and Voxeljet Technology GmbH), including through the vesting of deferred share awards, exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Unless otherwise indicated, the business address of each such person is c/o voxeljet AG, Paul-Lenz Straße 1, 86316 Friedberg, Germany.

				Ordinary Shares Beneficially Owned After this Offering
	Ordinary Shares Beneficially Owned Prior to this Offering		Ordinary Shares Sold in this Offering
				Excluding Exercise of Over-Allotment		Including Exercise of Over-Allotment
5% Shareholders and Members of our Supervisory and Management Boards
	Number(1)	Percent(1)	Number	Number	Percent	Number	Percent
Franz Industriebeteiligungen AG(2)	338,000	16.9%
Startkapital-Fonds Augsburg GmbH(3)	338,000	16.9%
AleSta Beteiligungs GmbH(4)	250,000	12.5%
Technologie Beteiligungsfonds Bayern GmbH & Co. KG(5)	226,000	11.3%
Dr. Ingo Ederer	754,000	37.7%
Rudolf Franz(6)	338,000	16.9%
Prof. Dr. Joachim Heinzl	94,000	4.7%
Peter Nietzer	0	*
Dr. Stefan Söhn	0	*
All Members of our Supervisory and Management Boards as a Group (5 persons):	1,186,000	59.3%

*
Represents beneficial ownership of less than one percent (1%) of our outstanding ordinary shares.
(1)
Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table.
(2)
Rudolf Franz and Bärbel Franz are the Managing Directors of Franz Industriebeteiligungen AG and have shared power to vote, hold and dispose of the shares held by it. Bärbel Franz is the spouse of Rudolf Franz. The address for Franz Industriebeteiligungen AG is Am Silbermannpark 1b, 86161 Augsburg, Germany.
(3)
Marcus Wagner is the managing director of Startkapital-Fonds Augsburg GmbH and has the sole power to vote, hold and dispose of shares held by it. The address for Startkapital-Fonds Augsburg GmbH is Stettenstraße 1, 86150 Augsburg, Germany.
(4)
Alexander Stärker is the managing director of AleSta Beteiligungs GmbH and has the sole power to vote, hold and dispose of shares held by it. The address for AleSta Beteiligungs GmbH is Brunnenlechgaesschen 1, 86161 Augsburg, Germany.
(5)
Technologie Beteiligungsfonds Bayern Verwaltungs GmbH is the general partner of Technologie Beteiligungsfonds Bayern GmbH & Co. KG. Roman Huber and Dr. Georg Reid are the managing directors of Technologie Beteiligungsfonds Bayern Verwaltungs GmbH and have shared power to vote, hold and dispose of the shares held by it. The address for Technologie Beteiligungsfonds Bayern GmbH & Co. KG is Ländgasse 135 a, 84028 Landshut, Germany.
(6)
Consists entirely of ordinary shares held by Franz Industriebeteiligungen AG.

As of July 29, 2013, there were six individual holders of record entered in our share register, none of which we believe were U.S. residents. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

None of our shareholders will have different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

DESCRIPTION OF SHARE CAPITAL

The following description is a summary of certain information relating to our share capital as well as certain provisions of our articles of association and the German Stock Corporation Act (Aktiengesetz). Unless stated otherwise, the description insofar as it relates to our articles of association is based on the amended version of our articles of association as adopted by our shareholders' meeting on                      , 2013, which is expected to be registered in the commercial register in due course prior to the completion of this offering. This summary does not purport to be complete and speaks as of the date of this prospectus. Copies of the articles of association will be publicly available from the commercial register (Handelsregister) of the local court in Augsburg, Germany, electronically at www.unternehmensregister.de and as an exhibit to the Registration Statement of which this prospectus forms a part.

Share Capital

Currently, we have share capital registered in the commercial register in the amount of €             , which is divided into              ordinary registered shares (Namensaktien). All shares are no par-value shares (Stückaktien ohne Nennbetrag).

Incorporation of the Company

The legal predecessor of our company was founded as Generis GmbH on May 5, 1999 by our founders, Dr. Ingo Ederer, Prof. Dr. Joachim Heinzl and Rainer Höchsmann. The incorporation was registered with the commercial register of the local court (Amtsgericht) of Augsburg under the number HRB 17081 on May 25, 1999.

By a shareholders' resolution as of November 18, 2003, the name of Generis GmbH was changed to Voxeljet Technology GmbH. The name change was registered with the commercial register of the local court of Augsburg on January 7, 2004.

On July 2, 2013, the former shareholders of Voxeljet Technology GmbH, Startkapital-Fonds Augsburg GmbH, Technologie Beteiligungsfonds Bayern GmbH & Co. KG, Franz Industriebeteiligungen AG, Dr. Ingo Ederer, Prof. Dr. Joachim Heinzl and AleSta Beteiligungs GmbH incorporated VXLT 2013 AG, which was registered in the commercial register of the local court of Augsburg on July 11, 2013 under number HRB 27999. Upon its incorporation, VXLT 2013 AG had a nominal share capital amounting to €50,000.

Voxeljet Technology GmbH was subsequently merged by way of merger through assumption into VXLT 2013 AG on July 29, 2013 effective as of August              , 2013 upon registration of the merger in the commercial register of the surviving entity, VXLT 2013 AG. As part of the merger, VXLT 2013 AG will change its name to voxeljet AG effective upon the registration of the merger in the commercial register. By way of merger through assumption, voxeljet AG, as the surviving entity, has taken over all assets and liabilities of Voxeljet Technology GmbH by universal assumption and accession under German mandatory law, and Voxeljet Technology GmbH ceased to exist. As a result of the merger, voxeljet AG will increase its share capital by €1,950,000, from €50,000 to €2,000,000 by issuing ordinary shares to the shareholders of the contributing entity, Voxeljet Technology GmbH, as compensation for the transfer and merger of Voxeljet Technology GmbH into voxeljet AG.

Since the merger was concluded within two years after the incorporation of voxeljet AG, the merger is considered to be a post-incorporation acquisition contract (Nachgründungsvertrag), which must be registered in the local commercial register with the local court of Augsburg in order to be valid pursuant to Section 67 of the German Transformation Act (Umwandlungsgesetz) in connection with Section 52 AktG. We have complied with the respective requirements under German law, and the

merger agreement was duly registered as a post-incorporation acquisition contract on                      , 2013.

Two of our current shareholders, Startkapital-Fonds Augsburg GmbH and Technologie Beteiligungsfonds Bayern GmbH & Co. KG, used to be silent partners (stille Gesellschafter) in our legal predecessor, Voxeljet Technology GmbH. The silent partnership with Startkapital-Fonds Augsburg GmbH was terminated on November 18, 2003, on which date Startkapital-Fonds Augsburg GmbH and Technologie Beteiligungsfonds Bayern GmbH & Co. KG became direct shareholders in Voxeljet Technology GmbH. The silent partnership with Technologie Beteiligungsfonds Bayern GmbH & Co. KG ended on December 31, 2008 upon expiration of the term of the silent partnership.

Form, Certification and Transferability of the Shares

Our shares are in registered form. The form and contents of our share certificates, any dividend certificates, renewal certificates and interest coupons are determined by our management board with the approval of our supervisory board. A shareholder's right to certificated shares is excluded, to the extent permitted by law and to the extent certification is not required by the stock exchange on which the shares are admitted to trading. We are permitted to issue share certificates that represent one or more shares.

All of our outstanding shares are no par-value ordinary registered shares. Under German law, if a resolution regarding a capital increase does not specify whether such increase will be in bearer or registered form, the new shares resulting from such capital increase will be no par-value ordinary registered shares by default. Any resolution regarding a capital increase may determine the profit participation of the new shares resulting from such capital increase.

Our shares are freely transferable under German law, with the transfer of ownership governed by the rules of the relevant clearing system.

General Information on Capital Measures

According to German law and pursuant to our articles of association, an increase of our share capital generally requires a resolution passed at our shareholders' meeting with a simple majority of the share capital represented at the relevant shareholders' meeting. The shareholders at such meeting may authorize our management board to increase our share capital with the consent of our supervisory board within a period of five years by issuing shares for a certain total amount (genehmigtes Kapital or authorized capital), which is a concept under German law that enables us to issue shares without going through the process of obtaining a shareholders' resolution.

Furthermore, our shareholders may resolve to amend or create further conditional capital (bedingtes Kapital); however, they may do so only to issue conversion or subscription rights to holders of convertible bonds, in preparation for a merger with another company or to issue subscription rights to employees and members of the management of our company or of an affiliated company by way of a consent or authorization resolution.

According to German law, any resolution pertaining to the creation of authorized or conditional capital requires the vote of at least three-quarters of the share capital represented at the relevant shareholders' meeting. The shareholders may also resolve to increase the share capital from company resources by converting capital reserve and profit reserves into share capital. Any resolution pertaining to an increase in share capital from company resources requires the vote of a simple majority of the share capital represented at the relevant shareholders' meeting.

The aggregate nominal amount of the authorized capital created by the shareholders may not exceed one-half of the share capital existing at the time of registration of the authorized capital with the commercial register.

According to German law, the aggregate nominal amount of the conditional capital created at the shareholders' meeting may not exceed one-half of the share capital existing at the time of the shareholders' meeting adopting such resolution. The aggregate nominal amount of the conditional capital created for the purpose of granting subscription rights to employees and members of the management of our company or of an affiliated company may not exceed 10% of the share capital existing at the time of the shareholders' meeting adopting such resolution.

Any resolution relating to a reduction of our share capital requires the vote of at least three-quarters of the share capital represented at the relevant shareholders' meeting according to mandatory German law.

Changes in Our Share Capital during the Last Three Fiscal Years

As of July 2, 2013, the date of the incorporation of voxeljet AG, our share capital as registered with the commercial register amounted to €50,000. Since then, our share capital has changed as follows:

    •
    As a result of the merger of Voxeljet Technology GmbH into voxeljet AG, voxeljet AG will increase its share capital by €1,950,000, from €50,000 to €2,000,000 by issuing 1,950,000 ordinary shares to the shareholders of the contributing entity, Voxeljet Technology GmbH, as compensation for the transfer and merger of Voxeljet Technology GmbH into voxeljet AG.

    •
    By resolution of the shareholders' meeting of voxeljet AG expected to be held in September 2013, our share capital is expected to be increased against contribution in cash from €2,000,000 to up to €             under exclusion of the statutory subscription rights of the shareholders. It is anticipated that the implementation of this capital increase will be registered with the commercial register on or about                      . The ordinary shares that are issued pursuant to this capital increase will, as represented by respective ADSs, form part of this offering.

Authorized Capital

Our authorized capital as of the date of this prospectus amounted to €             and was created by the resolution of our shareholders' meeting on                      , 2013. Under this authorized capital, the management board is authorized, subject to the consent of the supervisory board, to increase the company's share capital by up to €             through one or more issuances on or before                      by issuance of                      new no par-value shares against cash contributions and/or contributions in kind (Genehmigtes Kapital). With the consent of the supervisory board, the management board is authorized to exclude the shareholders' subscription rights in the following circumstances:

    •
    to exclude fractional amounts resulting from the subscription ratio from the statutory subscription right of the shareholders;

    •
    in the case of increases of the share capital against contributions in kind, in particular, but without limitation, to acquire companies, divisions of companies or interests in companies;

    •
    in the case that the increase of the share capital is against contributions in cash, and provided that the issue price of the new shares is not substantially lower (as defined in the German Stock Corporation Act) than the stock exchange price for our shares of the same class and having the same conditions already listed at the time of the final determination of the issue price, and further provided that the amount of the share capital represented by the shares issued under the exclusion of the statutory subscription right granted pursuant to German law does not exceed 10% of the share capital at the time of this authorization coming into effect or being exercised. The 10% threshold shall include new or treasury shares of our company which are issued or transferred during the term of this authorized capital on another legal basis under the exclusion of the statutory subscription rights granted pursuant to German law; or

    •
    for a portion of the authorized capital in the amount of €             , if required to fulfill an over-allotment option in the course of the listing of our shares on a stock exchange.

Subscription Rights

According to the German Stock Corporation Act, every shareholder is generally entitled to subscription rights (commonly known as preemptive rights) to any new shares issued within the framework of a capital increase, including convertible bonds, bonds with warrants, profit-sharing rights or income bonds in proportion to the number of shares he or she holds in the corporation's existing share capital. Under German law, these rights do not apply to shares issued out of conditional capital. A minimum subscription period of two weeks must be provided for the exercise of such subscription rights.

Under German law, the shareholders' meeting may pass a resolution excluding subscription rights if at least three-quarters of the share capital represented adopts the resolution. To exclude subscription rights, the management board must also make a report available to the shareholders justifying the exclusion and demonstrating that the company's interest in excluding the subscription rights outweighs the shareholders' interest in having them. In addition to approval by the general shareholders' meeting, the exclusion of subscription rights requires a justification. The justification must be based on the principle that our interest in excluding subscription rights outweighs the shareholders' interest in their subscription rights and may be subject to judicial review. Accordingly, under German law, the exclusion of subscription rights upon the issuance of new shares is permitted, in particular, if we increase the share capital against cash contributions, if the amount of the capital increase does not exceed 10% of the existing share capital and the issue price of the new shares is not significantly lower than the market price of our shares.

The authorization of the management board to issue convertible bonds or other securities convertible into shares must be limited to a period not exceeding five years as of the respective shareholder resolution.

Shareholders' Meetings, Resolutions and Voting Rights

Pursuant to our articles of association, shareholders' meetings may be held at our registered offices, at the registered seat of a German stock exchange or in a German city with more than 100,000 inhabitants. In general, shareholders' meetings are convened by our management board. The supervisory board is additionally required to convene a shareholders' meeting in cases where this is required under binding statutory law (i.e., if this is in the best interest of our company). In addition, shareholders who, individually or as a group, own at least 5% of our share capital may request that our management board convene a shareholders' meeting. If our management board does not convene a shareholders' meeting upon such a request, the shareholders may petition the competent German court for authorization to convene a shareholders' meeting.

The notice of the convening of a shareholders' meeting must be made public at least 36 days prior to the meeting. Shareholders who, individually or as a group, own at least 5% or €500,000 of our share capital may require that modified or additional items be added to the agenda of the shareholders' meeting and that these items be published before the shareholders' meeting takes place.

Under German law, our annual general shareholders' meeting must take place within the first eight months of each fiscal year. Among other things, the general shareholders' meeting is required to decide on the following issues:

    •
    appropriation and use of annual net income;

    •
    discharge or ratification of the actions taken by the members of our management board and our supervisory board;

    •
    the approval of our statutory auditors;

    •
    increases or decreases in our share capital;

    •
    the election of supervisory board members; and

    •
    to the extent legally required, the approval of our financial statements.

Each share carries one vote at a shareholders' meeting.

Our articles of association provide in Article 19 that the resolutions of the shareholders' meeting are adopted by a simple majority of the votes cast. To the extent required by law, certain resolutions may have to be approved by a simple majority of share capital represented at the meeting, in addition to the majority of votes cast.

Neither the German laws nor our articles of association provide for a minimum participation for a quorum for our shareholders' meetings.

Under German law, certain resolutions of fundamental importance require the vote of at least three-quarters of the share capital present or represented in the voting at the time of adoption of the resolution. Resolutions of fundamental importance include, in particular, capital increases with exclusion of subscription rights, capital decreases, the creation of authorized or conditional share capital, the dissolution of a company, a merger into or with another company, split-offs and split-ups, the conclusion of inter-company agreements (Unternehmensverträge), in particular control agreements (Beherrschungsverträge), and profit and loss transfer agreements (Ergebnisabführungsverträge), and a change of the legal form of a company.

Dividend Rights

Under German law, distributions of dividends on shares for a given fiscal year are generally determined by a process in which the management board and supervisory board submit a proposal to our annual general shareholders' meeting held in the subsequent fiscal year and such annual general shareholders' meeting adopts a resolution. German law provides that a resolution concerning dividends and distribution thereof may be adopted only if the company's unconsolidated financial statements under the applicable law show net retained profits. In determining the profit available for distribution, the result for the relevant year must be adjusted for profits and losses brought forward from the previous year and for withdrawals from or transfers to reserves. Certain reserves are required by law and must be deducted when calculating the profit available for distribution.

Shareholders participate in profit distributions in proportion to the number of shares they hold. Dividends on shares resolved by the general shareholders' meeting are paid annually, shortly after the general shareholders' meeting, in compliance with the rules of the respective clearing system. Dividend payment claims are subject to a three-year statute of limitation in the company's favor.

Liquidation Rights

Apart from liquidation as a result of insolvency proceedings, we may be liquidated only with a vote of the holders of at least three-quarters of the share capital represented at the shareholders' meeting at which such a vote is taken. If we are liquidated, any assets remaining after all of our liabilities have been paid off would be distributed among our shareholders in proportion to their holdings in accordance with German statutory law. The German Stock Corporation Act provides certain protections for creditors which must be observed in the event of liquidation.

Authorization to Acquire Our Own Shares

The shareholders' meeting adopted a resolution on                      , 2013 authorizing the management board, for a period until                      , 2018, subject to the consent of the supervisory board and provided it complies with the legal requirement of equal treatment, to purchase our shares in an amount up to 10% of our total share capital. The shares may be purchased by means of a sale on a stock exchange or an offer to all shareholders in one or more tranches and may be used for any purpose permitted by law. The management board is authorized to redeem the purchased shares without further resolution by the shareholders' meeting. The management board is also authorized to sell the purchased shares in other ways than a sale on a stock exchange or an offer to all shareholders under full or partial exclusion of the statutory subscription rights of the shareholders with the supervisory board's consent as follows: (i) to exclude shareholders' subscription rights for fractional amounts, (ii) by selling the purchased shares against consideration, (iii) by selling the purchased shares against cash consideration, if the consideration is not significantly lower than the market price at the time of the sale and (iv) to satisfy our obligations from option or conversion rights or conversion obligations (or combinations of these instruments) which grant a conversion or option right or an obligation to convert.

Squeeze-Out of Minority Shareholders

Under German law, the shareholders' meeting of a stock corporation may resolve upon request of a shareholder that holds at least 95% of the share capital that the shares held by any remaining minority shareholders be transferred to this shareholder against payment of "adequate cash compensation" (Ausschluss von Minderheitsaktionären). This amount must take into account the full value of the company at the time of the resolution, which is generally determined using the future earnings value method (Ertragswertmethode).

Objects and Purposes of Our Company

Our business purpose, as described in section 2 of our articles of association, is the development, production and distribution of 3D printers, 3D printing systems, three dimensional moulds, models and other 3D printing solutions and 3D products of materials of all kinds as well as supply of related services in that field including web-based sales.

We may engage in all business activities which serve, directly or indirectly, our business purpose. In particular, we are allowed to invest in, acquire interests in and dispose of other companies, and to establish domestic and foreign branch offices and subsidiaries. Furthermore, we may enter into agreements with our affiliates and third parties against consideration in the context of acting as a management holding company or operational holding company by way of direct or indirect corporate governance, management and administration of our affiliates.

Registration of the Company with Commercial Register

We are a German stock corporation (Aktiengesellschaft, or AG) that is organized under the laws of Germany. On July 11, 2013, our company was registered in the commercial register of Augsburg, Germany under the number HRB 27999.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Citibank, N.A. has agreed to act as the depositary for the American Depositary Shares. Citibank's depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as "ADSs" and represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as "American Depositary Receipts" or "ADRs." The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citigroup Global Markets Deutschland AG, located at Reuterweg 16, 60323 Frankfurt, Germany.

We have appointed Citibank as depositary pursuant to a deposit agreement. A copy of the deposit agreement will be filed with the SEC prior to effectiveness of the registration statement of which this prospectus forms a part under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC's website at www.sec.gov. Please refer to Registration Number 333-                           when retrieving such copy.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety.

Each ADS represents the right to receive, and to exercise the beneficial ownership interest in,                            of an ordinary share on deposit with the custodian. An ADS also represents the right to receive any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. The custodian, the depositary and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the deposit agreement be vested in the beneficial owners of the ADSs. The depositary, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of ADSs. Beneficial owners of ADSs will be able to exercise beneficial ownership interests in the deposited property only through the registered holders of the ADSs, by the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary, and by the depositary (on behalf of the owners of the corresponding ADSs) directly, or indirectly through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of Germany, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, we will not treat you as one of our shareholders and you will not have direct shareholder rights. The depositary will hold on your behalf the shareholder rights attached to the ordinary shares underlying your ADSs. As an owner of ADSs you will be able to exercise the shareholders rights for the ordinary shares represented by your ADSs through the depositary only to the extent contemplated in the deposit agreement. To exercise any shareholder rights not contemplated in the deposit agreement you will, as an ADS owner, need to arrange for the cancellation of your ADSs and become a direct shareholder.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the "direct registration system," or DRS). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the DRS, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The DRS includes automated transfers between the depositary and The Depository Trust Company, or DTC, the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the "holder." When we refer to "you," we assume the reader owns ADSs and will own ADSs at the relevant time.

The registration of the ordinary shares in the name of the depositary or the custodian shall, to the maximum extent permitted by applicable law, vest in the depositary or the custodian the record ownership in the applicable ordinary shares with the beneficial ownership rights and interests in such ordinary shares being at all times vested with the beneficial owners of the ADSs representing the ordinary shares. The depositary or the custodian shall at all times be entitled to exercise the beneficial ownership rights in all deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.

Dividends and Distributions

As a holder of ADSs, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date, after deduction of the applicable fees, taxes and expenses.

  Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of Germany.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

  Distributions of Ordinary Shares

Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-ordinary shares ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

  Distributions of Rights

Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than in the form of ADSs.

The depositary will not distribute the rights to you if:

    •
    we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you;

    •
    we fail to deliver satisfactory documents to the depositary; or

    •
    it is not reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

  Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional ADSs, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in Germany would receive upon failing to make an election, as more fully described in the deposit agreement.

  Other Distributions

Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

The depositary will not distribute the property to you and will sell the property if:

    •
    we do not request that the property be distributed to you or if we ask that the property not be distributed to you;

    •
    we do not deliver satisfactory documents to the depositary; or

    •
    the depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

  Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes Affecting Ordinary Shares

The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or any other reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets of us.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the ordinary shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Ordinary Shares

Upon the completion of this offering, the share certificates representing the ordinary shares that are being offered for sale by us and the selling shareholders pursuant to this prospectus will be deposited with the custodian. Upon receipt of confirmation of such deposit, the depositary will issue the ADSs to the underwriters named in this prospectus.

After the closing of this offering, the depositary may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by U.S. and German legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

    •
    the ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

    •
    all preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised.

    •
    you are duly authorized to deposit the ordinary shares.

    •
    the ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, "restricted securities" (as defined in the deposit agreement).

    •
    the ordinary shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

    •
    ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;

    •
    provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

    •
    provide any transfer stamps required by the State of New York or the United States; and

    •
    pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Ordinary Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian's offices. Your ability to withdraw the ordinary shares may be limited by U.S. and German considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

    •
    temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders' meeting or a payment of dividends;

    •
    obligations to pay fees, taxes and similar charges; or

    •
    restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in the section entitled "Description of Share Capital — Shareholders' Meetings, Resolutions and Voting Rights" in this prospectus.

At our request, the depositary will distribute to you any notice of shareholders' meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs.

If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities (in person or by proxy) represented by the holder's ADSs in accordance with such voting instructions.

Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner. Securities for which no voting instructions have been received will not be voted.

Fees and Charges

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees
(1) Issuance of ADSs upon deposit of shares (excluding issuances as a result of distributions of shares described in (4) below)	Up to U.S. 5¢ per ADS issued
(2) Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled
(3) Distribution of cash dividends or other cash distributions (i.e., sale of rights or other entitlements)	Up to U.S. 5¢ per ADS held
(4) Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions or (ii) exercise of rights to purchase additional ADSs.	Up to U.S. 5¢ per ADS held
(5) Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spin-off shares)	Up to U.S. 5¢ per ADS held
(6) ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary

As an ADS holder you will also be responsible to pay certain charges such as:

    •
    taxes (including applicable interest and penalties) and other governmental charges;

    •
    the registration fees as may from time to time be in effect for the registration of ordinary shares on the share register and applicable to transfers of ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

    •
    certain cable, telex and facsimile transmission and delivery expenses;

    •
    the expenses and charges incurred by the depositary in the conversion of foreign currency;

    •
    the fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and ADRs; and

    •
    the fees and expenses incurred by the depositary, the custodian, or any nominee in connection with the servicing or delivery of deposited property.

ADS fees and charges payable upon (i) deposit of ordinary shares against issuance of ADSs and (ii) surrender of ADSs for cancellation and withdrawal of ordinary shares are charged to the person to whom the ADSs are delivered (in the case of ADS issuances) and to the person who delivers the ADSs for cancellation (in the case of ADS cancellations). In the case of ADSs issued by the depositary into

DTC or presented to the depositary via DTC, the ADS issuance and cancellation fees and charges are charged to the DTC participant(s) receiving the ADSs or the DTC participant(s) surrendering the ADSs for cancellation, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account(s) of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participant(s) as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee are charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes.

The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time.

Amendments and Termination

We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days' prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours, but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary's obligations to you. Please note the following:

    •
    we and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith;

    •
    the depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement;

    •
    the depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice;

    •
    we and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement;

    •
    we and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, any present or future law or regulation, or by reason of any present or future provision of our articles of association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control;

    •
    we and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our articles of association or in any provisions of or governing the securities on deposit;

    •
    we and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting ordinary shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information;

    •
    we and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you;

    •
    we and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties;

    •
    we and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement; and

    •
    no disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.

Pre-Release Transactions

Subject to the terms and conditions of the deposit agreement, the depositary may issue to broker/dealers ADSs before receiving a deposit of ordinary shares or release ordinary shares to broker/dealers before receiving ADSs for cancellation. These transactions are commonly referred to as "pre-release transactions" and are entered into between the depositary and the applicable broker/dealer. The deposit agreement limits the aggregate size of pre-release transactions (not to exceed 30% of the ordinary shares on deposit in the aggregate) and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

    •
    convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical;

    •
    distribute the foreign currency to holders for whom the distribution is lawful and practical; or

    •
    hold the foreign currency (without liability for interest) for the applicable holders.

 SHARES ELIGIBLE FOR FUTURE SALES

Upon completion of this offering, we will have                           ordinary shares represented by                           ADSs, representing approximately          % of our outstanding ordinary shares. All of the ADSs sold in this offering will be freely transferable by persons other than by our "affiliates" without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and although we intend to apply to list the ADSs on the New York Stock Exchange, we cannot assure you that a regular trading market will develop in the ADSs. We do not intend to list our ordinary shares on a trading market and therefore do not expect that a trading market will develop for our ordinary shares not represented by the ADSs. Furthermore, since no ordinary shares or ADSs will be available for sale by our shareholders after the completion of this offering because of the contractual and legal restrictions on resale described below, sales of substantial numbers of ADSs in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Lock-Up Agreements

We, the members of our management board and supervisory board and the selling shareholders have agreed to certain restrictions on our and their ability to sell additional ADSs or ordinary shares for a period of 180 days after the date of this prospectus. We and they have agreed not to directly or indirectly offer for sale, sell, contract to sell, grant any option for the sale of, or otherwise issue or dispose of, any ADSs or ordinary shares, options or warrants to acquire ADSs or ordinary shares, or any related security or instrument, without the prior written consent of Piper Jaffray and Citigroup Global Markets Inc. The agreements provide exceptions for, among other things, sales to underwriters pursuant to the underwriting agreement. For more information, see "Underwriting."

Rule 144

In general, under Rule 144 under the Securities Act as in effect on the date of this prospectus, beginning 90 days after the effective date of the Registration Statement of which this prospectus forms a part, a person who is not an affiliate of ours at any time during the three months preceding a sale, and who has held their ordinary shares for at least six months, as measured by SEC rule, including the holding period of any prior owner other than one of our affiliates, may sell ordinary shares without restriction, provided current public information about us is available. In addition, under Rule 144, any person who is not an affiliate of ours at any time during the three months preceding a sale, and who has held their ordinary shares for at least one year, as measured by SEC rule, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of ordinary shares immediately upon consummation of this offering without regard to whether current public information about us is available.

Beginning 90 days after the effective date of the Registration Statement of which this prospectus forms a part, a person who is an affiliate of ours and who has beneficially owned "restricted" ordinary shares for at least six months, as measured by SEC rule, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted ordinary shares within any three-month period that does not exceed the greater of:

    •
    1% of the number of ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately                            ordinary shares immediately after this offering (                           ordinary shares if the underwriters exercise their over-allotment option); and

    •
    the average weekly trading volume of our ADSs on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted ordinary shares under Rule 144 held by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also requires that affiliates relying on Rule 144 to sell ordinary shares that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

In addition, in each case, these ordinary shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S under the Securities Act provides that shares owned by any person may be sold without registration in the United States, provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our shares may be sold outside the United States without registration in the United States being required.

Rule 701

Under Rule 701 under the Securities Act, ordinary shares acquired upon the exercise of options or pursuant to other rights granted under a written compensatory stock or option plan or other written agreement in compliance with Rule 701 may be resold, by:

    •
    persons other than affiliates, beginning 90 days after the effective date of the Registration Statement of which this prospectus forms a part, subject only to the manner-of-sale provisions of Rule 144; and

    •
    our affiliates, beginning 90 days after the effective date of the Registration Statement of which this prospectus forms a part, subject to the manner-of-sale and volume limitations, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

As of July 29, 2013, no options to purchase ordinary shares were outstanding.

 EXCHANGE CONTROLS AND LIMITATIONS AFFECTING SHAREHOLDERS

There are currently no legal restrictions in Germany on international capital movements and foreign-exchange transactions, except in limited embargo circumstances (Teilembargo) relating to certain areas, entities or persons as a result of applicable resolutions adopted by the United Nations and the European Union. Restrictions currently exist with respect to, among others, Belarus, Congo, Egypt, Eritrea, Guinea, Guinea-Bissau, Iran, Iraq, Ivory Coast, Lebanon, Liberia, Libya, North Korea, Somalia, South Sudan, Sudan, Syria, Tunisia, and Zimbabwe.

For statistical purposes, there are, however, limited notification requirements regarding transactions involving cross-border monetary transfers. With some exceptions, every corporation or individual residing in Germany must report to the German Central Bank (Deutsche Bundesbank) (i) any payment received from, or made to, a non-resident corporation or individual that exceeds €12,500 (or the equivalent in a foreign currency) and (ii) any claim against, or liability payable to, a non-resident or corporation in excess of €5 million (or the equivalent in a foreign currency) at the end of any calendar month. Payments include cash payments made by means of direct debit, checks and bills, remittances denominated in euros and other currencies made through financial institutions, as well as netting and clearing arrangements.

TAXATION

German Taxation

The following discussion describes the material German tax consequences for a holder that is a U.S. person of acquiring, owning, and disposing of the ADSs. A holder that is a U.S. person, which we refer to as a "U.S. treaty beneficiary", is a resident of the United States for purposes of the Agreement between the Federal Republic of Germany and United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and on Capital as of June 4, 2008 (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung und zur Verhinderung der Steuerverkürzung auf dem Gebiet der Steuern vom Einkommen und vom Vermögen und einiger anderer Steuern in der Fassung vom 4. Juni 2008), which we refer to as the "Treaty," who is fully eligible for benefits under the Treaty.

A holder will be a U.S. treaty beneficiary entitled to full Treaty benefits in respect of the ADSs if it is, inter alia:

    •
    the beneficial owner of the ADSs (and the dividends paid with respect thereto);

    •
    a citizen or an individual resident of the United States, a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized under the laws of the United States or any state thereof or the District of Columbia, an estate the income of which is subject to U.S. federal income tax without regard to its source, or a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for U.S. federal income tax purposes;

    •
    not also a resident of Germany for German tax purposes; and

    •
    not subject to the limitation on benefits (i.e., anti-treaty shopping) article of the Treaty that applies in limited circumstances.

Special rules apply to pension funds and certain other tax-exempt investors.

This discussion does not address the treatment of ADSs that are (i) held in connection with a permanent establishment or fixed base through which a U.S. treaty beneficiary carries on business or performs personal services in Germany or (ii) part of business assets for which a permanent representative in Germany has been appointed.

With the exemption of the subsection " — General Rules for the Taxation of Shareholders Tax Resident in Germany" below, which provides an overview of dividend taxation with regards to the general principles applicable on tax residents in Germany, this discussion applies only to U.S. treaty beneficiaries that acquire ADSs in the initial offering and hold ADSs as capital assets for U.S. federal income tax purposes. It does not purport to be a comprehensive description of all tax considerations that may be relevant to a decision to purchase ADSs by any particular investor, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of taxpayers that are generally assumed to be known by investors. In particular, this discussion does not address tax considerations applicable to a U.S. treaty beneficiary that may be subject to special tax rules, including, without limitation, a dealer in securities or currencies, a trader in securities that elects to use a mark-to-market method of accounting for securities holdings, banks, thrifts, or other financial institutions, U.S. expatriates, an insurance company, a tax-exempt organization, a person that holds ADSs as part of a hedge, straddle, conversion or other integrated transaction for tax purposes, a person that purchases or sells ordinary shares or ADSs as part of a wash sale for tax purposes, a person whose functional currency for tax purposes is not the U.S. dollar, a person subject to the U.S. alternative minimum tax, or a person that owns or is deemed to own 10% or more of the company's voting stock. In addition, the discussion does not address tax consequences to an entity treated as a partnership (or other pass-through entity) for U.S. federal income tax purposes that holds ADSs. The U.S. federal income tax treatment of each partner of the partnership generally will depend upon the status of the partner and the activities of the partnership. Prospective purchasers that are partners in a partnership holding ADSs should consult their own tax advisors.

This discussion is based on German tax laws, including, but not limited to interpretation circulars issued by German tax authorities, which are not binding on the courts, and the Treaty. It is based upon tax laws in effect at the time of preparation of this prospectus (July 2013). These laws are subject to change, possibly on a retroactive basis. There is no assurance that German tax authorities will not challenge one or more of the tax consequences described in this discussion.

In addition, this discussion is based upon the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. It does not purport to be a comprehensive or exhaustive description of all German or U.S. tax considerations that may be of relevance in the context of acquiring, owning and disposing of ADSs.

Prospective holders of ADSs should consult their own tax advisors regarding the German tax consequences of the purchase, ownership and disposition of our ADSs in light of their particular circumstances, including the effect of any state, local, or other foreign or domestic laws or changes in tax law or interpretation.

German Taxation of ADSs

This subsection "German Taxation of ADSs" is the opinion of Dechert LLP.

General

Due to the interpretation circular issued by the German Federal Ministry of Finance (BMF-Schreiben) (dated May 24, 2013, reference number IV C 1-S2204/12/10003), for German tax purposes, the ADSs should represent a beneficial ownership interest in the underlying shares. Dividends are accordingly attributable to U.S. treaty beneficiaries of the ADSs for tax purposes, and not to the legal owner of the ordinary shares (i.e., the financial institution on behalf of whom the ordinary shares are stored at a domestic depository for the ADS holders), and U.S. treaty beneficiaries are treated as holding an interest in the company's ordinary shares for German tax purposes. For the purpose of this German tax section it is assumed that the ADSs qualify as ADSs within the meaning of the interpretation circular issued by the German Federal Ministry of Finance as of May 24, 2013.

German Taxation of Dividends and Capital Gains

General Rules for the Taxation of Shareholders Tax Resident in Germany

This subsection provides an overview of dividend taxation with regards to the general principles applicable on tax residents in Germany.

The German dividend and capital gains taxation rules applicable to German tax residents require a distinction between shares held as private assets (Kapitalvermögen) and shares held as business assets (Gewerbebetrieb).

In case the shares are held as private assets, dividends and capital gains are taxed as investment income and are principally subject to 25% German flat income tax on capital income (Abgeltungsteuer) (plus a 5.5% solidarity surcharge (Solidaritätszuschlag) thereon, resulting in an aggregate rate of 26.375%), which is levied in the form of withholding tax (Kapitalertragsteuer). The shareholder is taxed on its gross personal investment income, less the saver's tax-free allowance of €801 for an individual or €1,602 for a married couple filing taxes jointly. The deduction of income related expenses actually incurred is generally not possible. Private investors can apply to have their investment income assessed in accordance with the general rules on determining an individual's tax bracket if this would result in a lower tax burden. In this case, the shareholder will be taxed on gross personal investment income, less the saver's tax-free allowance of €801 (€1,602 for married couples filing jointly), without deduction of income-related expenses actually incurred. If tax is initially withheld, it will be credited against the amount of personal income tax assessed against the shareholder.

Losses resulting from the disposal of shares can only be offset by capital gains from the sale of shares. If, however, a shareholder directly or indirectly held at least 1% of the share capital of the company at any time during the five years preceding the sale, 60% of any capital gains resulting from the sale are taxable at the shareholder's personal income tax rate (plus 5.5% solidarity surcharge thereon). Conversely, 60% of any capital losses are recognized for tax purposes.

In case the shares are held as business assets, the taxation depends on the legal form of the shareholder (i.e., whether the shareholder is a corporation, an individual or a partnership). Irrespective of the legal form of the shareholder, dividends are subject to the aggregate withholding tax rate of 26.375%. The withholding tax (Kapitalertragsteuer) is credited against the respective shareholder's final (corporate) income tax liability. To the extent the amount withheld exceeds the (corporate) income tax liability, the withholding tax will be refunded, provided that certain requirements are met.

Special rules apply to financial institutions (Kreditinstitute), financial services providers (Finanzdienstleistungsinstitute), financial enterprises (Finanzunternehmen), life insurance and health insurance companies, and pension funds.

With regard to shareholders in the legal form of a corporation, dividends and capital gains are effectively 95% tax exempt from corporate income tax (including solidarity surcharge). However, with regards to dividends (not to capital gains) realized after February 28, 2013, the 95% corporate income tax exemption only applies if the corporation holds at least 10% of the shares in the company at the beginning of the calendar year. Business expenses actually incurred in connection with the dividends and capital gains might not be tax deductible for corporate income and trade tax purposes except if certain requirements are met.

Dividends are fully subject to trade tax (Gewerbesteuer), unless the shareholder holds at least 15% of the shares in the company at the beginning of the tax assessment period. In the latter case, effectively 95% of the dividends are also exempt from trade tax. Capital gains, however, are, irrespective of the size of the shareholding, 95% exempt from trade tax. Losses from the sale of shares are not tax deductible for corporate income tax and trade tax purposes.

With regards to individuals holding shares as business assets, 60% of dividends and capital gains are taxed at the individual's personal income tax rate (plus 5.5% solidarity surcharge thereon). Correspondingly, only 60% of business expenses related to the dividends and capital gains are principally deductible for income tax purposes.

If shares are held as business assets of a commercial permanent establishment located in Germany, dividends are fully subject to trade tax, unless the sole proprietor holds at least 15% of the company's shares at the beginning of the tax assessment period. In this case dividends are fully tax exempt from trade tax. With regards to capital gains, only 60% of the gains are subject to trade tax. 60% of any losses from the sale of shares are tax deductible for income tax and trade tax purposes. All or part of the trade tax is generally credited as a lump sum against the income taxes of the individual.

General rules for the Taxation of Shareholders Not Tax Resident in Germany

Non German resident holders of ADSs are subject to German taxation with respect to German source income (beschränkte Steuerpflicht). According to the German ADR circular dated May 24, 2013, income from the shares should be attributed to the holder of the ADSs for German tax purposes. As a consequence, income from the ADSs should be treated as German source income (beschränkte Steuerpflicht).

The full amount of a dividend distributed by the company to a non German resident shareholder which does not maintain a permanent establishment or other taxable presence in Germany is subject to (final) German withholding tax (Kapitalertragsteuer) at an aggregate rate of 26.375%. The basis for the withholding tax is the approval of the dividend for distribution by the company's general shareholder meeting. The amount of the relevant taxable income is based on the gross amount in euro; any currency differences shall be irrelevant.

German withholding tax is withheld and remitted to the German tax authorities by the disbursing agent (i.e., the German bank, financial services institution, securities trading enterprise or securities trading bank (each as defined in the German Banking Act (Kreditwesengesetz) and in each case including a German branch of a foreign enterprise, but excluding a foreign branch of a German enterprise) that holds or administers the underlying shares in custody and disburses or credits the dividend income from the underlying shares or disburses or credits the dividend income from the underlying shares on delivery of the dividend coupons or disburses such dividend income to a foreign agent or the central securities depository (Wertpapiersammelbank) in terms of the German Depositary Act (Depotgesetz)) holding the underlying shares in a collective deposit, if such central securities depository disburses the dividend income from the underlying shares to a foreign agent, regardless of whether or not a holder must report the dividend for tax purposes and regardless of whether or not a holder is a resident of Germany.

Pursuant to the Treaty, the German withholding tax may not exceed 15% of the dividends received by U.S. treaty beneficiaries. The excess of the total withholding tax, including the solidarity surcharge, over the maximum rate of withholding tax permitted by the Treaty is refunded to U.S. treaty beneficiaries upon application. For example, for a declared dividend of 100, a U.S. treaty beneficiary initially receives 73.625 (100 minus the 26.375% withholding tax). The U.S. treaty beneficiary is entitled to a partial refund from the German tax authorities in the amount of 11.375% of the gross dividend (of 100). As a result, the U.S. treaty beneficiary ultimately receives a total of 85 (85% of the declared dividend) following the refund of the excess withholding. However, such refund is subject to the German anti-avoidance treaty shopping rule (as described below in section " — Withholding Tax Refund for U.S. Treaty Beneficiaries").

German Taxation of Capital Gains of the U.S. Treaty Beneficiaries of the ADSs

The capital gains from the disposition of ADSs realized by a non German resident shareholder which does not maintain a permanent establishment or other taxable presence in Germany would be treated as German source income and subject to German tax (beschränkte Steuerpflicht) if such holder at any time during the five years preceding the disposition, directly or indirectly, held ADSs that represent 1%

or more of the company's shares. If such holder had acquired the ADSs without consideration, the previous owner's holding period and size of the holding would also be taken into account.

However, U.S. treaty beneficiaries are eligible for treaty benefits under the Treaty (as discussed above in the section " — German Taxation"). Pursuant to the Treaty, U.S. treaty beneficiaries are not subject to German tax even under the circumstances described in the preceding paragraph.

German statutory law requires the disbursing agent to levy withholding tax on capital gains from the sale of shares or other securities held in a custodial account in Germany. With regards to the German taxation of capital gains, disbursing agent means a German bank, a financial services institution, a securities trading enterprise or a securities trading bank (each as defined in the German Banking Act (Kreditwesengesetz) and, in each case including a German branch of a foreign enterprise, but excluding a foreign branch of a German enterprise) that holds the ADSs in custody or administers the ADSs for the investor or conducts sales or other dispositions and disburses or credits the income from the ADSs to the holder of the ADSs. The German statutory law does not explicitly condition the obligation to withhold taxes on capital gains being subject to taxation in Germany under German statutory law or on an applicable income tax treaty permitting Germany to tax such capital gains.

However, an interpretation circular issued by the German Federal Ministry of Finance (BMF-Schreiben) (dated October 9, 2012, reference number IV C 1-S2252/10/10013) provides that taxes need not be withheld when the holder of the custody account is not a resident of Germany for tax purposes and the income is not subject to German taxation. The interpretation circular further states that there is no obligation to withhold such tax even if the non-resident holder owns 1% or more of the shares of a German company. While interpretation circulars issued by the German Federal Ministry of Finance are only binding on the tax authorities but not on the tax courts, in practice, the disbursing agents nevertheless typically rely on guidance contained in such interpretation circulars. Therefore, a disbursing agent would only withhold tax at 26.375% on capital gains derived by a U.S. treaty beneficiary from the sale of ADSs held in a custodial account in Germany in the unlikely event that the disbursing agent did not follow this guidance. In this case, the U.S. treaty beneficiary should be entitled to claim a refund of the withholding tax from the German tax authorities under the Treaty (as described in the section " — Withholding Tax Refund for U.S. Treaty Beneficiaries").

Withholding Tax Refund for U.S. Treaty Beneficiaries

U.S. treaty beneficiaries are generally eligible for treaty benefits under the Treaty (as discussed above in Section " — German Taxation"). Accordingly, U.S. treaty beneficiaries are entitled to claim a refund of the portion of the otherwise applicable 26.375% German withholding tax on dividends that exceeds the applicable Treaty rate. However, such refund is subject to the German anti-avoidance treaty shopping rule according to section 50d para. 3 of the German Income Tax Act (Einkommensteuergesetz). Generally, this rule requires that the U.S. treaty beneficiary (in case it is a non German resident company) maintains its own administrative substance and conducts its own business activities. In particular, a foreign company has no right to a full or partial refund to the extent persons holding ownership interests in the company would not be entitled to the refund if they derived the income directly and the gross income realized by the foreign company is not caused by the business activities of the foreign company, and there are either no economic or other valid reasons for the interposition of the foreign company, or the foreign company does not participate in general commerce by means of a business organization with resources appropriate to its business purpose. However, this shall not apply if the foreign company's principal class of stock is regularly traded in substantial volume on a recognized stock exchange, or if the foreign company is subject to the provisions of the German Investment Tax Act (Investmentsteuergesetz).

Individual claims for refunds may be made on a separate form, which must be filed with the German Federal Central Tax Office (Bundeszentralamt für Steuern), An der Küppe 1, 53225 Bonn, Germany. The form is available at the same address, on the German Federal Tax Office's website (www.bzst.de) or from the Embassy of the Federal Republic of Germany, 2300 M Street, NW, Washington DC 20037. Generally, the refund claim becomes time-barred after four years following the calendar year in which the dividend is received. As part of the individual refund claim, a U.S. treaty beneficiary must submit to the German tax authorities the original withholding certificate (or a certified copy thereof) issued by the disbursing agent and documenting the tax withheld, and an official certification of United States tax residency on IRS Form 6166. IRS Form 6166 may be obtained by filing a properly completed IRS Form 8802 with the Internal Revenue Service, P.O. Box 71052, Philadelphia, PA 19176-6052. Requests for certification must include the U.S. treaty beneficiary's name, social security number or employer identification number, the type of U.S. tax return filed, the tax period for which the certification is requested and a user fee of $85. An online payment option is also available at www.irs.gov. If the online payment option is used, then the completed IRS Form 8802 and all required attachments should be mailed to Department of the Treasury, Internal Revenue Service, Philadelphia, PA 19255-0625. The Internal Revenue Service will send the certification on IRS Form 6166 to the U.S. treaty beneficiary, who must then submit the certification with the claim for refund of withholding tax.

Under a simplified refund procedure based on electronic data exchange (Datenträgerverfahren) a disbursing agent that is registered as a participant in the electronic data exchange procedure with the German Federal Central Tax Office (Bundeszentralamt für Steuern) may file an electronic collective refund claim on behalf of all of the U.S. treaty beneficiaries for whom it holds the company's ADSs in custody. However the simplified refund procedure only allows for a refund up to the regular tax rate provided in the Treaty. It is not possible to use the simplified refund procedure to claim a further refund, for example based on special privileges under the Treaty.

Due to the legal structure of the ADSs, only limited guidance of the German tax authorities exists on the practical application of this procedure with respect to the ADSs.

German Inheritance and Gift Tax (Erbschaft-und Schenkungsteuer)

Under German domestic law, the transfer of the ordinary shares in the company and, as a consequence, the transfer of the ADSs would be subject to German gift or inheritance tax if:

(a)
the decedent or donor or heir, beneficiary or other transferee (i) maintained his or her residence or a habitual abode in Germany or had its place of management or registered office in Germany at the time of the transfer, or (ii) is a German citizen who has spent no more than five consecutive years outside Germany without maintaining a residence in Germany or (iii) is a German citizen who serves for a German entity established under public law and is remunerated for his or her service from German public funds (including family members who form part of such person's household, if they are German citizens) and is only subject to estate or inheritance tax in his or her country of residence or habitual abode with respect to assets located in such country (special rules apply to certain former German citizens who neither maintain a residence nor have their habitual abode in Germany), or

(b)
at the time of the transfer, the ADSs are held by the decedent or donor as business assets forming part of a permanent establishment in Germany or for which a permanent representative in Germany has been appointed, or

(c)
the ADSs subject to such transfer form part of a portfolio that represents at the time of the transfer 10% or more of the registered share capital of the company and that has been held directly or indirectly by the decedent or donor, either alone or together with related persons.

Under the Agreement between the Federal Republic of Germany and the United States of America for the avoidance of double taxation with respect to taxes on inheritances and gifts (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung auf dem Gebiet der Nachlass-, Erbschaft- und Schenkungsteuern in der Fassung vom 21. Dezember 2000), hereinafter referred to as the "United States-Germany Inheritance and Gifts Tax Treaty", a transfer of ADSs by gift or upon death is not subject to German inheritance or gift tax if the donor or the transferor is domiciled in the United States, within the meaning of the United States-Germany Inheritance and Gift Tax Treaty, and is neither a citizen of Germany nor a former citizen of Germany and, at the time of the transfer, the ADSs are not held by the decedent or donor as business assets forming part of a permanent establishment in Germany or for which a permanent representative in Germany has been appointed.

Notwithstanding the foregoing, in case the heir, transferee or other beneficiary (i) has, at the time of the transfer, his or her residence or habitual abode in Germany, or (ii) is a German citizen who has spent no more than five (or, in certain circumstances, ten) consecutive years outside Germany without maintaining a residence in Germany or (iii) is a German citizen who serves for a German entity established under public law and is remunerated for his or her service from German public funds (including family members who form part of such person's household, if they are German citizens) and is only subject to estate or inheritance tax in his or her country of residence or habitual abode with respect to assets located in such country (or special rules apply to certain former German citizens who neither maintain a residence nor have their habitual abode in Germany), the transferred ADSs are subject to German inheritance or gift tax.

If, in this case, Germany levies inheritance or gift tax on the ADSs with reference to the heir's, transferee's or other beneficiary's residence in Germany or his or her German citizenship, and the United States also levies federal estate tax or federal gift tax with reference to the decedent's or donor's residence (but not with reference to the decedent's or donor's citizenship), the amount of the U.S. federal estate tax or the U.S. federal gift tax, respectively, paid in the United States with respect to the transferred ADSs is credited against the German inheritance or gift tax liability, provided the U.S. federal estate tax or the U.S. federal gift tax, as the case may be, does not exceed the part of the German inheritance or gift tax, as computed before the credit is given, which is attributable to the transferred ADSs. A claim for credit of the U.S. federal estate tax or the U.S. federal gift tax, as the case may be, may be made within one year of the final determination (administrative or judicial) and payment of the U.S. federal estate tax or the U.S. federal gift tax, as the case may be, provided that the determination and payment are made within ten years of the date of death of the decedent or of the date of the making of the gift by the donor. Similarly, U.S. state-level estate or gift taxes are also creditable against the German inheritance or gift tax liability to the extent that U.S. federal estate or gift tax is creditable.

United States Taxation of ADSs and Ordinary Shares

The following discussion describes the material U.S. federal income tax consequences that are relevant with respect to the acquisition, ownership and disposition of the ADSs and ordinary shares by a U.S. holder (as defined below). The information provided below is based on the Internal Revenue Code of 1986, as amended, or the Code, Internal Revenue Service, or IRS, rulings and pronouncements, and judicial decisions all as now in effect and all of which are subject to change or differing interpretations, possibly with retroactive effect. This summary addresses only U.S. federal income tax considerations of U.S. holders that will hold ADSs or ordinary shares as capital assets. It does not provide a complete analysis of all potential tax considerations. In particular, this summary does not address all of the tax considerations applicable to a particular holder of the ADSs or ordinary shares in light of the holder's circumstances (for example, financial institutions; insurance companies; dealers or traders in securities; currencies or notional principal contracts; persons that will hold ADSs or ordinary shares as part of a hedging or conversion transaction or as a position in a straddle or other integrated transactions for U.S. federal income tax purposes; persons that have a functional currency other than the U.S. dollar; persons that own (or are deemed to own) 10% or more (by voting power) of our share capital who would, if we were considered to be a controlled foreign corporation for U.S. federal income tax purposes, be subject to special rules; regulated investment companies, real estate investment trusts; tax-exempt entities; persons who hold ADSs or ordinary shares through partnerships or other pass-through entities; tax-deferred or other retirement accounts; certain former citizens or residents of the United States; or persons deemed to sell ADSs or ordinary shares under the constructive sale provisions of the Code). Finally, the summary does not describe the effect of the U.S. federal estate and gift tax laws on U.S. holders or the effects of any applicable foreign, state or local laws.

For purposes of this summary, a "U.S. holder" is a beneficial owner of ADSs or ordinary shares that for U.S. federal income tax purposes, is (1) an individual who is a citizen or resident of the United States, (2) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state of the United States, including the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust, if it (i) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person. A "non-U.S. holder" is a beneficial owner of the ADSs or ordinary shares, other than a partnership or entity treaty as a partnership, that is not a U.S. holder.

If a partnership (including an entity or arrangement, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) holds ADSs or ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. A holder of ADSs or ordinary shares that is a partnership, and partners in such partnership, should consult their own tax advisors about the U.S federal income and estate tax consequences of purchasing, owning and disposing of the ADSs or ordinary shares.

Each prospective holder of ADSs should consult its own tax advisors regarding the U.S. federal, state and local or other tax consequences of acquiring, owning and disposing of the company's ADSs in light of their particular circumstances. U.S. holders should also review the discussion under "German Taxation of ADSs" for the German tax consequences to a U.S holder of the ownership of the ADSs.

General

In general, and taking into account the earlier assumptions, a U.S. holder of ADSs is treated as the owner of the ordinary shares represented by such ADSs. Exchanges of ordinary shares for ADSs, and ADSs for ordinary shares, respectively, generally will not be subject to U.S. federal income tax.

Distributions

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any distribution that is actually or constructively received by a U.S. holder with respect to its ordinary shares (including shares deposited in respect of ADSs) will be a dividend includible in gross income of a U.S. holder as ordinary income to the extent the amount of such distribution is paid out of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. To the extent the amount of such distribution exceeds our current and accumulated earnings and profits as so computed, it will be treated first as a non-taxable return of capital to the extent of such U.S. holder's adjusted tax basis in its ADSs or ordinary shares, and to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as gain from the sale of the ADSs or ordinary shares. If you are a non-corporate U.S. holder, dividends paid to you that constitute qualified dividend income will be taxable to you at a preferential rate (rather than the higher rates of tax generally applicable to items of ordinary income) provided that you hold our ADSs or ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. If we are a passive foreign investment company (as discussed below under "Additional United States Federal Income Tax Consequences — PFIC Rules"), distributions paid by us with respect ADSs or ordinary shares will not be eligible for the preferential income tax rate. Prospective investors should consult their own tax advisors regarding the taxation of distributions under these rules.

You must include any German tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The gross amount of the dividend is taxable to you when you receive the dividend, actually or constructively. Dividends paid on ADSs or ordinary shares generally will constitute income from sources outside the United States and will not be eligible for the dividends-received deduction generally available to corporate U.S. holders. The gross amount of any dividend paid in foreign currency will be included in the gross income of a U.S. holder in an amount equal to the U.S. dollar value of the foreign currency calculated by reference to the exchange rate in effect on the date the dividend distribution is includable in the U.S. holder's income, regardless of whether the payment is in fact converted into U.S. dollars. If the foreign currency is converted into U.S. dollars on the date of receipt by the depositary, in the case of ADSs, or the U.S. holder, in the case of ordinary shares, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency will be treated as ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The amount of any distribution of property other than cash will be the fair market value of the property on the date of the distribution, less the sum of any encumbrance assumed by the U.S. holder.

For foreign tax credit purposes, our dividend distributions will, depending on the U.S. holder's circumstances, be either "passive" or "general" income for purposes of computing the foreign tax credit allowable to the U.S. holder. The amount of the qualified dividend income, if any, paid to a U.S. holder that is subject to the reduced dividend income tax rate and that is taken into account for purposes of calculating the U.S. holder's U.S. foreign tax credit limitation must be reduced by the rate differential portion of the dividend. Prospective investors should consult their own tax advisors regarding the implications of the foreign tax credit provisions for them, in light of their particular situation.

U.S. Taxation of Sale or Other Disposition

Subject to the discussion below under "Additional United States Federal Income Tax Consequences — PFIC Rules," a U.S. holder will generally recognize a gain or loss for U.S. federal income tax purposes upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or other disposition and the U.S. holder's tax basis in such ADSs or ordinary shares. Such gain or loss generally will be capital gain or loss. Capital gain of a non-corporate U.S. holder recognized on the sale or other disposition of ADSs or ordinary shares held for more than one year is generally eligible for a reduced rate of taxation. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.

A U.S. holder that receives foreign currency on the sale or other disposition of ADSs or ordinary shares will realize an amount equal to the U.S. dollar value of the foreign currency on the date of sale (or, in the case of cash basis and electing accrual basis taxpayers, the U.S. dollar value of the foreign currency on the settlement date) provided that the ADSs or ordinary shares, as the case may be, are treated as being "traded on an established securities market." If a U.S. holder receives foreign currency upon a sale or exchange of ADSs or ordinary shares, gain or loss, if any, recognized on the subsequent sale, conversion or disposition of such foreign currency will be ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. However, if such foreign currency is converted into U.S. dollars on the date received by the U.S. holder, a cash basis or electing accrual U.S. holder should not recognize any gain or loss on such conversion.

Redemption

A redemption of ADSs or ordinary shares by us will be treated as a sale of the redeemed ADSs or ordinary shares by the U.S. holder or as a distribution to the U.S. holder (which is taxable as described above under " — Distributions").

Additional United States Federal Income Tax Consequences

PFIC Rules.    Special adverse U.S. federal income tax rules apply to U.S. holders owning shares of a passive foreign investment company, or PFIC. We believe that our ADSs and ordinary shares should not be treated as stock of a PFIC for United States federal income tax purposes, for our taxable year ending December 31, 2013 or the foreseeable future. In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held our ADSs or ordinary shares: (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income. The determination of whether we are a PFIC will be made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the market value of our equity, a decrease in the price of our ADSs or ordinary shares may also result in our becoming a PFIC. In addition, the composition of income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering.

Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from the disposition of assets that produce passive income. Any cash we hold, including the cash raised in this offering, generally will be treated as held for the production of passive income for the purpose of the PFIC test, and any income generated from cash or other liquid assets generally will be treated as passive income for such purpose. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation's income.

If we were to be treated as a PFIC, except as otherwise provided by election regimes described below, a U.S. Holder would be subject to special adverse tax rules with respect to (i) "excess distributions" received on our ADSs or ordinary shares and (ii) any gain recognized upon a sale or other disposition (including a pledge) of our ADSs or ordinary shares. A U.S. holder would be treated as if it had realized such gain and certain "excess distributions" ratably over its holding period for our ADSs or ordinary shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. Special rules apply for calculating the amount of the foreign tax credit with respect to "excess distributions" by a PFIC.

With certain exceptions, a U.S. holder's ADSs or ordinary shares will be treated as stock in a PFIC if we were a PFIC at any time during the U.S. holder's holding period in for its ordinary shares or ADSs, even if we are not currently a PFIC.

Dividends that a U.S. holder receives from us will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

If a U.S. holder owns ordinary shares in a PFIC that are treated as "marketable stock," the U.S. holder may make a mark-to-market election. If a U.S. holder makes this election, the U.S. holder will not be subject to all of the PFIC rules described above. Instead, in general, the U.S. holder will include as ordinary income the excess, if any, of the fair market value of its ADSs or ordinary shares at the end of the taxable year over the U.S. holder's adjusted basis in its ADSs or ordinary shares. Similarly, any gain realized on the sale, exchange or other disposition of the ADSs or ordinary shares will be treated as ordinary income, and will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. The U.S. holder will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its ADSs or ordinary shares over the fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). A U.S. holder's basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts.

A U.S. holder may in certain circumstances also mitigate adverse tax consequences of the PFIC rules by filing an election to treat the PFIC as a qualified electing fund, or a QEF, if the PFIC complies with certain reporting requirements. However, in the event that we are or become a PFIC, we do not intend to comply with such reporting requirements necessary to permit U.S. holders to elect to treat us as a QEF.

U.S. holders should consult their own tax advisors regarding the application of the PFIC rules to their investment in our ADSs or ordinary shares and the elections discussed above.

Medicare Tax.    Certain U.S. holders who are individuals, estates and trusts will be required to pay an additional 3.8% tax on some or all of their "net investment income," which generally includes its dividend income and net gains from the disposition of our ADSs or ordinary shares. U.S. holders should consult their own tax advisors regarding the applicability of this additional tax on their particular situation.

Information with Respect to Foreign Financial Assets.    Owners of "specified foreign financial assets" with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets on their tax returns. "Specified foreign financial assets" may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. U.S. holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the ADSs and ordinary shares.

Backup Withholding and Information Reporting.    Backup withholding and information reporting requirements will generally apply to certain payments to U.S. holders of dividends on ADSs or ordinary shares. We, our agent, a broker or any paying agent, may be required to withhold tax from any payment that is subject to backup withholding unless the U.S. holder (1) is an exempt payee, or (2) provides the U.S. holder's correct taxpayer identification number and complies with applicable certification requirements. Payments made to U.S. holders by a broker upon a sale of our ADSs or ordinary shares will generally be subject to backup withholding and information reporting. If the sale is made through a foreign office of a foreign broker, however, the sale will generally not be subject to either backup withholding or information reporting. This exception may not apply if the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a U.S. holder of ADSs or ordinary shares under the backup withholding rules can be credited against any U.S. federal income tax liability of the U.S. holder, provided the required information is timely furnished to the IRS. A U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceeds the U.S. holder's income tax liability by filing a refund claim with the IRS. Prospective investors should consult their own tax advisors as to their qualification and procedure for exemption from backup withholding.

 UNDERWRITING

Subject to the terms and conditions described in the underwriting agreement dated the date of this prospectus, among us, the selling shareholders and the underwriters, we and the selling shareholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of ADSs listed opposite their respective names below. Piper Jaffray & Co. and Citigroup Global Markets Inc. are acting as the representatives of the underwriters named below.

Underwriters	Number of ADSs
Piper Jaffray & Co.
Citigroup Global Markets Inc.

Total

The underwriters have advised us and the selling shareholders that they propose to offer the ADSs to the public at $             per ADS. The underwriters propose to offer the ADSs to certain dealers at the same price less a concession of not more than $             per ADS. The underwriters may allow and the dealers may reallow a concession of not more than $             per ADS on sales to certain other brokers and dealers. After the offering, these figures may be changed by the underwriters.

The selling shareholders have granted to the underwriters an option to purchase up to an additional                           ADSs, on a pro rata basis, at the same price to the public, and with the same underwriting discount, as set forth in the table above. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional ADSs as it was obligated to purchase under the underwriting agreement.

The following table shows the underwriting fees to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

In compliance with the German stock corporation law applicable when issuing new shares for new investors, the representatives of the underwriters will initially subscribe, on behalf of the underwriters, for all of the shares underlying the ADSs to be sold by us at a subscription price per share equal to their nominal value per share. This subscription price will be credited against the amount due from the underwriters at closing.

We, the members of our management board and supervisory board and the selling shareholders have agreed to certain restrictions on our and their ability to sell additional ADSs or ordinary shares for a period of 180 days after the date of this prospectus. We and they have agreed not to directly or indirectly offer for sale, sell, contract to sell, grant any option for the sale of, or otherwise issue or dispose of, any ADSs or ordinary shares, options or warrants to acquire ADSs or ordinary shares, or any related security or instrument, without the prior written consent of Piper Jaffray & Co. and Citigroup Global Markets Inc. The agreements provide exceptions for sales to underwriters pursuant to the underwriting agreement and certain other exceptions.

We intend to apply to list our ADSs on the New York Stock Exchange under the symbol "VJET."

Prior to this offering, there has been no established trading market for the ADSs. The initial public offering price for the ADSs offered by this prospectus was negotiated by us and the underwriters. The factors considered in determining the initial public offering price include the history of and the prospects for the industry in which we compete, our past and present operations, our historical results of operations, our prospects for future earnings, the recent market prices of securities of generally comparable companies and the general condition of the securities markets at the time of the offering and other relevant factors. There can be no assurance that the initial public offering price of the ADSs will correspond to the price at which the ADSs will trade in the public market subsequent to this offering or that an active public market for the ADSs will develop and continue after this offering.

To facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs during and after this offering. Specifically, the underwriters may over-allot or otherwise create a short position in the ADSs for their own account by selling more ADSs than have been sold to them by us and the selling shareholders. The underwriters may elect to cover any such short position by purchasing ADSs in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of the ADSs by bidding for or purchasing ADSs in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if ADSs previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the ADSs at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the ADSs to the extent that it discourages resales of the ADSs. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

In connection with this offering, some underwriters (and selling group members) may also engage in passive market making transactions in the ADSs on the New York Stock Exchange. Passive market making consists of displaying bids on the New York Stock Exchange limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the ADSs at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

Certain of the underwriters and their affiliates may provide from time to time certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they may receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of our ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or our ADSs in any jurisdiction where action for that purpose is required.

Accordingly, the shares of ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with our ADSs may be distributed or published, in or from any country or jurisdiction, except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Each of the underwriters may arrange to sell the ADSs offered hereby in certain jurisdictions outside the United States, either directly or through affiliates, where they are permitted to do so.

European Economic Area.    This document has been prepared on the basis that any offer of ADSs in any member state of the European Economic Area which has implemented the Prospectus Directive, each, a Relevant Member State, will be made pursuant to an exemption under Article 3 of the Prospectus Directive from the requirement to publish a prospectus for offers of ADSs. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this document may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of ADSs in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

In relation to each Relevant Member State, no offer of ADSs may be made to the public in that Relevant Member State other than:

    •
    to any legal entity which is a "qualified investor" as defined in the Prospectus Directive;

    •
    to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

    •
    in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of ADSs shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an "offer of securities to the public" in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered, so as to enable an investor to decide to purchase or subscribe for the ADSs, as the expression may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that member state, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in the Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

United Kingdom.    This document is only being distributed to, and is only directed at (i) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 as amended, or the Order, (ii) persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the Order; or (iii) persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000)

in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

France.    Neither this prospectus nor any other offering material relating to the ADSs described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ADSs has been or will be:

    •
    released, issued, distributed or caused to be released, issued or distributed to the public in France; or

    •
    used in connection with any offer for subscription or sale of the ADSs to the public in France.

Such offers, sales and distributions will be made in France only:

    •
    to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d'investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

    •
    to investment services providers authorized to engage in portfolio management on behalf of third parties; or

    •
    in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l'épargne).

The ADSs may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Hong Kong.    The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

India.    This prospectus is for information purposes only and does not constitute an offer or invitation for any investment or subscription for ADSs in India. Any person who is in possession of this prospectus is hereby notified that no action has been or will be taken that would allow an offering of the ADSs in India and neither this prospectus nor any offering material relating to the ADSs has been submitted to the Registrar of Companies or the Securities and Exchange Board of India for prior review or approval. Further, no document filing has been made with the Registrar of Companies, India. Accordingly, the ADSs may not be offered, sold, transferred or delivered and neither this prospectus nor any offering material relating to the ADSs may be distributed or made available (in whole or in part) in India, directly or indirectly in connection with any offer or invitation for any investment or subscription for the ADSs in India. You are advised to read this disclaimer carefully and consult with your advisors before accessing, reading or making any other use of this prospectus.

Japan.    The ADSs offered in this prospectus have not been registered under the Financial Instruments and Exchange Act of Japan. The ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Act of Japan and (ii) in compliance with any other applicable requirements of Japanese law.

Singapore.    This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

    •
    a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

    •
    a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

    •
    to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

    •
    where no consideration is or will be given for the transfer; or

    •
    where the transfer is by operation of law.

In addition, investors in Singapore should note that the securities acquired by them are subject to resale and transfer restrictions specified under Section 276 of the SFA, and they, therefore, should seek their own legal advice before effecting any resale or transfer of their securities.

Switzerland.    The ADSs may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ADSs or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of ADSs.

Dubai International Financial Centre.    This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The ADSs to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

EXPENSES RELATED TO THIS OFFERING

The following table sets forth the main expenses we and the selling shareholders identified in this prospectus will be required to pay in connection with this offering, other than the underwriting discounts and commissions. All amounts are estimated, except the SEC registration fee, The New York Stock Exchange listing fee and the filing fee of the Financial Industry Regulatory Authority, or FINRA:

Expenses	Amount
SEC registration fee	$	*
FINRA filing fee		13,250
New York Stock Exchange listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing fees		*
Depositary expenses		*
Other fees and expenses		*

Total	$	*

*
To be completed by amendment.

LEGAL MATTERS

The validity of the shares and the ADSs with respect to German and U.S. federal law and New York state law in connection with this offering will be passed upon for us by Dechert LLP, our German and U.S. counsel. Certain legal matters with respect to German and U.S. federal law and New York state law in connection with this offering will be passed upon for the underwriters by Paul Hastings LLP, German and U.S. counsel for the underwriters.

EXPERTS

The financial statements of Voxeljet Technology GmbH, our legal predecessor, as of December 31, 2012, 2011 and 2010 and January 1, 2010, and for each of the years in the three-year period ended December 31, 2012, included in this prospectus have been so included in reliance on the report of KPMG AG Wirtschaftsprüfungsgesellschaft (Munich, Germany), an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in auditing and accounting.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

voxeljet AG is a German stock corporation (Aktiengesellschaft or AG), and its registered offices and all of its assets are located outside of the United States. In addition, most of the members of our management board, our supervisory board, our senior management and the experts named herein are residents of Germany and jurisdictions other than the United States. As a result, it may not be possible for you to effect service of process within the United States upon these individuals or upon voxeljet AG or to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. securities laws against voxeljet AG in the United States. Awards of punitive damages in actions brought in the United States or elsewhere are generally not enforceable in Germany. In addition, actions brought in a German court against voxeljet AG or the members of its management board and supervisory board, its senior management and the experts named herein to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions; in particular, German courts generally do not award punitive damages. Litigation in Germany is also subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in Germany would have to be conducted in the German language, and all documents submitted to the court would, in principle, have to be translated into German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a German court predicated upon the civil liability provisions of the U.S. federal securities laws against us, the members of our management board, supervisory board and senior management and the experts named in this prospectus. In addition, even if a judgment against our company, the non-U.S. members of our management board, supervisory board, senior management or the experts named in this prospectus based on the civil liability provisions of the U.S. federal securities laws is obtained, a U.S. investor may not be able to enforce it in U.S. or German courts.

 WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Registration Statement on Form F-1 under the Securities Act, including amendments and relevant exhibits and schedules, covering the underlying ordinary shares represented by the ADSs to be sold in this offering. We have also filed with the SEC a related Registration Statement on Form F-6 to register the ADSs. This prospectus, which constitutes a part of the Registration Statement, summarizes material provisions of contracts and other documents that we refer to in the prospectus. Since this prospectus does not contain all of the information contained in the Registration Statement, you should read the Registration Statement and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon the effectiveness of the Registration Statement, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Our annual reports on Form 20-F for the year ended December 31, 2013 and for all subsequent years will be due within four months after fiscal year end. We are not required to disclose certain other information that is required from U.S. domestic issuers. Also, as a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing of proxy statements to shareholders and members of our management and supervisory boards and our principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

You may review and copy the Registration Statement, reports and other information we file at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may also request copies of these documents upon payment of a duplicating fee by writing to the SEC. For further information on the public reference facility, please call the SEC at 1-800-SEC-0330. Our SEC filings, including the Registration Statement, are also available to you on the SEC's website at http://www.sec.gov.

As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by other U.S. domestic reporting companies, our shareholders, potential shareholders and the investing public in general should not expect to receive information about us in the same amount and at the same time as information is received from, or provided by, other U.S. domestic reporting companies. We are liable for violations of the rules and regulations of the SEC which do apply to us as a foreign private issuer.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
voxeljet technology GmbH:

We have audited the accompanying statements of financial position of voxeljet technology GmbH (the "Company") as of December 31, 2012, 2011, 2010 and January 1, 2010, and the related statements of comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of voxeljet technology GmbH as of December 31, 2012, 2011, 2010 and January 1, 2010, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

[s] KPMG AG Wirtschaftsprüfungsgesellschaft

Munich, Germany
August 7, 2013

STATEMENT OF FINANCIAL POSITION

Thousands of Euros	Notes	12/31/2012	12/31/2011	12/31/2010	01/01/2010
Current assets		4,104	3,448	2,076	2,240
Cash and cash equivalents		301	498	654	132
Financial assets	6	108	39	7	0
Trade receivables	7	625	850	424	525
Inventories	8	2,806	2,011	864	1,376
Other assets		264	50	127	207
Non-current assets		6,634	6,320	6,788	3,963
Financial assets	6	925	506	457	83
Intangible assets	9	52	34	24	35
Property, plant and equipment	9	5,299	5,347	5,908	3,543
Deferred tax assets	17	358	313	279	182
Other assets		—	120	120	120

Total assets		10,738	9,768	8,864	6,203

Thousands of Euros	Notes	12/31/2012	12/31/2011	12/31/2010	01/01/2010
Current liabilities		4,322	3,139	2,603	1,723
Deferred income	9	533	348	342	201
Trade payables		560	517	287	243
Income tax payable	17	17	56	60	25
Financial liabilities	10	2,366	1,498	1,559	1,003
Other liabilities and provisions	11	846	720	355	251
Non-current liabilities		5,198	5,624	5,303	3,321
Deferred income	9	1,063	1,013	807	420
Financial liabilities	10	4,128	4,606	4,491	2,898
Other liabilities and provisions	11	7	5	5	3
Equity		1,218	1,005	958	1,159
Subscribed capital		1,000	1,000	1,000	1,000
Capital reserves		1,262	1,262	1,262	1,262
Accumulated deficit		(1,044)	(1,256)	(1,299)	(1,091)
Accumulated other comprehensive loss	10	0	(1)	(5)	(12)

Total equity and liabilities		10,738	9,768	8,864	6,203

STATEMENT OF COMPREHENSIVE INCOME (LOSS)

Thousands of Euros	Notes	2012	2011	2010
Revenues	13	8,711	7,257	4,764
Cost of sales	14	(4,957)	(4,337)	(2,660)

Gross profit		3,754	2,920	2,104
Selling expenses		(1,510)	(1,160)	(1,028)
Administrative expenses		(758)	(670)	(606)
Research and development expenses		(1,573)	(1,313)	(1,073)
Other operating expenses	15	(62)	(140)	(81)
Other operating income	15	822	831	762

Operating profit		673	468	78
Finance expense	16	(363)	(389)	(359)
Finance income	16	18	5	8
Financial result	16	(345)	(384)	(351)

Profit (loss) before income taxes		328	84	(273)
Income tax (expenses) benefit	17	(116)	(41)	65

Profit (loss)		212	43	(208)

Other comprehensive income	10	1	4	7

Total comprehensive income (loss)		213	47	(201)

Earnings per share — basic (EUR)		10.60	2.15	(10.40)
Earnings per share — diluted (EUR)		10.60	2.15	(10.40)

STATEMENT OF CHANGES IN EQUITY

Thousands of Euros	Subscribed capital	Capital reserves	Accumulated deficit	Accumulated other comprehensive loss	Total equity
Balance at January 1, 2010	1,000	1,262	(1,091)	(12)	1,159
Loss for the year	—	—	(208)	—	(208)
Other comprehensive income	—	—	—	7	7

Balance at December 31, 2010	1,000	1,262	(1,299)	(5)	958

Balance at January 1, 2011	1,000	1,262	(1,299)	(5)	958
Profit for the year	—	—	43	—	43
Other comprehensive income	—	—	—	4	4

Balance at December 31, 2011	1,000	1,262	(1,256)	(1)	1,005

Balance at January 1, 2012	1,000	1,262	(1,256)	(1)	1,005
Profit for the year	—	—	212	—	212
Other comprehensive income	—	—	—	1	1

Balance at December 31, 2012	1,000	1,262	(1,044)	—	1,218

STATEMENT OF CASH FLOWS

Thousands of Euros	Notes	2012	2011	2010
Cash Flow from operating activities
Profit (loss) for the period		212	43	(208)
Depreciation and amortization	9	1,343	1,246	1,110
Noncash sale to customer in exchange for customer loan	6	(250)	—	(340)
Proceeds from customer loans		39	7	—
Changes in deferred income taxes		(45)	(33)	(97)
Loss on disposal of assets	9	—	—	10
Amortization of deferred income	9, 15	(274)	(539)	(339)
Change in working capital
Trade receivables and other assets	7	131	(349)	181
Inventories	8	(851)	(864)	(177)
Trade payables		42	230	44
Other liabilities and provisions		128	365	106
Income tax payable		(39)	(4)	35

Total		436	102	325

Cash Flow from investing activities
Proceeds from disposal of property, plant and equipment and intangible assets	9	—	—	15
Payments to acquire property, plant and equipment and intangible assets	9	(702)	(222)	(1,904)
Payments to acquire financial assets	6	(276)	(88)	(41)

Total		(978)	(310)	(1,930)

Cash Flow from financing activities
Proceeds from financial liabilities	10	1,250	859	2,012
Repayment of financial liabilities	10	(1,681)	(1,757)	(1,441)
Proceeds from sale and lease back		776	950	1,556

Total		345	52	2,127

Net increase (decrease) in cash and cash equivalents		(197)	(156)	522

Cash and cash equivalents at beginning of period	6	498	654	132

Cash and cash equivalents at end of period	6	301	498	654

Supplemental Cash Flow Information
Interest paid net	16	320	359	343
Income taxes paid net	17	171	45	0
Non-cash items:
Additions to property, plant and equipment through lease	9	822	956	1,586

voxeljet technology GmbH

NOTES TO THE FINANCIAL STATEMENTS

Basis of preparation

1. The reporting entity

voxeljet technology GmbH ('voxeljet' or the 'Company') is a privately owned high-tech Company headquartered in Friedberg, Germany. As a manufacturer of three-dimensional ("3D") printing systems, voxeljet has specialized in the development, production and distribution of industrial printing machines and the sale of customized printed products to industrial customers. The Company operates in two business divisions: Systems and Services. The voxeljet Systems business division creates innovative 3D printers. Today, voxeljet has a product range that reaches from smaller entry models to large-format machines, and therefore offers 3D printer systems for a wide range of application areas.

Through its Services business division, the Company also offers customized printed products such as sand molds and plastic models based on CAD data through its 'on-demand production' service centre. Small-batch and prototype manufacturers utilize the Company's machines for the automatic, patternless manufacture of their casting moulds and 3D models. The Company's customer base includes automotive manufacturers and suppliers as well as companies from the arts and design industries.

2. Preparation of financial statements

The financial statements of the Company were prepared in accordance with International Financial Reporting Standards (IFRS) as set forth by the International Accounting Standards Board (IASB) and interpretations of the IFRS Interpretations Committee (IFRIC). The designation IFRS also includes all valid IAS; the designation IFRIC also includes all valid interpretations of the Standing Interpretations Committee ("SIC").

The financial statements were authorized for issue by the Managing Director on August 7, 2013. The Company transitioned to IFRS as of January 1, 2010 and presents a statement of financial position as of the transition date.

These are the Company's first financial statements prepared in accordance with IFRS. Therefore IFRS 1 "First-time Adoption of International Financial Reporting Standards" has been applied. An explanation of the transition from German GAAP to IFRS and its impact on the financial position and financial performance of the Company reported under the German Commercial Code in prior years can be found in note 25 "Explanation of transition from German GAAP to IFRS" below.

These financial statements were prepared on the basis of historical cost with the exception of derivative financial instruments, which are measured at fair value.

The balance sheet was structured in accordance with IAS 1, separating current from non-current assets and liabilities. Assets and liabilities were classified as current if they are expected to be realized within twelve months of the balance sheet date.

The financial statements were prepared in Euros, the Company's functional currency. Unless indicated otherwise, all amounts are presented in thousands of Euros (kEUR). Due to rounding, numbers presented throughout these notes may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

voxeljet technology GmbH

NOTES TO THE FINANCIAL STATEMENTS (Continued)

2. Preparation of financial statements (Continued)

The Company has no subsidiaries, and does not hold any investments or participation in other entities.

The financial statements were prepared on the assumption that the Company will continue as a going concern.

For clarity, various line items of the statement of financial position and statement of comprehensive income (loss) have been combined. These items are explained in the notes.

3. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all financial years presented, as well as in the preparation of the opening balance sheet as of January 1, 2010.

Recognition of income and expenses

Revenue

Revenue from the sale of new or refurbished 3D printers is generally recognized upon the transfer of risks and rewards of ownership to the buyer, which is generally upon completion of the installation of the 3D printers at the customer site and evidenced through final acceptance by the customer. Revenue from the sale of custom-ordered printed product, consumables, or spare parts and other machine parts is recognized upon transfer of title, generally upon shipment. Revenue for all deliverables in sales arrangement is recognized to the extent that it is probable that the economic benefit arising from the ordinary activities of the business will flow to the Company and, provided that the amount of revenue and the costs incurred or to be incurred in respect of the sale can be measured reliably. Revenue is measured at the fair value of the consideration received or receivable, net of discounts and rebates. In instances where revenue recognition criteria are not met, amounts are recorded as deferred income in the accompanying statements of financial position.

The Company provides customers with a standard warranty agreement on all machines for up to one year. The warranty is not treated as a separate service because the warranty is an integral part of the sale of the machine. The provision associated with these warranty obligations was not significant in 2012, 2011 or 2010.

After the initial one year warranty period, the Company offers its customers optional maintenance contracts. Maintenance contracts are provided for a period of twelve months and automatically extended for another twelve months if not cancelled on time. Deferred maintenance service revenue is recognized on a straight-line basis as the costs of providing services incurred under the contracts generally do not vary significantly throughout the year.

Shipping and handling costs billed to customers for machine sales and sales of printed products and consumables are included in revenue in the statements of comprehensive income (loss). Costs incurred by the Company associated with shipping and handling is included in selling expenses in the statements of comprehensive income (loss).

voxeljet technology GmbH

NOTES TO THE FINANCIAL STATEMENTS (Continued)

3. Summary of significant accounting policies (Continued)

The Company's terms of sale generally require payment within 30 to 60 days after shipment of a product, although the Company also recognizes that longer payment periods are customary in some countries where it transacts business. To reduce credit risk in connection with machine sales, the Company may, depending upon the circumstances, require significant deposits prior to shipment. In some circumstances, the Company may require payment in full for its products prior to shipment and may require international customers to furnish letters of credit. These deposits are reported as customer deposits included in other liabilities and provisions in the accompanying statements of financial position. Services under maintenance contracts are billed to customers in advance on a monthly, quarterly, or annual basis, depending on the contract and are included in deferred income in the statement of financial position.

In the course of the Company's ordinary business activities refurbished 3D printers, which were operating in the Service segment on average for 1.5 to 2.5 years, are routinely sold to customers. These 3D printers were operated in the production for manufacturing products ordered by customers. Prior to their sale these 3D printers are generally fully refurbished, which includes setting up a new printhead. Proceeds from the sale of such refurbished 3D printers are recognized as revenue.

Research and development expenses

The Company is continuously involved in research and development of new methods and technologies relating to its products. All research and development costs are charged to expense as incurred.

Government grants

Government grants awarded for project funding are recorded in "Other operating income" if the research and development costs are incurred and provided that the conditions for the funding have been met. Until then, amounts received under government grants are recorded as deferred income in the statement of financial position.

The benefit of a government loan at a below-market rate of interest is treated as a government grant. The loan is recognized and measured in accordance with IAS 39. The benefit of the below-market rate of interest is measured as the difference between the initial carrying value of the loan determined in accordance with IAS 39 and the proceeds received (refer to Note 15). The value of the government grant is recorded as deferred income in the statement of financial position and recognized in the same period as the relevant research expenditures are incurred.

Leases

Finance leases consist primarily of borrowings associated with sale and leaseback transactions of 3D printers that were manufactured and used within the Services segment. Additionally, the Company has entered into finance lease agreements for 3D printers manufactured by others. Maturity of the financing leases extend to 2017. Leased assets are recognized at the lower of fair value or the present value of minimum lease payments and depreciated over the asset's estimated useful life. Assets under finance leases are included in "Property, plant and equipment" in the statement of financial position. Gains on sale and leaseback transactions are recorded as deferred income in the statement of financial position and recognized as "Other operating income" over the useful life of the 3D printers.

voxeljet technology GmbH

NOTES TO THE FINANCIAL STATEMENTS (Continued)

3. Summary of significant accounting policies (Continued)

Operating leases consist of various lease agreements for the rental of manufacturing facilities, office and warehouse spaces, vehicles, and office and IT equipment, expiring in various years through 2013 to 2017. Rent expense under operating leases is charged to profit or loss on a straight-line basis over the term of the lease.

voxeljet leased in 2012 and 2011 two 3D printers to customers under operating leases. Rental income is recognized straight-line over the term of the lease as revenue.

Foreign currencies

The financial statements were prepared in Euros, the Company's functional currency. Within the respective periods no changes in the functional currency occurred.

Monetary transactions denominated in foreign currencies are translated to Euros at the exchange rates prevailing on the transaction date. Monetary assets and liabilities in foreign currency are translated at the closing rate at the date of the statement of financial position. All realized and unrealized exchange gains or losses are included in the statement of comprehensive income (loss).

Income Tax

Income tax expense (benefit) consists of current and deferred tax expense and benefit in accordance with IAS 12.

Current income tax expense (benefit) is based on taxable profit (loss) for the year. Taxable profit (loss) differs from profit (loss) as reported in the statement of comprehensive income (loss) because it excludes items of income or expense that are taxable or deductible in other years and further excludes items that are never taxable or deductible. Current income tax expense (benefit) is calculated using tax rates that have been enacted or substantively enacted by the end of the respective reporting period.

Deferred income tax expense (benefit) is recognized on temporary differences between the carrying amounts of assets and liabilities in the statement of financial position and the corresponding tax base used in the computation of taxable profit (loss).

Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets, including for carry forward losses, are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer more probable than not that sufficient taxable profits will be available to allow all or a part of the assets to be recovered.

Deferred tax expense (benefit) is calculated at the tax rates that are expected to apply in the periods when the liability is settled or the asset is realized, based on tax rates (and tax regulations) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax expense (benefit) is charged or credited to profit or loss, except voxeljet technology GmbH

NOTES TO THE FINANCIAL STATEMENTS (Continued)

3. Summary of significant accounting policies (Continued)

when it relates to items charged or credited directly to equity, in which case the deferred taxation is also recorded to equity.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off tax assets against tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Intangible Assets

Intangible assets are entirely comprised of acquired intangible assets. These assets with finite useful lives — mainly software and licenses — are carried at cost less accumulated amortization. Amortization for intangible assets with finite useful lives is recognized on a straight-line basis over their useful lives.

The estimated useful economic lives of acquired intangible assets are presented in the following table:

USEFUL LIFE OF INTANGIBLE ASSETS

Software	3 years
Licenses	6 years

An intangible asset is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the profit or loss in the period in which the item is derecognized.

Property, Plant and Equipment

Property, plant and equipment are carried at acquisition or manufacturing (for internally manufactured equipment) cost and depreciated on a straight-line basis over the estimated useful lives of the related assets, taking into account estimated residual values. Realized gains and losses are recognized upon disposal or retirement of the related assets and are reflected in "Other operating income". Subsequent expenditures are capitalized only if it is probable that voxeljet will receive additional economic benefits from the particular asset associated with these expenditures, and the costs can be determined reliably. Repair and maintenance are expensed as incurred.

The estimated useful economic lives of items of property, plant and equipment are as follows:

USEFUL LIFE OF PROPERTY, PLANT AND EQUIPMENT

Leasehold improvements	6-9 years
Plant and machinery	7-8 years
Other facilities, machinery and factory equipment	2-10 years
Office equipment	3-12 years

voxeljet technology GmbH

NOTES TO THE FINANCIAL STATEMENTS (Continued)

3. Summary of significant accounting policies (Continued)

Useful lives, depreciation methods and residual values are reviewed at least annually and in case they change significantly, depreciation charges for current and future periods are adjusted accordingly.

Inventories

Inventories are measured at the lower of acquisition cost, as determined on the first-in, first-out (FIFO) method, or manufacturing cost and net realizable value. Manufacturing costs comprise all costs that are directly attributable to the manufacturing process, such as direct material and labor, and production related overheads (based on normal operating capacity and normal consumption of material, labor and other production costs), including depreciation charges. Net realizable value is the estimated selling price in the ordinary course of business less applicable variable selling expenses.

Impairment of non-financial assets

The Company assesses at the end of each reporting period whether there is an indication that a non-financial asset may be impaired. The asset is tested for impairment if there are indicators that the carrying amounts may not be recoverable. An impairment loss is recognized in the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is defined as the higher of an asset's fair value less cost to sell and its value in use.

If the fair value less cost to sell cannot be determined, or if it is lower than the carrying amount, the value in use is calculated. In calculating the value in use by discounting the future expected cash flows at a risk-adequate pre-tax interest rate, current and expected future cash flows are taken into account, together with technological, economic and general development trends, on the basis of approved and adjusted financial plans.

Financial instruments

Non-derivative financial assets

The Company initially recognizes financial assets on the trade date, which is the date that the Group becomes a party to the contractual provisions of the instrument. The Company classifies non-derivative financial assets into the 'loans and receivables' category.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Cash and Cash equivalents

Cash and cash equivalents include cash, deposits and other short-term, highly liquid financial assets that have an original maturity of not more than three months and are exposed only insignificantly to the risk of changes in their fair value. The Company maintains cash balances with financial institutions located in Germany and the United States. Restricted cash is restricted as to withdrawal or use and consists of cash deposits pledged as collateral for bank borrowings.

voxeljet technology GmbH

NOTES TO THE FINANCIAL STATEMENTS (Continued)

3. Summary of significant accounting policies (Continued)

Derivative financial instruments

The Company entered into an interest rate swap agreement to hedge the interest rate risk associated with variable rate debt. The Company does not purchase, hold or sell derivative financial instruments for trading or speculative purposes. The interest rate swap is recognized at fair value in "Financial liabilities" in the statement of financial position. The effective part of gains or losses from changes in the fair value of the interest rate swap is recognized in 'Other comprehensive income' in the statement of comprehensive income (loss).

Other assets

Other assets include mainly security deposits for leases, prepaid expenses and deferred charges as well as amounts relating to VAT.

Other liabilities and provisions

Other liabilities and provisions consist mainly of customer deposits in relation to machine sales and provisions for personnel such as bonuses, royalties and vacation pay.

Deferred income

Deferred income consists of deferred gain from 3D printers sold and leased back under finance leases, prepaid customer fees for maintenance contracts and deferred grant income related to the below-market loan.

Equity

The subscribed capital of the Company consists of 20,000 shares of voting common stock based on a per share price of EUR 50.

4. Changes in reporting standards

The IASB issued a number of new IFRS standards which become effective for the Company's financial year beginning on January 1, 2013.

The Company has not early adopted the following new and revised standards, amendments or interpretations that have been issued but are not yet effective for the relevant periods.

IAS 32	Offsetting Financial Assets and Financial Liabilities(1)
IAS 36	Recoverable Amount Disclosures for Non-Financial Assets(2)
IFRS 1	Government Loans(1)
IFRS 7	Disclosures — Offsetting Financial Assets and Liabilities(1)
IFRS 9	Financial Instruments(2)
IFRS 7/IFRS 9	Mandatory Effective Date and Transition Disclosures(3)
IFRS 13	Fair Value Measurement(1)

(1)
Effective for annual periods beginning on or after January 1, 2014.
(2)
Effective for annual periods beginning on or after January 1, 2015.

voxeljet technology GmbH

NOTES TO THE FINANCIAL STATEMENTS (Continued)

4. Changes in reporting standards (Continued)

The Company has determined that the new standards, amendments or interpretations have no impact on the financial statements.

In May 2012, as part of its 'Annual Improvement Project 2009-2011', the IASB also published limited editorial changes to various standards: IAS 1 'Presentation of Financial Statements', IAS 16 'Property Plant and Equipment', IAS 32 'Financial Instruments: Presentation', IAS 34 'Interim Reporting', and including IFRS 1 'First-time adoption of IFRS'. These changes are to be applied for the first time for financial years beginning January 1, 2013.

5. Critical accounting judgment and key sources of estimation and uncertainty

In the process of applying the Company's accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. These estimates and associated assumptions are based on the knowledge available as of the preparation date of the financial statements and historical experiences as well as other factors that are considered to be relevant. The estimates and underlying assumptions are reviewed on an ongoing basis.

Unforeseeable developments outside management's control may cause actual amounts to differ from the original estimates. In that case, the underlying assumptions and if necessary, the carrying amounts of the pertinent assets and liabilities, are adjusted accordingly. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period or in the period of the revision and future periods, if the revision affects both current and future periods.

The assumptions and estimates refer primarily to the determination of the useful lives of property, plant and equipment, the application of the criteria for recognizing finance leases, the realization of receivables and customer loans, measurement of inventory, the recognition and measurement of provisions and the possibility of using tax loss carry-forwards.

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Distributors in connection with the sale of 3D printers are used. These distributors receive a sales commission based on a percentage of the sale price for each sale initiated by them. The commission is paid only after the customer has paid the final invoice.

Useful lives

The estimated useful lives and depreciation methods for and property, plant and equipment are based on experiential values. The estimation of the useful life of an asset is based on the experience of the Company with similar assets that are used in a similar way. Additional depreciation is recorded if the estimated useful lives and/or the residual values of property, plant and equipment are different from the previous estimation (see note 9 'Intangible assets and property, plant and equipment').

voxeljet technology GmbH

NOTES TO THE FINANCIAL STATEMENTS (Continued)

5. Critical accounting judgment and key sources of estimation and uncertainty (Continued)

Criteria for classifying leases as lessee

A finance lease is an arrangement that transfers substantially all the risks and rewards incident to ownership of an asset to the lessee. Whether a lease is a finance lease or an operating lease depends on the substance of the transaction rather than the form of the contract. The criteria to classify a lease as a finance lease are as follows (one criterion is sufficient to meet the classification as finance lease):

1.
the lease transfers ownership of the Asset to the lessee by the end of the Lease term;

2.
the lessee has a bargain purchase option and it is reasonably certain at the date of inception that the option will be exercised;

3.
the lease term is for the major part of the Economic life of the Asset even if title is not transferred;

4.
at the inception of the lease the present value of the minimum lease payments amounts to substantially all of the Fair value of the leased Asset;

5.
the leased assets are of such a specialized nature that only the lessee can use them without major modifications;

6.
gains or losses from the fluctuation in the Fair value of the residual accrue to the lessee;

7.
the lessee has the ability to continue the Lease for a secondary period at a rent that is substantially lower than market rent; and

8.
if the lessee can cancel the Lease, our associated losses are borne by the lessee.

All of our leaseback arrangements for 3D printers transfer ownership of the asset to us at the end of the lease term, therefore, these leases are accounted for as finance leases.

Trade receivables and customer loans

The Company evaluates customer accounts with past-due outstanding balances or specific accounts for which it has information that the customer may be unable to meet its financial obligations. Based upon a review of these accounts and management's analysis and judgment, the Company estimates the future cash flows expected to be recovered from these receivables. The amount of the impairment on doubtful receivables is measured individually and recorded as a specific allowance against that customer's receivable balance to the amount expected to be recovered. The allowance is re-evaluated and adjusted periodically as additional information is received.

Inventories

Management reviews inventories on a product-by-product basis at the end of each reporting period to identify obsolete and slow-moving inventory items that are no longer suitable for use in production. Management estimates the net realizable value of finished goods, work-in progress and raw materials primarily based on current market conditions and based on its experience in manufacturing and selling products of similar nature; if net realizable value is lower than cost an allowance is recorded.

voxeljet technology GmbH

NOTES TO THE FINANCIAL STATEMENTS (Continued)

5. Critical accounting judgment and key sources of estimation and uncertainty (Continued)

Provisions

Provisions are recognized and measured on the basis of the estimate and probability of future outflows of resources embodying benefits, as well as on the basis of experiential values and the circumstances known at the end of the reporting period. Assumptions also are made as to the probabilities whether and within what ranges the provisions may be used. The assessment of whether a present obligation exists is generally based on assessments of internal experts. Estimates can change on the basis of new information and the actual charges may affect the performance and financial position of the Company.

Notes to the Statement of Financial Position

6. Financial assets

Financial assets consist of customer loans and restricted cash. Loans in the amount of kEUR 250 and kEUR 340 were granted to customers in 2012 and 2010, respectively, as a means of financing their acquisition of 3D printers. The loans carry interest at a fixed rate of 4.75% and 1.5% and are due October 2017 and September 2016, respectively. Redemption of the first loan started in November 2012. At December 31, 2012, these loans had a balance of kEUR 255 and kEUR 292, respectively. Sales of 3D printers in exchange for customer loans represent noncash transactions for purposes of the cash flow statement.

The following table details the composition of restricted cash at each reporting date:

RESTRICTED CASH

Thousands of Euros	12/31/2012	12/31/2011	12/31/2010	01/01/2010
Cash deposit	340	67	65	65
Safeguard retention LfA	145	145	59	18

Total	485	212	124	83

The safeguard retention LfA amount relates to an amount withheld by LfA Foerderbank Bayern from proceeds provided under a subsidized loan. LfA Foerderbank Bayern is commissioned by the government to promote regional economic developments with instruments of a bank.

voxeljet technology GmbH

NOTES TO THE FINANCIAL STATEMENTS (Continued)

7. Trade receivables

Credit terms to customers are determined individually and are dependent on already existing customer relationships and the customer's payment history. The aging of trade receivables was as follows at each reporting date:

AGING STRUCTURE OF TRADE RECEIVABLES

Thousands of Euros	12/31/2012	12/31/2011	12/31/2010	01/01/2010
Not due at the end of the reporting period	295	639	333	240
Amount past due for the following time ranges
Less than 3 months	321	204	85	234
Between 3 and 6 months	8	3	5	9
Between 6 and 9 months	1	—	—	40
Between 9 and 12 months	—	4	1	—
More than 12 months	—	—	—	2

Total	625	850	424	525

As of June 30, 2013 payments of kEUR 576 have been received in relation to trade receivables outstanding at December 31, 2012.

The change in allowances for doubtful accounts is:

Change in the allowance for doubtful accounts

Thousands of Euros	12/31/2012	12/31/2011	12/31/2010
Balance at beginning of period	—	—	10
Charges	17	—	1
Release to income	—	—	(10)
Write offs	(1)	—	(1)

Balance at end of period	16	—	—

8. Inventories

Inventories consist of the following for the years reported:

INVENTORIES BY CATEGORY

Thousands of Euros	12/31/2012	12/31/2011	12/31/2010	01/01/2010
Raw Materials	170	143	100	189
Work in progress	2,252	1,583	563	1,121
Finished goods	384	285	201	66

Total	2,806	2,011	864	1,376

voxeljet technology GmbH

NOTES TO THE FINANCIAL STATEMENTS (Continued)

8. Inventories (Continued)

Impairment of inventories was recorded in 2012 amounting to kEUR 11; no impairments were recorded in 2011 and 2010.

9. Intangible assets and property, plant and equipment

Thousands of Euros	12/31/2012	12/31/2011	12/31/2010	01/01/2010
Leasehold improvements	17	20	24	22
Plant and machinery (includes assets under finance lease)	4,578	4,575	5,088	3,188
Other facilities, factory and office equipment	704	752	796	333

Total	5,299	5,347	5,908	3,543

Thereof pledged assets of Property, Plant and Equipment:	1,180	933	1,089	236
Thereof leased assets included in Property, Plant and Equipment:	3,244	3,336	3,584	2,644
Printing machines	3,166	3,293	3,536	2,619
Other factory equipment	78	43	48	25

The assets were pledged as a security for certain bank borrowings, credit lines and other transactions and facilities.

The following table presents the composition of, and annual movement in, intangible assets and property, plant and equipment for the financial years 2012, 2011 and 2010, respectively:

2012

					Depreciation and amortisation
	Acquisition and manufacturing cost								Carrying amount
						Current year
Thousands of Euros	01/01/2012	Additions	Disposals	12/31/2012	01/01/2012		Disposals	12/31/2012	12/31/2012
Intangible assets
Software	110	25	0	135	76	7	0	83	52
Licences	36	0	0	36	36	0	0	36	0

Total	146	25	0	171	112	7	0	119	52

Property, plant and equipment
Leasehold improvement	27	0	0	27	7	3	0	10	17
Plant and machinery	3,227	531	284	3,474	1,988	306	154	2,140	1,334
Other facilities, factory and office equipment	1,385	146	1	1,530	633	193	0	826	704
Subtotal	4,639	677	285	5,031	2,628	502	154	2,976	2,055
Leased products	5,412	822	204	6,030	2,076	834	124	2,786	3,244

Total	10,051	1,499	489	11,061	4,704	1,336	278	5,762	5,299

voxeljet technology GmbH

NOTES TO THE FINANCIAL STATEMENTS (Continued)

9. Intangible assets and property, plant and equipment (Continued)

2011

					Depreciation and amortisation
	Acquisition and manufacturing cost								Carrying amount
						Current year
Thousands of Euros	01/01/2011	Additions	Disposals	12/31/2011	01/01/2011		Disposals	12/31/2011	12/31/2011
Intangible assets
Software	84	26	0	110	60	16	0	76	34
Licences	36	0	0	36	36	0	0	36	0

Total	120	26	0	146	96	16	0	112	34

Property, plant and equipment
Leasehold improvement	27	0	0	27	3	4	0	7	20
Plant and machinery	3,254	50	77	3,227	1,750	263	25	1,988	1,239
Other facilities, factory and office equipment	1,357	145	117	1,385	561	189	117	633	752
Subtotal	4,638	195	194	4,639	2,314	456	142	2,628	2,011
Leased products	5,385	956	929	5,412	1,801	774	499	2,076	3,336

Total	10,023	1,151	1,123	10,051	4,115	1,230	641	4,704	5,347

2010

					Depreciation and amortisation
	Acquisition and manufacturing cost								Carrying amount
						Current year
Thousands of Euros	01/01/2010	Additions	Disposals	12/31/2010	01/01/2010		Disposals	12/31/2010	12/31/2010
Intangible assets
Software	74	10	0	84	43	17	0	60	24
Licences	36	0	0	36	32	3	0	36	0

Total	110	10	0	120	75	20	0	96	24

Property, plant and equipment
Leasehold improvement	22	5	0	27	0	3	0	3	24
Plant and machinery	2,023	1,231	0	3,254	1,479	271	0	1,750	1,504
Other facilities, factory and office equipment	737	658	38	1,357	404	170	13	561	796
Subtotal	2,782	1,894	38	4,638	1,883	444	13	2,314	2,324
Leased products	3,799	1,586	0	5,385	1,155	646	0	1,801	3,584

Total	6,581	3,480	38	10,023	3,038	1,090	13	4,115	5,908

A kEUR 20 impairment of non-financial assets was recognized at December 31, 2010 for an intelligent crane system, which was no longer useable to the Company. No other impairments of non-financial assets were recorded within the respective years.

The Company has entered into sale and leaseback transactions for 13 self-produced 3D printers, which were sold to banks and leased back with the intention to be used in the Services segment for the purpose of producing custom-ordered printed products and to sell them to customers as used printers.

In connection with sale and leaseback transactions, the Company sold 3D printers with manufacturing costs of kEUR 266, kEUR 199, and kEUR 689 in 2012, 2011 and 2010, respectively and leased them back under the terms of finance leases. The gain from the sale of kEUR 510, kEUR 751, and kEUR 867 was deferred and is amortized over the useful life of the machine resulting in other operating income of kEUR 362, kEUR 523, and kEUR 304 in 2012, 2011 and 2010, respectively.

voxeljet technology GmbH

NOTES TO THE FINANCIAL STATEMENTS (Continued)

9. Intangible assets and property, plant and equipment (Continued)

In connection with the sale of refurbished 3D printers to customers, the Company early terminated one finance lease in each of 2012 and 2011 and purchased the 3D printers from the lessor. Two other refurbished 3D printers (one each in 2012 and 2011) that had been carried as property, plant and equipment were sold to customers.

Leases of 3D printers are noncash transactions for purposes of the cash flow statement.

In addition to the sale and leaseback transactions of self-produced equipment in 2012, 2011 and 2010, the Company entered into finance lease agreements for property, plant, and equipment with costs of kEUR 46, kEUR 6, and kEUR 29, respectively.

10. Financial liabilities

Financial liabilities consist of the following: bank overdraft and lines of credit, long-term debt, finance lease obligations and derivatives.

Bank overdraft and lines of credit

The Company has lines of credit with several banks to fund working capital requirements. The following table provides relevant details:

Bank overdrafts and lines of credit

				12/31/2012	12/31/2011	12/31/2010	01/01/2010
		Nominal Value
Thousands of Euros	Interest rate		Termination	Carrying amount
1	4.75%	500	12/31/2014	(500)	—	—	—
2	3.61%	500	—	(503)	—	—	—
3	6.50%	150	—	(78)	—	—	(134)
4	6.45%	50	—	—	—	(2)	—
5	4.75%	250	12/30/2017	(250)	—	—	—
6	6.50%	150	—	(134)	—	—	—

			Total	(1,465)	—	(2)	(134)

The Company entered into the first line of credit per April 2009 with a nominal value of kEUR 500 to fund working capital requirements. It provides for borrowing, repayment and reborrowing from time to time. The fixed interest rate changed from 5.5% to 4.75% in April 2012. The line of credit is secured by two machines, VX1000 III and VX1000 IV.

The second line of credit was concluded in November 2011 with a nominal value of kEUR 500 to fund working capital requirements. The agreed interest rate is 3.61%, for the amount of kEUR 3 exceeding the line of credit the interest rate is 7.6%. The line of credit is secured by two machines, VX800 XV and VX800 XVI.

voxeljet technology GmbH

NOTES TO THE FINANCIAL STATEMENTS (Continued)

10. Financial liabilities (Continued)

Long-term debt

In 2007, the Company entered into a kEUR 700 variable-rate loan agreement with a five year term. Quarterly interest payments are based on the 3-month EURIBOR + 1.8%. Quarterly repayments amount to kEUR 35. The loan balanced to zero as of December 31, 2012.

In September 2009, voxeljet entered into a fixed rate loan agreement with LfA Foerderbank Bayern to receive funding for research into high-speed 3D printing technology. This loan was granted at favorable terms, including an interest-free period through June 2011 and a stated interest rate of 2.8% for the remaining term, which was deemed to be below market at the inception of the loan (based on the Company's credit spread of 3.05% and the 3-month EURIBOR rate). The loan has a term of nine years. Payments of kEUR 90 are due semi-annually on June 30 and December 30, starting on December 30, 2011. Proceeds from the loan were received as follows: kEUR 179 in 2009, kEUR 412 in 2010, kEUR 859 in 2011, and kEUR zero in 2012. Maximum proceeds from the loan are kEUR 1,450. As security, 10% of loan proceeds were withheld by the bank and deposited in a safeguard retention LfA deposit account, which is included in restricted cash.

The value of the favorable terms represents a government grant, which was recognized as 'Deferred income' and a grant asset of kEUR 179 at inception. As the loan compensates voxeljet for research expenditure during the period proceeds are received, the grant income is recognized as 'Other operating income' in the same period as the relevant expenses were incurred through December 2011. Grant income of kEUR 8, kEUR 101, and kEUR 70 in 2009, 2010 and 2011, respectively.

Upon receipt of the loan proceeds, the grant asset was offset against the related loan liability. The loan liability is accreted over the term of the loan using the effective interest method. At December 31, 2012, the LfA loan had a balance of kEUR 1,066.

In July 2010, the Company entered into a kEUR 650 loan agreement due June 30, 2016. Interest is payable at a fixed rate of 6.0%. Payments of kEUR 11 are due monthly. At December 31, 2012, the loan had a balance of kEUR 407.

In December 2010, the Company entered into a kEUR 550 loan agreement due September 30, 2017. Interest is payable at a fixed rate of 5.38%. Payments of kEUR 20 are due quarterly. At December 31, 2012, the loan had a balance of kEUR 373.

Finance lease obligations

voxeljet finances part of its production machinery and associated equipment by means of sale and leaseback transactions, expiring in various years through 2013 to 2017. Please refer to note 22 'Leases' below for detailed information.

Derivatives

In order to mitigate the Company's exposure arising from the above mentioned variable-rate loan agreement, an interest rate swap with the same nominal value, term structure and maturity was entered into. The Company fair value of the interest rate swap at December 31, 2012, 2011, and 2010 voxeljet technology GmbH

NOTES TO THE FINANCIAL STATEMENTS (Continued)

10. Financial liabilities (Continued)

was kEUR 0, kEUR 1 and kEUR 7, respectively. Gains of kEUR 1, kEUR 6 and kEUR 9 were recognized in 'Other comprehensive income' in 2012, 2011 and 2010.

The following table shows the maturity profile of voxeljet's financial liabilities based on contractual undiscounted payments:

MATURITIES OF FINANCIAL LIABILITIES

12/31/2012

					Remaining term
	Carrying amount
				Gross cash outflow			> 5 years
Thousands of Euros	Current	Non-current	Total		< 1 year	1-5 years
Bank overdrafts and lines of credit	740	725	1,465	1,465	740	725	—
Long-term debt	389	1,457	1,846	2,168	439	1,638	91
Finance lease obligations	1,237	1,946	3,183	3,926	1,464	2,462	—
Interest rate swap	—	—	—	—	—	—	—

Total financial liabilities	2,366	4,128	6,494	7,559	2,643	4,825	91

12/31/2011

					Remaining term
	Carrying amount
				Gross cash outflow			> 5 years
Thousands of Euros	Current	Non-current	Total		< 1 year	1-5 years
Bank overdrafts and lines of credit	—	—	—	—	—	—	—
Long-term debt	634	2,091	2,725	3,192	1,023	1,829	340
Finance lease obligations	864	2,514	3,378	4,290	1,229	3,061	—
Interest rate swap	—	1	1	1	—	1	—

Total financial liabilities	1,498	4,606	6,104	7,483	2,252	4,891	340

12/31/2010

					Remaining term
	Carrying amount
				Gross cash outflow			> 5 years
Thousands of Euros	Current	Non-current	Total		< 1 year	1-5 years
Bank overdrafts and lines of credit	2	—	2	2	2	—	—
Long-term debt	575	1,845	2,420	2,909	701	1,998	210
Finance lease obligations	982	2,639	3,621	4,424	1,267	3,157	—
Interest rate swap	—	7	7	7	—	7	—

Total financial liabilities	1,559	4,491	6,050	7,342	1,970	5,162	210

voxeljet technology GmbH

NOTES TO THE FINANCIAL STATEMENTS (Continued)

10. Financial liabilities (Continued)

01/01/2010

					Remaining term
	Carrying amount
				Gross cash outflow			> 5 years
Thousands of Euros	Current	Non-current	Total		< 1 year	1-5 years
Bank overdrafts and lines of credit	134	—	134	134	134	—	—
Long-term debt	269	772	1,041	1,309	202	913	194
Finance lease obligations	600	2,110	2,710	3,267	777	2,490	—
Interest rate swap	—	16	16	16	—	16	—

Total financial liabilities	1,003	2,898	3,901	4,726	1,113	3,419	194

11. Other liabilities and provisions

Other liabilities and provisions include accruals for tax, warranties and personnel expenses. Accruals for tax comprise VAT payables and other taxes. Accruals for personnel expense relate to social security, performance-related bonuses, outstanding vacation entitlements, and compensation to employees for inventions.

The included customer deposits amount to kEUR 482, kEUR 305, kEUR 4 in 2012, 2011 and 2010, respectively.

In 2012, 2011 and 2010 product warranty expense amounted to kEUR 17, kEUR 11 and kEUR 3, respectively, and was included in other operating expenses.

12. Financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy defines the following levels:

    –
    Level 1: Quoted prices of the respective financial asset or financial liability in active markets

    –
    Level 2: Other directly observable input parameters which contribute to establishing the fair value based on a valuation model

    –
    Level 3: Input parameters not based on observable market data voxeljet technology GmbH

NOTES TO THE FINANCIAL STATEMENTS (Continued)

12. Financial instruments (Continued)

FINANCIAL LIABILITIES

	12/31/2012		12/31/2011		12/31/2010		01/01/2010
Thousands of Euros	carrying amount	fair value	carrying amount	fair value	carrying amount	fair value	carrying amount	fair value
Bank overdrafts and lines of credit	1,465	1,465	—	—	2	2	134	134
Long-term debt	1,846	1,988	2,725	2,858	2,420	2,501	1,041	1,036
Finance lease obligations	3,183	3,186	3,378	3,412	3,621	3,621	2,710	2,777
Interest rate swap	—	—	1	1	7	7	16	16

Total	6,494	6,639	6,104	6,271	6,050	6,131	3,901	3,963

The Company has one financial instrument measured at fair value on a recurring basis. This financial instrument, an interest rate swap, is categorized as Level 2 according to the fair value hierarchy. The fair value of the interest rate swap at December 31, 2012, 2011, 2010 and January 1, 2010 was kEUR 0, kEUR 1, kEUR 7 and kEUR 16, respectively.

The fair value of long-term debt was determined using discounted cash flow models based on the relevant forward interest rate yield curves. The fair value of finance lease obligations was determined using discounted cash flow models based on market interest rates available to the Company for similar transactions at the relevant date.

The tables on the following pages list the carrying values and fair values of all non-derivative financial instruments held by voxeljet. The carrying amounts of current assets and liabilities approximate fair value due to their short maturities.

Due to the short maturity and the current low level of interest rates, the carrying amount of credit lines and bank overdrafts approximate fair value.

The fair values and carrying amounts of financial assets categorized as loans and receivables are as follows:

FINANCIAL ASSETS

	12/31/2012		12/31/2011		12/31/2010		01/01/2010
Thousands of Euros	carrying amount	fair value	carrying amount	fair value	carrying amount	fair value	carrying amount	fair value
Cash and cash equivalents	301	301	498	498	654	654	132	132
Trade receivables	625	625	850	850	424	424	525	525
Financial assets	1,033	1,049	545	578	464	505	83	83

Total	1,959	1,975	1,893	1,926	1,542	1,583	740	740

The fair value of customer loans included in financial assets was determined using a discounted cash flow model based on observable inputs from the relevant forward interest rate yield curve plus an appropriate risk premium.

voxeljet technology GmbH

NOTES TO THE FINANCIAL STATEMENTS (Continued)

13. Revenues

In the respective years, voxeljet's revenues were generated in the following geographical regions:

REVENUES BY GEOGRAPHICAL REGION

Thousands of Euros	2012	2011	2010
EMEA	7,404	7,112	4,621
Germany	4,094	4,790	3,382
Other EMEA	3,310	2,322	1,239
Asia Pacific	958	73	48
Americas	349	72	95

Total	8,711	7,257	4,764

During 2011 and 2010, the Company conducted a significant portion of its business with a limited number of customers. The Company had one customer in 2011 and 2010 (Daimler AG, Stuttgart, Germany), which individually represented 11% and 22% of total revenues in those respective years. There were no customers that individually represented 10% or greater of total revenue in 2012.

14. Cost of sales

Costs of sales include cost of material, purchased services, cost for finished goods and allocated costs directly related to production.

COST OF SALES

Thousands of Euros	2012	2011	2010
Personnel expenses	(2,215)	(1,676)	(1,200)
Material costs	(1,299)	(1,228)	(168)
Depreciation	(956)	(901)	(783)
Rental expense	(487)	(532)	(509)

Total	(4,957)	(4,337)	(2,660)

15. Other operating income and expense

Other operating income includes primarily government grants received for ongoing research and development projects and the recognition of the gain on the sale and leaseback transactions upon release from deferred income.

voxeljet technology GmbH

NOTES TO THE FINANCIAL STATEMENTS (Continued)

15. Other operating income and expense (Continued)

The details of other operation income are presented in the table below:

OTHER OPERATING INCOME

Thousands of Euros	2012	2011	2010
Government grant income	436	308	329
Amortization of gain on sale and leaseback transactions	362	523	304
Other	24	—	129

Total	822	831	762

For the respective periods other operating expenses relate mainly to additions to the allowances for receivables or write-off of receivables and to a negative effect on derecognition of financial liabilities.

16. Financial result

For the periods 2012, 2011 and 2010, the financial result is mainly driven by interest expense on finance leases, bank overdrafts and drawings under credit lines and long-term debt. Interest expense on finance lease obligations were kEUR 224, kEUR 237 and kEUR 212 in the financial years 2012, 2011 and 2010, respectively.

17. Income taxes

Income taxes consist of the following:

Income taxes

Thousands of Euros	2012	2011	2010
Current tax expense	(137)	(91)	(35)
Deferred tax benefit	21	50	100

Total income tax (expenses) benefit	(116)	(41)	65

voxeljet technology GmbH

NOTES TO THE FINANCIAL STATEMENTS (Continued)

17. Income taxes (Continued)

Deferred tax assets and liabilities

The components of net deferred income taxes at the end of the respective reporting periods were as follows:

SOURCES OF DEFERRED TAX ASSETS AND LIABILITIES

	12/31/2012		12/31/2011		12/31/2010		01/01/2010
Thousands of Euros	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Trade receivables	5	(4)	—	(4)	—	(4)	—	(3)
Other receivables and current assets	—	—	—	—	—	—	—	(5)
Property, Plant & Equipment	—	(914)	—	(950)	—	(1,017)	—	(746)
Current deferred income	125	—	96	—	89	—	40	—
Other current financial liabilities	346	—	242	—	275	—	168	—
Other current liabilities and provisions	—	(28)	—	(17)	—	(17)	—	—
Non-current deferred income	293	—	284	—	226	—	118	—
Other current financial liabilities	569	(34)	704	(42)	742	(47)	591	(45)
Accumulated other comprehensive loss	—	—	—	—	2	—	5	—
Tax losses carried forward	—	—	—	—	30	—	59	—

Tax assets (liabilities)	1,338	(980)	1,326	(1,013)	1,364	(1,085)	981	(799)
Set off of tax	(980)	980	(1,013)	1,013	(1,085)	1,085	(799)	799

Net tax assets	358	0	313	0	279	0	182	0

Reconciliation of profit before income taxes to income tax

The reconciliation between profit before income taxes and income tax (expenses) benefit is as follows:

RECONCILIATION OF INCOME TAXES

Thousands of Euros	2012	2011	2010
Profit (loss) before income taxes	328	84	(273)
Tax expense at prevailing statutory rate (28%)	(92)	(24)	76
Non-deductible expenses	(15)	(14)	(12)
Other	(9)	(3)	1

Income tax (expenses) benefit	(116)	(41)	65

voxeljet technology GmbH

NOTES TO THE FINANCIAL STATEMENTS (Continued)

18. Personnel expenses

Personnel expenses included in cost of sales, research and development, selling and administrative expenses comprise:

PERSONNEL EXPENSES

Thousands of Euros	2012	2011	2010
Wages and salaries	2,797	2,439	1,965
Social security contributions	591	512	437

Total	3,388	2,951	2,402

19. Segment reporting

voxeljet operates in two reportable segments — Systems and Services — which reflect the internal organizational and management structure according to the distinct nature of the two businesses. The Systems business derives its revenues from the manufacture of 3D printers, and the Services business provides custom-ordered printed product to customers.

The measurement principles used by voxeljet in preparing this segment reporting are also the basis for segment performance assessment. The managing director of voxeljet acts as a chief operating decision maker. As a performance indicator, the chief operating decision maker controls the performance by the Company's revenues and gross profit.

The following table summarizes segment reporting for each of the reporting periods ended December 31. As management's controlling instrument is mainly revenue-based, the reporting information does not include a detailed breakdown of all assets and liabilities by category. The sum of the amounts for the two segments equals the total for the Company in each of the years.

SEGMENT REPORTING

	12/31/2012		12/31/2011		12/31/2010
Thousands of Euros	SYSTEMS	SERVICES	SYSTEMS	SERVICES	SYSTEMS	SERVICES
Revenues	3,464	5,247	2,206	5,051	1,036	3,728
Gross profit	1,399	2,355	569	2,351	539	1,565

Gross profit in %	40.4%	44.9%	25.8%	46.5%	52.0%	42.0%
Plant, machinery, other facilities and leased products	854	4,445	592	4,755	656	5,252

Trade receivables	189	436	167	683	57	367

Trade payables	318	242	268	249	113	174

Depreciation and amortisation (excl. Intangible assets)	229	1,107	171	1,059	146	944

voxeljet technology GmbH

NOTES TO THE FINANCIAL STATEMENTS (Continued)

19. Segment reporting (Continued)

Systems revenues include revenues from the sales of used 3D printers of kEUR 500, kEUR 519 and kEUR 0 for the years ended December 31, 2012, 2011 and 2010, respectively.

20. Financial risk management

The Company's Management director is responsible for implementing the finance policy and for ongoing risk management. Transactions related to activities in the area of financial instruments require the prior approval of the Management director. Derivative financial instruments have not been used for speculative purposes and have served solely to hedge risks connected with business operations.

Foreign exchange risk

For the year ended December 31, 2012, voxeljet generated 84.8% of its revenues in the eurozone. Additionally, the majority of the Company's sourcing transactions are also transacted in Euros in that zone. voxeljet's statement of financial position is not significantly exposed to foreign exchange risk.

Interest rate risk

voxeljet's principal interest-bearing positions are liabilities for bank borrowings and finance lease obligations. These liabilities are entirely at a fixed interest rate, with the exception of one variable loan which is converted to a fixed-rate position through the use of an interest rate swap. As such, changes in market interest rates have no effect on the accounts.

Credit risk

Credit risk is the risk of the Company suffering a financial loss as the result of its counterparties being unable to perform their obligations. The Company is exposed to credit risk from its operating activities (mainly trade receivables and customer loan) and from its financing activities including deposits with banks and financial institutions. voxeljet seeks to minimize such risk by entering into transactions with counterparties that are believed to be creditworthy business partners or with financial institutions which meet high credit rating requirements. In addition, the portfolio of receivables and customer advances is monitored on a continuous basis. Credit risk is limited to a specified amount with regard to individual receivables.

Financing risk

A lack of available funding or impeded access to sufficient funding could have a materially adverse financial impact on the Company. The availability of existing borrowing depends particularly on the Company's leverage ratio. The Company seeks to mitigate financing risk by actively managing its financial profile. See note 21 'Capital Management' for more detailed information.

Liquidity risk

Liquidity risk is the risk that voxeljet might not have sufficient cash to meet its payment obligations. This risk is countered by systematic, day-by-day liquidity management whose absolute fundamental requirement is that solvency must be guaranteed at all times. A major responsibility of key management is to monitor the cash balances and to set up and update cash planning on monthly basis voxeljet technology GmbH

NOTES TO THE FINANCIAL STATEMENTS (Continued)

20. Financial risk management (Continued)

to ensure liquidity. At all times cash and cash equivalents are projected on the basis of a regular financial and liquidity planning.

21. Capital management

Equity is monitored by the Company's equity ratio. The equity used as a basis for determining the equity ratio corresponds to the equity disclosed in the Statement of Financial Position.

Key elements of the internal control system are the planning and ongoing monitoring of profitability, as measured by management. The relevant performance indicators are submitted to the Management Board for consideration as part of regular reporting.

As part of active management of borrowings, particular attention is given to managing leverage, measured as the ratio of net debt to turnover, assessing needs for capital and liquidity, and to matching the timing of refinancing measures.

Part of the capital management strategy is also to enter into sale and leaseback transactions to finance the 3D printing equipment used in the production of printed product for customers.

voxeljet's capital structure as of the end of the reporting periods 2012, 2011 and 2010 was as follows:

CAPITAL STRUCTURE

	12/31/2012	12/31/2011	12/31/2010	01/01/2010
Equity	1,218	1,005	958	1,159
Share of total equity and liabilities	11.3%	10.3%	10.8%	18.7%
Current financial liabilities	2,366	1,498	1,559	1,003
Non-current financial liabilities	4,128	4,606	4,491	2,898

Total financial liabilities	6,494	6,104	6,050	3,901
Share of total equity and liabilities	60.5%	62.5%	68.3%	62.9%

Total equity and liabilities	10,738	9,768	8,864	6,203

There were no changes to the capital management strategy during the considered years.

voxeljet technology GmbH

NOTES TO THE FINANCIAL STATEMENTS (Continued)

22. Leases

Finance leases

Future minimum lease payments under financing lease arrangements at the end of the considered reporting periods are approximately as follows:

PRESENT VALUE OF MINIMUM LEASE PAYMENTS

2012

Thousands of Euros	Minimum future lease payments obligation	Unamortized interest expense	Present value of minimum future lease payments obligation
due within 1 year	1,464	(227)	1,237
due between 1 and 5 years	2,462	(516)	1,946
due in more than 5 years	—	—	—

Total	3,926	(743)	3,183

2011

Thousands of Euros	Minimum future lease payments obligation	Unamortized interest expense	Present value of minimum future lease payments obligation
due within 1 year	1,229	(365)	864
due between 1 and 5 years	3,061	(547)	2,514
due in more than 5 years	—	—	—

Total	4,290	(912)	3,378

2010

Thousands of Euros	Minimum future lease payments obligation	Unamortized interest expense	Present value of minimum future lease payments obligation
due within 1 year	1,267	(285)	982
due between 1 and 5 years	3,157	(518)	2,639
due in more than 5 years	—	—	—

Total	4,424	(803)	3,621

voxeljet technology GmbH

NOTES TO THE FINANCIAL STATEMENTS (Continued)

22. Leases (Continued)

Operating Leases

Lessee

The estimated payment schedule regarding operating leases is as follows:

OPERATING LEASE OBLIGATIONS

Thousands of Euros	12/31/2012	12/31/2011	12/31/2010	01/01/2010
Less than 1 year	356	361	368	28
1 to 5 years	1,234	1,474	1,631	24
Over five years	—	—	158	—

Total	1,590	1,835	2,157	52

Operating lease expenses were kEUR 371, kEUR 375 and kEUR 329 in the financial years 2012, 2011 and 2010, respectively.

Lessor

voxeljet leased two of its self-produced 3D printers to customers. Under the lease contracts, voxeljet bears all the substantial risks and rewards of the underlying assets.

Operating lease payments receivable for subleases

Thousands of Euros	12/31/2012	12/31/2011	12/31/2010	01/01/2010
Less than 1 year	96	0	26	105
1 to 5 years	96	0	0	27
Over five years	0	0	0	0

Total	192	0	26	132

The operating lease income was kEUR 96, kEUR 96 and kEUR 130 in the financial years 2012, 2011 and 2010, respectively, and recorded as revenue.

23. Commitments, contingent assets and liabilities

In connection with the enforcement of voxeljet's intellectual property rights, the acquisition of third-party intellectual property rights, or disputes related to the validity or alleged infringement of the Company's or third-party intellectual property rights, including patent rights, voxeljet has been and may in the future be subject or party to claims, negotiations or complex, protracted litigation.

24. Related party transactions

Related party transactions at voxeljet mainly comprise transactions with key management and related individuals.

voxeljet technology GmbH

NOTES TO THE FINANCIAL STATEMENTS (Continued)

24. Related party transactions (Continued)

Transactions with key management

Key management is defined as those people having authority and responsibility for planning, directing and controlling the activities of the Company within their function and within the interest of the Company.

The following table presents the amount and components of key management compensation:

MANAGEMENT COMPENSATION

Thousands of Euros	12/31/2012	12/31/2011	12/31/2010
Fixed compensation	168	135	105
Variable compensation	55	83	50

Total	223	218	155

Managing director remuneration currently consists of two components: a fixed remuneration and a variable bonus.

Voxeljet's managing director has agreed to personally guarantee EUR 75,000 of a loan from Bayerische Hypo- und Vereinsbank AG, Munich to the Company. Three of the shareholders of voxeljet pursuant to an agreement, dated September 1, 2010, have each agreed to reimburse the managing director EUR 18,750 in case voxeljet default on the loan and he is required to pay any sums under his personal guarantee. The Company pays an interest rate of 6.00% per annum on the guaranteed amount to each guarantor.

Transactions with related parties

A related party relationship could have an effect on the profit and loss and financial position of the Company. Defined as related parties are individuals or other third parties with whom voxeljet has common control relationships.

OTHER RELATED PARTIES

Name	Nature of relationship	Duration of relationship
Franz Industriebeteiligungen AG, Augsburg	Owner	10/01/2003-12/12/2012
Prof. Dr. Joachim Heinzl, Munich	Owner	05/01/1999-Current
AleSta Beteiligungs GmbH, Augsburg	Owner	06/01/2009-Current
Schlosserei und Metallbau Ederer, Dießen	Supplier	05/01/1999-Current

The main transactions with other related individuals were the following:

Franz Industriebeteiligungen AG, Augsburg is owned by Mr. Rudolf Franz and he works as an external consultant at voxeljet. Therefore Franz Industriebeteiligungen AG, Augsburg received a compensation on a regular basis which is split into a fixed and variable component, amounted to the following in the years 2012, 2011 and 2010, respectively: kEUR 151 (kEUR 117 fixed; kEUR 34 variable), kEUR 101 voxeljet technology GmbH

NOTES TO THE FINANCIAL STATEMENTS (Continued)

24. Related party transactions (Continued)

(kEUR 101 fixed, kEUR 0 variable), and kEUR 72 (kEUR 72 fixed). Other transactions with Franz Industriebeteiligungen AG comprise the rental of office space in Augsburg, Germany. Rental expenses amounted to kEUR 2, kEUR 2, and kEUR 1 in 2012, 2011 and 2010, respectively. In addition, Franz Industriebeteiligungen AG received payments related to the use of certain paintings which are placed in the administrative building in Friedberg. Associated rental expenses amount to kEUR 2, kEUR 2, and kEUR 1 in 2012, 2011 and 2010, respectively.

AleSta Beteiligungs GmbH, Augsburg, which holds 12.5% of subscribed capital, provided consulting services in 2010. Associated expenses amounted to kEUR 2.2. Further, voxeljet acquired goods amounting to kEUR 14, kEUR 13, and kEUR 34 in 2012, 2011 and 2010 from 'Schlosserei und Metallbau Ederer', which is owned by the brother of Dr. Ingo Ederer (CEO).

25. Explanation of transition from German GAAP to IFRS

Bases for first-time adoption of IFRS

The Company presents a statement of financial position as of January 1, 2010, the date of transition to IFRS.

This is the first set of financial statements prepared under IFRS. All periods presented were prepared in accordance with the IFRS whose application was obligatory as of December 31, 2012.

The Company did not choose to apply any exemptions for the application of the IFRS applicable at December 31, 2012, to the opening balance sheet under IFRS as of January 1, 2010.

Reconciliation of equity and profit (loss) for the period from German GAAP to IFRS

The differences in recognition and measurement of assets and liabilities in the opening balance sheet under IFRS on January 1, 2010, resulting from the first-time adoption of IFRS, compared to the financial statements of voxeljet under the German Commercial Code, are recorded in retained earnings.

voxeljet technology GmbH

NOTES TO THE FINANCIAL STATEMENTS (Continued)

25. Explanation of transition from German GAAP to IFRS (Continued)

The first-time adoption of IFRS had the following effects on the equity of voxeljet at the respective reporting periods:

RECONCILIATION OF EQUITY

Thousands of Euros	12/31/2012	12/31/2011	12/31/2010	01/01/2010
Equity according to German GAAP	2,157	1,858	1,567	1,416
Property, plant and equipment — depreciation method	23	56	37	18
Recognition of lease assets and liabilities due to classification as finance lease	60	(42)	(37)	(65)
Gain deferral from sale-and-lease-back	(1,490)	(1,354)	(1,056)	(393)
Adjustments due to other provisions and liabilities	116	160	162	8
Adjustments to receivables and other current assets	(6)	15	13	9
Recognition of financial instruments at fair value	—	(1)	(7)	(16)
Adjustments of deferred taxes (IAS 12)	358	313	279	182

Equity according to IFRS	1,218	1,005	958	1,159

Reconciliation of profit for the period between German GAAP and IFRS

The first-time adoption of IFRS had the following effects on profit:

RECONCILIATION OF PROFIT (LOSS)

Thousands of Euros	12/31/2012	12/31/2011	12/31/2010
Profit or loss according to German GAAP	299	291	151
Property, plant and equipment — depreciation method	16	17	18
Recognition of lease assets and liabilities due to classification as finance lease	(81)	(303)	(635)
Adjustments due to other provisions and liabilities	(34)	(1)	155
Adjustments to receivables and other current assets	(20)	2	4
Adjustments of deferred taxes (IAS 12)	32	37	99

Profit (loss)	212	43	(208)

Reconciliation of other comprehensive income from German GAAP to IFRS

The information included in other comprehensive income under IFRS is not recognized under the German Commercial Code. Therefore all components of other comprehensive income represent a deviation from German GAAP.

voxeljet technology GmbH

NOTES TO THE FINANCIAL STATEMENTS (Continued)

25. Explanation of transition from German GAAP to IFRS (Continued)

Other information on the reconciliation from German GAAP to IFRS

The principal differences between the accounting policies under the German Commercial Code and IFRS pertain to the following matters:

Property, plant, and equipment

In accordance with IAS 16, property, plant and equipment are normally depreciated straight-line over their expected useful life in these financial statements under IFRS. Under the German GAAP accelerated depreciation is recorded in accordance with German tax rules.

Leases

The Company sells assets and leases them back. Under IFRS the leasebacks are classified as finance leases and the Company records the asset, and a corresponding liabilities. Any gain from the sale is deferred and amortized over the lease term; the leased assets are recorded as property, plant and equipment and depreciated over their useful lives. Under German GAAP, the lease is classified as operating lease resulting in the derecognition of the asset and immediate gain recognition.

Provisions and liabilities

Provisions are recorded under IFRS when an obligation is probable and the amount can be estimated reliably. Under German GAAP, provisions are recorded under prudent judgment, even when not probable.

Deferred tax

Under IAS 12, deferred taxes are generally to be recognized for all temporary differences between the values measured for assets and liabilities in the statement of financial position under IFRS and their tax base. Deferred taxes are calculated on the basis of the expected future tax rates. Recognition of other deferred tax assets was optional. Deferred taxes in the financial statements under the German Commercial Code were calculated using the current tax rate.

American Depositary Shares
Representing                      Ordinary Shares

voxeljet AG

PROSPECTUS

Until                           , 2013, federal securities laws may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Piper Jaffray

Citigroup

                   , 2013

PART II    INFORMATION NOT REQUIRED IN PROSPECTUS.

Item 6.    Indemnification of Directors and Officers

Under German law, we may not, as a general matter, indemnify members of our management board and supervisory board. Certain limited exceptions may apply if the indemnification is in the legitimate interest of our company. We will indemnify our management board and supervisory board members, to the extent permissible under German law, from and against any liabilities arising out of or in connection with their services.

We have provided directors' and officers' liability insurance for the members of our management and supervisory boards against civil liabilities, which they may incur in connection with their activities on behalf of our company. We intend to expand their insurance coverage against such liabilities, including by providing for coverage against liabilities under the Securities Act.

In the underwriting agreement, the form of which is filed as Exhibit 1.1 to this Registration Statement, the underwriters will agree to indemnify, under certain conditions, us, the members of our management board and persons who control our company within the meaning of the Securities Act, against certain liabilities, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this Registration Statement and certain other disclosure documents.

Item 7.    Recent Sales of Unregistered Securities

No unregistered securities were sold by us within the past three years.

Item 8.    Exhibits and Financial Statement Schedule

Exhibit Number		Description of Exhibit
1.1	*	Form of Underwriting Agreement
3.1	*	Articles of Association of voxeljet AG
3.2	*	Rules of Procedure of the Supervisory Board of voxeljet AG
3.3	*	Rules of Procedure of the Management Board of voxeljet AG
4.1	*	Form of specimen of ordinary registered share certificate and English translation
4.2	*	Form of Deposit Agreement
4.3	*	Form of American Depositary Receipt (included in Exhibit 4.2)
5.1	*	Opinion of Dechert LLP
8.1	*	Opinion of Dechert LLP as to U.S. tax matters
8.2	*	Opinion of Dechert LLP as to German tax matters
10.1		Lease Agreement between Deuter GmbH and voxeljet AG (formerly known as Voxeljet Technology GmbH), dated October 19, 2012 (English translation)
10.2		Addendum to the Lease Agreement of October 19, 2012 between Deuter GmbH and voxeljet AG (formerly known as Voxeljet Technology GmbH), dated October 19, 2012 (English translation)
10.3	†	Cross License Agreement between voxeljet AG (formerly known as Voxeljet Technology GmbH) and BEGO Medical GmbH, dated August 21, 2012 (English translation)
10.4	†	Nonexclusive Patent License and Sublicense Agreement between Z Corporation and voxeljet AG (formerly known as Voxeljet Technology GmbH), dated August 16, 2004
10.5	†	First Amendment to the Nonexclusive Patent License and Sublicense Agreement between Z Corporation and voxeljet AG (formerly known as Voxeljet Technology GmbH), dated March 31, 2011

Exhibit Number		Description of Exhibit
10.6	†	Patent and Know-How Transfer Agreement between voxeljet AG (formerly known as Generis GmbH) and The ExOne Company(formerly known as Extrude Hone GmbH) , dated June 27, 2003
10.7	†	Amendment to Patent and Know-How Transfer Agreement between voxeljet AG (formerly known as Voxeljet Technology GmbH) and Prometal RCT GmbH, dated July 14, 2009
23.1	*	Consent of Dechert LLP (included in Exhibits 5.1, 8.1 and 8.2)
23.2	*	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft
24.1	*	Powers of Attorney (included on the signature page)

*To
be filed by amendment.

†Confidential
treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

Item 9.    Undertakings

(a)
The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 6 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)
The undersigned Registrant hereby undertakes that:

  (i) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (ii)  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in                                         on the             day of                           , 2013.

VOXELJET AG
By:
Name:	Dr. Ingo Ederer
Title:	Chief Executive Officer

We, the undersigned members of the management board and the supervisory board of the Registrant hereby severally constitute and appoint                                        and                                         , and each of them, his/her true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any subsequent registration statements pursuant to Rule 462 of the United States Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the United States Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Date

Dr. Ingo Ederer	Chief Executive Officer and Member of the Management Board (Principal Executive Officer)	, 2013
Rudolf Franz	Chief Financial Officer and Member of the Management Board (Principal Financial Officer and Principal Accounting Officer)	, 2013
Prof. Dr. Joachim Heinzl	Member of Supervisory Board	, 2013
Peter Nietzer	Member of Supervisory Board	, 2013
Dr. Stefan Söhn	Member of Supervisory Board	, 2013

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the United States Securities Act of 1933, as amended, the undersigned, the registrant's duly authorized representative in the United States has signed this Registration Statement in                                        on the             day of                           , 2013.

CORPORATION SERVICE COMPANY
Name: Tracy Manganelli Title: Assistant Vice President

EXHIBIT INDEX

Exhibit Number		Description of Exhibit
1.1	*	Form of Underwriting Agreement
3.1	*	Articles of Association of voxeljet AG
3.2	*	Rules of Procedure of the Supervisory Board of voxeljet AG
3.3	*	Rules of Procedure of the Management Board of voxeljet AG
4.1	*	Form of specimen of ordinary registered share certificate and English translation
4.2	*	Form of Deposit Agreement
4.3	*	Form of American Depositary Receipt (included in Exhibit 4.2)
5.1	*	Opinion of Dechert LLP
8.1	*	Opinion of Dechert LLP as to U.S. tax matters
8.2	*	Opinion of Dechert LLP as to German tax matters
10.1		Lease Agreement between Deuter GmbH and voxeljet AG (formerly known as Voxeljet Technology GmbH), dated October 19, 2012 (English translation)
10.2		Addendum to the Lease Agreement of October 19, 2012 between Deuter GmbH and voxeljet AG (formerly known as Voxeljet Technology GmbH), dated October 19, 2012 (English translation)
10.3	†	Cross License Agreement between voxeljet AG (formerly known as Voxeljet Technology GmbH) and BEGO Medical GmbH, dated August 21, 2012 (English translation)
10.4	†	Nonexclusive Patent License and Sublicense Agreement between Z Corporation and voxeljet AG (formerly known as Voxeljet Technology GmbH), dated August 16, 2004
10.5	†	First Amendment to the Nonexclusive Patent License and Sublicense Agreement between Z Corporation and voxeljet AG (formerly known as Voxeljet Technology GmbH), dated March 31, 2011
10.6	†	Patent and Know-How Transfer Agreement between voxeljet AG (formerly known as Generis GmbH) and The ExOne Company(formerly known as Extrude Hone GmbH) , dated June 27, 2003
10.7	†	Amendment to Patent and Know-How Transfer Agreement between voxeljet AG (formerly known as Voxeljet Technology GmbH) and Prometal RCT GmbH, dated July 14, 2009
23.1	*	Consent of Dechert LLP (included in Exhibits 5.1, 8.1 and 8.2)
23.2	*	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft
24.1	*	Powers of Attorney (included on the signature page)

*To
be filed by amendment.

†Confidential
treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.